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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

LAUREATE EDUCATION, INC.
(Name of Subject Company)

LAUREATE EDUCATION, INC.
(Names of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

Robert W. Zentz, Esq.
Senior Vice President and General Counsel
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
(410) 843-6100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R.W. Smith, Jr., Esq. Jason C. Harmon, Esq. DLA Piper US LLP 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000	Robert B. Robbins, Esq. Thomas J. Plotz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W. Washington, D.C. 20037 (202) 663-8000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information

  Name and Address.

        The name of the subject company is Laureate Education, Inc. ("Laureate" or the "Company"). The address of the principal executive offices of the Company is 1001 Fleet Street, Baltimore, Maryland 21202-4382, and the Company's telephone number is (410) 843-6100.

  Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Schedule 14D-9") relates is the common stock, par value $0.01 per share, of the Company (the "Shares"). As of June 5, 2007, there were 51,956,902 Shares issued and outstanding (including 291,125 restricted Shares), outstanding options to purchase 5,066,136 Shares at a weighted average exercise price of $24.25 and 166,000 Shares underlying performance share units.

Item 2.    Identity and Background of Filing Person

  Name and Address.

        The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

  Offer.

        L Curve Sub, Inc. ("L Curve") and M Curve Sub, Inc. ("M Curve"), each a Maryland corporation (each a "Purchaser", and together, the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), are offering to purchase, at a price of $62.00 net per share in cash (subject to applicable withholding tax) without interest, all outstanding Shares on the terms and subject to the conditions specified in the offer to purchase dated June 8, 2007 (the "Offer to Purchase") and related letter of transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The Offer to Purchase and related letter of transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        Parent is an Alberta limited partnership that was formed on January 28, 2000 and has served as a holding company for investments. Parent is owned by a consortium of investment funds and other investors which currently includes investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., S.A.C. Capital Management, LLC, Moore Capital Management, LLC, Citi Private Equity, Makena Capital Management LLC, Torreal Sociedad de Capital Riesgo de Régimen Simplificado S.A., SPG Partners, LLC, Vulcan Capital Education Holdings LLC, Brenthurst Funds, Sterling Partners, Demeter Holdings Corporation, Stockwell Fund, L.P., and Morgan Creek Partners II, LP, as well as Bregal Europe Co-Investment L.P., Caisse de dépôt et placement du Québec, Citigroup Global Markets and Douglas L. Becker, the Company's Chairman and Chief Executive Officer, and Steven M. Taslitz. Messrs. Becker and Taslitz, along with Douglas L. Becker's brother, Eric D. Becker, and one of our board members, R. Christopher Hoehn-Saric, are founding members of Sterling Partners, a private equity firm. We refer to Douglas L. Becker, Eric D. Becker and Messrs. Taslitz and Hoehn-Saric as the Sterling Founders. Sterling Capital Partners II, L.P., a private equity fund affiliated with Sterling Partners that we refer to as SCP II, is among the consortium of investors that owns Parent. In addition, Messrs. Becker and Taslitz and certain trusts affiliated with each of them, have committed to contribute to Parent all or a portion of their shares of the Company's common stock in connection with the merger in exchange for a portion of the equity securities of Parent. Messrs. Becker and Taslitz and these affiliated trusts are referred to as the Rollover Investors.

The Rollover Investors and the other funds and investors that invest in Parent are sometimes referred to as the Investor Group. We sometimes refer to our stockholders other than Parent, the Investor Group, Mr. Hoehn-Saric, Eric D. Becker and their respective affiliates as the unaffiliated stockholders.

        The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of June 3, 2007, as such may be amended from time to time (the "Merger Agreement"), among the Company, Parent and L Curve which amends and restates an Agreement and Plan of Merger dated as of January 28, 2007 by and among the same parties (the "Original Merger Agreement"). We refer to the merger contemplated by the Original Merger Agreement as the "Original Merger". Pursuant to the Merger Agreement, Purchasers have agreed to, and Parent has agreed to cause Purchasers to, make an offer to purchase all of the outstanding Shares at a price of $62.00 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Merger Agreement. Purchasers' obligation to purchase Shares tendered in the Offer is subject to the valid tender of Shares, when added to any Shares already owned by Parent and its Subsidiaries (as defined in the Merger Agreement), represents at least a majority of the total number of outstanding Shares on a "fully-diluted basis" (which assumes conversion or exercise of all Company Equity Awards (as defined in the Merger Agreement) or other securities convertible into or exercisable or exchangeable for shares of Common Stock, regardless of the conversion or exercise price, the vesting schedule or other terms thereof and, with respect to the Company Performance Shares (as defined in the Merger Agreement), assumes that such awards shall be earned at the maximum target level set forth in the applicable Company Stock Plan) on the Expiration Date (as defined in the Merger Agreement). The Offer is also subject to the condition that the debt financing arranged by Purchasers to fund the Offer must be available for borrowing in connection with the consummation of the Offer, and that the lenders party to the debt commitments relating to the debt financing arranged by Purchasers to fund the Merger shall not have notified Parent or Purchasers that any portion of such financing will not be available at the effective time of the Merger, in each case on the terms and conditions set forth in the debt financing commitments (which terms are summarized under the caption "The Tender Offer—Section 9. Source and Amount of Funds" of the Offer to Purchase) or on terms and conditions that are no less favorable, in the aggregate, to Parent and Purchasers, as determined in the reasonable judgment of Parent. The Offer is also subject to other customary conditions. The Merger Agreement provides, among other things, for the making of the Offer and further provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Maryland General Corporation Law (the "MGCL"), L Curve will merge (the "Merger") with and into the Company and the Company will continue as the surviving corporation. At the effective time of the Merger, each Share (including any restricted Shares) issued and outstanding immediately prior to the effective time of the Merger, including Shares held in the respective 401(k) accounts of each of Messrs. Becker and Hoehn-Saric, other than the Shares owned by Parent immediately prior to the effective time of the Merger, including shares acquired by Parent from the Rollover Investors, will automatically be canceled and will cease to exist and will be converted into the right to receive $62.00 per share. Parent has advised the Company that it expects that, immediately prior to the merger of L Curve into the Company, M Curve will merge with and into L Curve, with L Curve as the surviving corporation in that merger. A copy of the Merger Agreement is attached as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on June 4, 2007 and is incorporated herein by reference.

        The initial expiration date for the Offer is 12:00 Midnight, New York City time, on Friday, July 6, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

        As set forth in the Schedule TO filed with respect to the Offer by the Purchasers and certain members of the Investor Group with the SEC on June 8, 2007, the name, business address and telephone number of Parent and the Purchasers is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019. The telephone number at the principal office is 212-750-8300.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

  Conflicts of Interest.

        Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I (the "Information Statement") or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchasers or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent's right (after acquiring Shares pursuant to the Offer) to designate persons to the Company's board of directors other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

  The Subject Company, its Executive Officers, Directors or Affiliates

        The information set forth in the Offer to Purchase under the captions "Special Factors—Interests of the Company's Directors and Executive Officers in the Offer and the Merger", "Special Factors—The Cooperation Agreement", "Special Factors—The Tender Agreements", "Special Factors—The Voting Agreement" and "Special Factors—The Merger Agreement" is incorporated herein by reference.

  Executive Retention Agreements

        The following summary of the Executive Retention Agreements does not purport to be complete and is qualified in its entirety by reference to the Executive Retention Agreements, the form of which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

        In connection with signing the Original Merger Agreement, Laureate entered into executive retention agreements on February 1, 2007 (each an "Executive Retention Agreement," and collectively, the "Executive Retention Agreements") with each of Raph Appadoo, William Dennis, Paula R. Singer, Robert W. Zentz, Rosemarie Mecca, Daniel M. Nickel, Ricardo Berckemeyer and Luis Lopez (each an "Executive"). The Executive Retention Agreements provide certain severance payments and benefits, including payments and benefits in connection with a "change of control" (as defined below), and supersede any prior agreements the Executive entered into with the Company with respect to the subject matter of the Executive Retention Agreements. Each Executive Retention Agreement has a three-year term which automatically renews for additional one-year terms under certain circumstances. For purposes of the Executive Retention Agreements, "change of control" means any of the following events:

  •
  a merger or consolidation to which Laureate is a party if the individuals and entities who were stockholders of Laureate immediately prior to the effective date of such Merger or consolidation have "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) of less than 50% of the total combined voting power for election of directors of the surviving corporation immediately following the effective date of such merger or consolidation;

  •
  the direct or indirect "beneficial ownership" in the aggregate of Laureate's securities representing 40% or more of the total combined voting power of Laureate's then issued and outstanding securities by any person or entity, or group of associated persons or entities acting in concert; provided, however, that for purposes hereof, any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Laureate or any corporation controlled by Laureate shall not constitute a "change of control";

  •
  the sale of the properties and assets of Laureate, substantially as an entirety, to any person or entity which is not a wholly owned subsidiary of Laureate;

  •
  the stockholders of Laureate approve any plan or proposal for the liquidation of the Company; or

  •
  a change in the composition of Laureate's board of directors at any time during any consecutive 24-month period such that the "Continuity Directors" cease for any reason to constitute at least 51% of Laureate's board of directors. "Continuity Directors" means those members of Laureate's board of directors who either (a) were directors at the beginning of such consecutive 24-month period, or (b) were elected by, or on the nomination or recommendation of, at least a two-thirds majority of the then-existing board of directors.

        The terms of each Executive Retention Agreement provide that if the Executive's employment is terminated by Laureate during the term of the Executive Retention Agreement other than due to "Disability" or for "Cause" (each as defined below), then the Executive is entitled to receive, in addition to certain accrued amounts and subject to the execution of a release and restrictive covenants agreement, (i) a lump sum severance payment in an amount equal to one and one-half times the sum of the Executive's annual salary and annual target bonus under Laureate's annual incentive compensation plan, (ii) continued health care coverage for 18 months, (iii) outplacement assistance and (iv) a lump sum payment under each of Laureate's annual incentive plan and long-term incentive plan assuming the applicable target had been attained, which payments shall be pro-rated for the number of months of the performance period that have elapsed.

        For purposes of the Executive Retention Agreements, "Disability" generally means the Executive's inability to perform all of the Executive's duties by reason of illness, physical or mental disability or other similar incapacity, as determined by the Chief Executive Officer of Laureate in his or her sole discretion, which inability shall continue for more than three consecutive months.

        For purposes of the Executive Retention Agreements, "Cause" means (i) fraud; (ii) misrepresentation; (iii) theft or embezzlement of Laureate's assets; (iv) intentional violations of law involving moral turpitude; (v) failure to follow Laureate's business conduct and ethics policy; and/or (vi) the continued failure by the Executive to attempt in good faith to perform his or her duties as reasonably assigned by Laureate's Chief Executive Officer to the Executive for a period of 60 days after a written demand for such performance which specifically identifies the manner in which it is alleged the Executive has not attempted in good faith to perform such duties.

        In addition, the terms of each Executive Retention Agreement provide that if, during the period commencing six months prior to the execution of an agreement, the consummation of which would result in a "change of control" and ending upon the earlier of (i) the expiration of the 18-month period which commenced on the date of the "change of control" or (ii) the abandonment of the "change of control" by the parties, the Executive voluntarily terminates his or her employment with Laureate due to a "material alteration" of his or her employment (as described below), then the Executive is also entitled to receive the aforementioned severance payments and benefits.

        For purposes of the Executive Retention Agreements, an Executive's employment shall be "materially altered" following a "change of control" if (i) there is a material reduction in duties or adverse change in conditions of employment; (ii) a relocation of Executive's office in excess of 30 miles is required; (iii) there is a change in reporting relationship; or (iv) the Executive's targeted total compensation is decreased; and upon written notice by the Executive, Laureate fails to cure such alteration within 30 days.

        In addition to the aforementioned payments and benefits, each Executive Retention Agreement provides that the Executive will be provided with an additional payment in the event that the aggregate present value of payments made to the Executive in connection with a change of control exceed, by more than 10%, the Executive's safe harbor amount under Section 280G of the Internal Revenue Code; otherwise payments made to the Executive would be capped to prevent any excise tax from being assessed against the Executive.

        The terms of each Executive Retention Agreement also provide that each Executive's outstanding stock option and restricted share awards vest immediately and fully upon the consummation of the change of control.

        The consummation of the Offer will constitute a "change of control" for purposes of the Executive Retention Agreements.

        In connection with the approval by the Company's board of directors of the Offer, the Merger and the Merger Agreement, on June 2, 2007, the Compensation Committee of the Company's board of directors (composed solely of "independent directors" in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of foregoing arrangements as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

  The Purchasers, their Respective Executive Officers, Directors or Affiliates

        The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and Purchasers or Parent relating to the Offer. Additional material agreements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

  The Merger Agreement

        The summary of the Merger Agreement and the description of the conditions of the Offer contained in the sections entitled "Special Factors—The Merger Agreement" and "The Tender Offer, Section 11. Certain Conditions to the Offer," respectively, in the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as an exhibit to the Schedule TO and is incorporated by reference herein.

  The Confidentiality Agreement

        The following summary of the Confidentiality and Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality and Non-Disclosure Agreement, which has been filed as Exhibit (e)(3)(A) hereto and is incorporated herein by reference.

        In connection with the process leading to the execution of the Merger Agreement, on August 17, 2006, the Company and SCP II entered into a Confidentiality and Non-Disclosure Agreement (the "Sterling Confidentiality Agreement"). Pursuant to the Sterling Confidentiality Agreement, as a condition to being furnished confidential information by the Company, SCP II agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between the Company and such party and, for a period of one year from the date of the agreement, not agree, or advise, assist, encourage, provide information or provide financing to others to, individually or collectively, directly or indirectly, acquire or offer to acquire, by purchase or merger, beneficial ownership of any equity securities of the Company or beneficial ownership or alone or in concert with others, seek, or encourage or support any effort, to influence or control the management, board of directors, business, policies, affairs or actions of the Company. SCP II also agreed not to employ or solicit for employment any Company employee (other than Mr. Becker), subject to certain exceptions, for a period of two years from the date of the agreement.

  Representation on the Company's Board of Directors

        The Merger Agreement provides that upon the payment by Parent or Purchasers for all shares of Common Stock tendered pursuant to the Offer, Parent will be entitled to designate all of the members of the Company's board of directors.

Item 4.    The Solicitation or Recommendation

  Solicitation or Recommendation.

        Immediately after receiving notice on September 8, 2006 that Mr. Becker intended to submit a proposal to acquire the Company, the independent members of the board of directors established a special committee composed of three members, David A. Wilson (Chair), James H. McGuire and R. William Pollock, to consider the proposal and any alternate proposals that developed. The Company's board of directors determined that each person appointed to the special committee was a disinterested director with regard to the proposed transaction, as such term is used under Maryland law, and an independent director, as such term is defined in the rules of the Nasdaq Global Select Market. The special committee retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as its financial advisors and Pillsbury Winthrop Shaw Pittman LLP ("Pillsbury") as its legal advisor. The special committee met with members of the senior management team (including meetings without Mr. Becker present) and reviewed the overall outlook of the business, including upside opportunities and risks facing the Company's business for the next several years, oversaw financial and legal due diligence performed by its advisors, conducted an extensive review and evaluation of the proposal and conducted arms'-length negotiations with Mr. Becker and other representatives of the Investor Group with respect to the Merger Agreement and various other agreements relating to the Offer and the Merger. On January 28, 2007, the special committee, acting with the assistance of its financial and legal advisors, among other things, unanimously determined that the Original Merger Agreement, the Original Merger and the other transactions contemplated thereby were fair to and in the best interests of the unaffiliated stockholders of the Company. The special committee also unanimously recommended to the board of directors that the board of directors approve and declare advisable the Original Merger, the Original Merger Agreement and the transactions contemplated thereby. On June 2, 2007, the special committee, acting with the assistance of its financial and legal advisors, among other things, unanimously determined that it is fair to and in the best interests of the Company and the Company's common stockholders (other than Parent, the Investor Group and their respective affiliates) to consummate the Offer and the Merger upon the terms and subject to the conditions set forth in the Merger Agreement in accordance with Maryland law. The special committee also unanimously recommended to the Company's board of directors that the Company's board of directors approve and declare advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement.

        On June 2, 2007, the Company's board of directors (without the participation of Messrs. Becker and Hoehn-Saric) met to consider the report and recommendation of the special committee. On the basis of the special committee's recommendation and the other factors described below, the Company's board of directors unanimously (without the participation of Messrs. Becker and Hoehn-Saric, or of Ms. Aguilera, who was unable to participate in that portion of the meeting, and with Mr. Miller abstaining): (i) determined that the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, are advisable, fair to and in the best interests of, the Company and its stockholders; (ii) recommended that the holders of the Company's common stock accept the Offer, tender their shares of common stock into the Offer and approve the Merger (to the extent such approval is required under Maryland law for the consummation of the Merger); and (iii) exempted the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the tender agreements and voting agreement entered into in connection with the Merger Agreement, from the Maryland business combination statute and any acquisition of shares of the Company's common stock pursuant to the Offer, the Merger and transactions contemplated by the Merger Agreement, including the tender agreements and the voting agreements entered into in connection with the Merger Agreement, from the Maryland control share acquisition act.

        Messrs. Becker and Hoehn-Saric did not participate in the board of directors' deliberations or the vote. Mr. Miller was present for the meeting, but abstained from voting on the grounds that he is a limited partner in the general partner of SCP II. The Company has been advised that Mr. Miller has arranged with Sterling Partners so that he will not participate in SCP II's investment in Parent and will not receive any economic benefit from the Merger realized by Sterling Partners, any of the Sterling Founders or any of their affiliates.

  Background and Reasons

  Background of the Offer and the Merger

        This discussion of the Offer and the Merger is qualified by reference to the Merger Agreement, which is attached as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on June 4, 2007 and is incorporated herein by reference. You should read the entire Merger Agreement carefully as it is the legal document that governs the Offer and the Merger.

        At a regularly scheduled meeting of the Company's board of directors in June 2006, Mr. Becker, the Company's Chairman and Chief Executive Officer, spoke to the board of directors in executive session about the possibility of exploring a transaction between the Company and private equity investors. At his request, the board of directors authorized Mr. Becker to investigate what would be involved in such a transaction and what the potential valuation of the Company's common stock in such a transaction might be.

        On August 14, 2006, Mr. Becker contacted James H. McGuire and David A. Wilson, members of the conflicts committee of the board of directors, and asked for permission to approach Sterling Partners, a private equity firm of which Mr. Becker is a founding member, for advice regarding a possible transaction. Based on the understanding that Mr. Becker would only use Sterling Partners for advice and counsel, the conflicts committee granted permission and, on August 17, 2006, the Company and SCP II entered into a confidentiality agreement that also contained standstill and non-solicitation provisions.

        At a meeting on August 22, 2006, Mr. Becker briefed Mr. Wilson on the progress of his research and indicated that he had reached no certain conclusion with respect to the prospects of any transaction between the Company and private equity investors or the potential valuation of the Company's common stock in such a transaction.

        During August 2006, Mr. Becker held preliminary discussions with representatives of certain potential investors in addition to Sterling Partners, including Bregal Europe Co-Investment L.P. and entities affiliated with S.A.C. Capital Management, LLC regarding a possible acquisition.

        On September 8, 2006, Mr. Becker advised our board of directors that he intended to submit an offer to acquire the Company. On the same day, our board of directors adopted resolutions establishing a special committee composed of three members, David A. Wilson (Chair), James H. McGuire and R. William Pollock. Our board of directors determined that each person appointed to the special committee was a disinterested director with regard to the proposed transaction, as such term is used under Maryland law, and an independent director, as such term is defined in the rules of the Nasdaq Global Select Market. The scope of the authority granted to the special committee by the board of directors included: (i) to engage its own legal and financial advisors and determine their compensation; (ii) to review and evaluate the terms and conditions and to determine the advisability of any transaction; (iii) to consider whether any alternative transactions would be in the best interests of the Company and its stockholders; (iv) to reject or modify any terms of any transaction; (v) to negotiate any and all terms and definitive agreements with respect to any transactions; (vi) to review and revise any and all documents and other instruments used in connection with any transactions; and (vii) to make a recommendation to the entire board of directors as to whether the Company should consummate any transaction. On that afternoon, the special committee engaged Pillsbury as its legal counsel, based on Pillsbury's previous representation of a special committee of our board of directors in connection with the 2003 sale of the Company's K-12 assets and related transactions as well as Pillsbury's experience in advising committees of independent directors in related-party transactions.

        On September 11, 2006, Mr. Becker submitted a letter to the board of directors stating that he, along with certain other unspecified founders of Sterling Partners, proposed to acquire the Company at an acquisition price of $55.00 per share. Mr. Becker also provided a letter from Goldman, Sachs & Co. ("Goldman Sachs") and Goldman Sachs Credit Partners, L.P. indicating that they were "highly confident" that they would be able to obtain the debt financing required to fund Mr. Becker's proposal.

        Following the formation of the special committee and its engagement of Pillsbury, the special committee considered the qualifications of various investment banking firms, including their experience in advising committees of independent directors and independence from the Company and Mr. Becker. The special committee then proceeded to interview prospective financial advisors, following receipt of signed non-disclosure agreements from several such prospective financial advisors. On the afternoon of September 13, 2006, the special committee interviewed representatives of Merrill Lynch in a meeting held in McLean, Virginia, that was attended by Messrs. Wilson and McGuire in person (as well as representatives of Pillsbury) and Mr. Pollock by telephone. The following morning, the members of the special committee, as well as representatives of Pillsbury, interviewed representatives of Morgan Stanley at Pillsbury's offices in McLean, Virginia. Following the departure of the representatives of Morgan Stanley from the meeting, the members of the special committee agreed on a list of instructions for Mr. Becker regarding his conduct during the special committee's evaluation of his proposal. Among other things, the special committee instructed Mr. Becker to refrain from (i) entering into any agreements with any bidder or financing source that would commit Mr. Becker to work exclusively with any party, (ii) taking any action that would cause Mr. Becker to be part of a "group" for purposes of Section 13(d) of the Exchange Act, (iii) approaching Company officers and employees to be a part of his acquisition group and (iv) soliciting the Company's business partners or prospective business partners to be part of his acquisition group. These instructions were transmitted to Mr. Becker following the conclusion of the meeting.

        On September 14 and 15, 2006, the members of the special committee determined to retain Morgan Stanley and Merrill Lynch as financial advisors to the special committee based on their respective qualifications, expertise and reputations as advisors to special committees in affiliate transactions and, in the case of Merrill Lynch, expertise in advising companies in the for-profit education industry. Over the ensuing days, the terms of the engagements, including compensation, of each of the financial advisors were negotiated and agreed upon. Also, on September 15, 2006, the special committee held a telephonic meeting with the senior executive officers of the Company

(excluding Mr. Becker), at which the members of the special committee explained the purpose of the special committee and responded to the questions of the senior executive officers.

        On September 20, 2006, representatives of the financial advisors to the special committee commenced their due diligence review of the Company, which, over the ensuing months, included, among other things, interviews with senior management, interviews with Company accountants, visits to overseas facilities and review of confidential financial and other information relating to the Company.

        On the afternoon of September 21, 2006, representatives of the special committee's financial advisors met with Mr. Becker and representatives of Goldman Sachs, which had been assisting Mr. Becker in evaluating the feasibility of, and alternatives for, a potential acquisition of the Company and which was subsequently engaged by L Curve as its financial advisor in connection with the transaction. The meeting included discussions of (i) the economic terms of Mr. Becker's proposal, including the proposed debt and equity financing thereof and (ii) Mr. Becker's intended arrangements with respect to management of the Company.

        On September 22, 2006, the special committee held a telephonic meeting, which was attended by representatives of the special committee's financial advisors and Pillsbury. Among other things, the special committee was advised that Mr. Becker had offered to withdraw his letter to the board of directors dated September 11, 2006 if so requested by the special committee. Following a recapitulation by representatives of the special committee's financial advisors of the previous afternoon's meeting with Mr. Becker and representatives of Goldman Sachs and a discussion between members of the special committee and its financial advisors regarding Mr. Becker's proposal, the special committee unanimously determined, with the advice of its legal and financial advisors, to request that Mr. Becker withdraw his proposal so that an appropriate process or set of procedures could be put in place for Mr. Becker to develop, should he care to do so, and the special committee to receive and evaluate, any proposal. On behalf of the special committee, Mr. Wilson sent a letter to Mr. Becker that afternoon requesting that Mr. Becker withdraw his proposal and advising him that the special committee would remain in place to develop a process to receive an offer should Mr. Becker desire to make such an offer. On September 23, 2006, Mr. Becker wrote to Mr. Wilson withdrawing his proposal of September 11, 2006.

        On September 29, 2006, the special committee held a telephonic meeting, which was attended by representatives of its financial advisors and Pillsbury. The special committee agreed to adopt a set of procedures designed by its financial advisors that was intended to govern the structured due diligence process Mr. Becker and any potential financing sources for Mr. Becker would be required to follow if he were to pursue the submission of an offer. Among other requirements, these procedures required that Mr. Becker obtain the special committee's approval prior to contacting any potential sources of equity or debt financing and that Mr. Becker not enter into any arrangement obligating him to work exclusively with any potential acquiror. The special committee instructed its financial advisors to contact Mr. Becker, through representatives of Goldman Sachs, and advise him that if he wished to submit an offer to acquire the Company, the special committee was willing to receive and consider such an offer, provided that Mr. Becker was willing to submit to the procedures established by the special committee.

        During the week of October 2, 2006, representatives of Morgan Stanley and Merrill Lynch engaged in several telephone conversations discussing the special committee's instructions with representatives of Goldman Sachs.

        On October 5, 2006, Mr. Becker indicated to the special committee his willingness to proceed on the basis of the procedures established by the special committee. On several occasions starting on October 6, 2006 and continuing through December 2006, Mr. Becker, through representatives of Goldman Sachs, requested permission from the special committee to contact potential investors and to solicit their participation in a potential transaction.

        On October 10, 2006, the special committee, through Morgan Stanley, advised Mr. Becker and Goldman Sachs that they were permitted to approach the 13 potential investors that Mr. Becker and Goldman Sachs had identified and requested permission to contact. There was limited interest, however, for a transaction at the $55.00 per share level from these investors, and Mr. Becker submitted a list of ten additional potential investors to the special committee, which the special committee approved on October 17, 2006. On November 2, 2006, the special committee authorized Mr. Becker and Goldman Sachs to approach an additional six potential investors. This sequential approval process continued through December 2006 as Mr. Becker and Goldman Sachs approached additional potential investors in an attempt to satisfy the special committee's requirement that any offer submitted for the special committee's consideration include commitments for 100% of the debt and equity financing necessary to complete the transaction.

        Over this period, the special committee approved a total of 42 potential sources of equity financing. If an approved party expressed interest, it was permitted to commence a due diligence review of the Company upon execution of a nondisclosure agreement. Thirty-nine of the 42 potential sources (including 11 who ultimately formed part of the Investor Group) were contacted and 25 of this number executed nondisclosure agreements. During this period, the special committee held additional meetings with senior management and the other independent directors of the Company's board of directors.

        On October 18, 2006, representatives of Morgan Stanley, Merrill Lynch and Pillsbury attended a due diligence session with the Company's management, including Mr. Becker, at the Company's offices. The Company's management gave presentations discussing the Company's business and prospects, and attendees were given the opportunity to ask questions of management. Two days later, similar meetings were held between Company management, including Mr. Becker, Goldman Sachs and certain potential sources of equity financing for Mr. Becker's potential offer. At the request of the special committee, representatives of Morgan Stanley and Merrill Lynch attended these meetings.

        At the special committee's request, Mr. Becker acknowledged in a letter dated October 30, 2006 that he did not intend to engage in certain of the actions prohibited by the nondisclosure agreement entered into by SCP II during any time at which SCP II was subject to similar restrictions (generally, until September 12, 2007) with respect to acquisitions of Company stock or forming groups with other persons, except as otherwise permitted by the special committee.

        On November 1, 2006, the special committee held a telephonic meeting that was attended by representatives of its financial advisors and Pillsbury. At the meeting, the financial advisors discussed with the special committee their preliminary financial analyses of the Company.

        During late October and November 2006, Mr. Becker discussed a possible acquisition of Laureate with a number of potential investors, including Citigroup Private Equity, Kohlberg Kravis Roberts & Co. and SPG Partners, LLC.

        At a meeting held on November 21, 2006, the special committee received an update from Mr. Becker as to the status of his efforts to obtain equity and debt financing with respect to his proposed acquisition of the Company. Mr. Becker reported that he had not yet obtained the commitments for equity financing required to finance such a proposal.

        During November and December 2006, Mr. Becker discussed with Citigroup Global Markets Inc. the process of a possible acquisition of Laureate and possible financing structures. On December 6, 2006, with the special committee's permission, Citigroup Global Markets Inc. formally began assisting Mr. Becker and the potential investors, and was subsequently engaged by L Curve, as a financial advisor and a possible financing source in connection with the transaction.

        On November 30, 2006, Morgan Stanley received a call from Goldman Sachs indicating that Mr. Becker was planning to submit a proposal on or before the December 11, 2006 Laureate board meeting. Based on that call, on December 4, 2006, Morgan Stanley asked Goldman Sachs to provide an update regarding the process prior to that board meeting. In response, on December 6, 2006,

Mr. Becker sent a letter to the board of directors proposing to acquire the Company at a price of $56.50 per share. In his letter, Mr. Becker indicated that he anticipated financing the acquisition through $1.5 billion of debt financing, $500 million of mezzanine debt at a newly formed holding company and approximately $1.6 billion of equity.

        On the same day, the special committee held a telephonic meeting that was attended by representatives of Morgan Stanley, Merrill Lynch and Pillsbury. Morgan Stanley and Merrill Lynch discussed with the special committee their updated financial analyses with respect to the Company. Morgan Stanley and Merrill Lynch also discussed with the special committee financing alternatives the Company could implement to obtain the financing needed to continue to make acquisitions. The special committee discussed with the representatives of Morgan Stanley and Merrill Lynch Mr. Becker's renewed proposal and their analyses which included an assessment of whether Mr. Becker would be able to raise the financing for a transaction at the proposed price. In this regard, the special committee was concerned that Mr. Becker had not provided any confirmation from Goldman Sachs as to its ability to obtain the debt financing required to finance the offer since its "highly confident" letter in September. Following this discussion, the special committee instructed its financial advisors to inform Mr. Becker, through Goldman Sachs, that the price he proposed was inadequate and to request that, if Mr. Becker remained interested in acquiring the Company, he should submit a proposal containing the highest acquisition price he would be willing to offer. This message was conveyed to Mr. Becker through Goldman Sachs on the following day.

        On December 11, 2006, the special committee held a meeting at the Company's offices that was attended by representatives of Morgan Stanley, Merrill Lynch and Pillsbury. Morgan Stanley and Merrill Lynch discussed with the committee their further updated financial analyses with respect to the Company.

        Shortly after the special committee meeting adjourned, the special committee, along with representatives of Morgan Stanley, Merrill Lynch and Pillsbury, convened a meeting with Isabel Aguilera, Wolf H. Hengst, John A. Miller and Richard K. Riley, the other independent directors of the Company. The special committee's financial advisors discussed with the independent directors the history of the actions of the special committee, the review and analysis of the special committee, the risks and opportunities facing the Company and their financial analyses of the Company. At the request of the special committee, a representative of Pillsbury advised the special committee and the independent directors of directors' fiduciary duties under Maryland law in the context of a management buy-out transaction.

        On December 13, 2006, Mr. Becker called Mr. Wilson and informed him that he intended to submit a renewed proposal at a price in excess of $59.00 per share. On the following day, Mr. Becker sent a letter to the Company's board of directors renewing his offer at a price of $59.25 per share. Mr. Becker did not provide any details at this time regarding debt or equity financing for his renewed offer.

        On December 15, 2006, the special committee held a telephonic meeting that was attended by representatives of Morgan Stanley, Merrill Lynch and Pillsbury. At the meeting, representatives of Morgan Stanley and Merrill Lynch discussed with the special committee their financial analyses of the Company. The representatives of Morgan Stanley and Merrill Lynch indicated that, if a cash offer were received at a price at or above $60.00 per share, each expected, subject to finishing their analyses and completing their internal review process, that they would likely be able to conclude, based upon and subject to various assumptions, qualifications, and limitations that would be set forth in their respective opinions, that an offer at a price at or above $60.00 per share was fair, from a financial point of view, to the Company's unaffiliated stockholders. The representatives noted, however, that in order for Morgan Stanley or Merrill Lynch to render any opinion as to fairness, it would be necessary for internal committees at each to review the language of any proposed transaction and approve the opinion. The members of the special committee questioned the representatives of the financial advisors regarding their analyses and discussed possible responses to Mr. Becker's proposal. At the request of the special committee, representatives of Pillsbury provided a summary of directors' fiduciary duties under Maryland law, noting, in particular, that directors are not obligated to accept an acquisition proposal under Maryland law. The special committee determined that Mr. Wilson should telephone Mr. Becker immediately following the conclusion of the meeting to inform Mr. Becker that the special committee would be receptive to recommending to the board of directors a proposal with a price per share of $62.00. Immediately following the meeting, Mr. Wilson telephoned Mr. Becker to convey this message.

        On December 19, 2006, Mr. Becker wrote a letter to Mr. Wilson stating that Mr. Becker's investors would not support a transaction at $62.00 per share. At a telephonic meeting of the special committee held on December 22, 2006, at which representatives of Morgan Stanley, Merrill Lynch and Pillsbury were in attendance, the members of the special committee discussed with their financial advisors possible responses to Mr. Becker's letter, noting, among other factors, the ongoing distraction to the Company's management and employees that would be created by an unduly prolonged process. Following these discussions, the members of the special committee determined that Mr. Wilson should contact Mr. Becker by telephone immediately following the conclusion of the meeting to advise Mr. Becker that the special committee intended to place Mr. Becker's most recent proposal of $59.25 per share before the independent members of the board of directors at a meeting in early January, with a recommendation that it be rejected as inadequate and, as a result, that the special committee be disbanded. Mr. Wilson was asked to convey that, in the interim, if Mr. Becker remained interested in acquiring the Company, he would be welcome to amend his proposal to include his best and final per share offer price. This message was delivered to Mr. Becker following the conclusion of the meeting.

        On December 27, 2006, Mr. Becker, through Goldman Sachs, orally agreed to increase his offer to a price of $60.50 per share, which was orally confirmed by Mr. Becker to be his best and final offer. The special committee discussed this offer with its advisors at a telephonic meeting held on January 2, 2007. At the request of the special committee, representatives of each of Morgan Stanley and Merrill Lynch indicated that, if requested by the special committee to provide opinions, subject to finishing their analyses and the review and approval of their respective internal fairness committees, Morgan Stanley and Merrill Lynch would likely be able to conclude, based on and subject to various assumptions, qualifications and limitations that would be set forth in their respective written opinions, that a price of $60.50 was fair to the Company's unaffiliated stockholders from a financial point of view.

        On January 5, 2007, the special committee held a meeting at Pillsbury's offices in McLean, Virginia which was attended by representatives of Morgan Stanley, Merrill Lynch and Pillsbury. At the invitation of the special committee, Messrs. Miller and Riley, independent directors of the Company, attended in person and Ms. Aguilera and Mr. Hengst, the other independent directors of the Company, attended by telephone. After a discussion by Pillsbury of the history and purpose of the special committee and the duties of directors under Maryland law in the context of acquisition proposals, the members of the special committee and the other independent directors participating in the meeting listened to, and asked questions relating to, Morgan Stanley's and Merrill Lynch's financial analyses of Mr. Becker's offer. Representatives of each of Morgan Stanley and Merrill Lynch indicated that, subject to finishing their analyses and the review and approval of their respective internal fairness committees, Morgan Stanley and Merrill Lynch would likely be able, if requested by the special committee, to conclude, based on and subject to various assumptions, qualifications and limitations that would be set forth in their respective written opinions, that a price of $60.50 in cash was fair to the Company's unaffiliated stockholders from a financial point of view. After each member of the special committee and each other independent director participating in the meeting expressed his or her views regarding Mr. Becker's offer, the members of the special committee, with the unanimous support of the other independent directors participating in the meeting, unanimously determined to notify Mr. Becker that the special committee was prepared to continue negotiations with Mr. Becker on the basis of a price of $60.50 per share, pending agreement on terms of a merger agreement fair to the Company's stockholders, which terms would include a 45-day "go shop" provision that would permit the Company to solicit alternative offers with Mr. Becker's cooperation. Immediately thereafter, Mr. Wilson, along with representatives of the financial advisors and Pillsbury, telephoned Mr. Becker to notify him of the special committee's decision.

        On January 11, 2007, Pillsbury delivered an initial draft of the Original Merger Agreement to Simpson Thacher & Bartlett LLP ("Simpson Thacher"), counsel for the equity investors. Simpson Thacher delivered comments on the draft Original Merger Agreement to Pillsbury on January 16, 2007.

        During the period from January 16, 2007 to January 28, 2007, the parties negotiated the terms of the draft Original Merger Agreement and a draft cooperation agreement, which, among other things, obligated Mr. Becker to cooperate with the Company's efforts to obtain, and to refrain from impeding, third-party offers to acquire the Company. The special committee held several telephonic meetings during this period, at which Morgan Stanley, Merrill Lynch and Pillsbury provided updates and answered questions relating to the course of negotiations and other matters related to the proposed transaction and received guidance from the special committee.

        On January 28, 2007, the special committee held a meeting at the offices of the Company in Baltimore, Maryland, with Messrs. Wilson and McGuire attending in person and Mr. Pollock attending by telephone. At the invitation of the special committee, Ms. Aguilera and Messrs. Hengst, Miller and Riley, the Company's other independent directors, were invited to attend a portion of the meeting by telephone. Representatives of Pillsbury, Morgan Stanley and Merrill Lynch also attended. At the special committee's request, Robert W. Zentz, the Company's Senior Vice President and General Counsel, and representatives of DLA Piper US LLP ("DLA Piper"), the Company's regular outside counsel, attended a portion of the meeting. At the special committee's request, a representative of Pillsbury provided a summary of the proposed agreements relating to the Original Merger, including the Original Merger Agreement, the related disclosure letters, debt, equity and rollover commitment letters, the cooperation agreement and the voting agreement. The Pillsbury representative then provided a detailed summary of the Original Merger Agreement, including, but not limited to (i) the cash consideration to be received by stockholders, (ii) the treatment of options and other awards, (iii) the representations and warranties to be made by the Company, on one hand, and Parent and L Curve, on the other hand, (iv) covenants relating to conduct of the Company's business pending the merger, (v) the 45-day "go shop" provision that permitted the Company to solicit alternative offers, which if received prior to the end of the "go shop" period or, in certain circumstances, within 15 calendar days following the end of the "go shop" period, would not have been subject to any matching right of Parent and L Curve and would have permitted the Company to terminate the Original Merger Agreement while incurring a termination fee that was half of the fee that would be imposed under other circumstances, (vi) restrictions on solicitation following the end of the "go shop" period, including a right by Parent and L Curve to match certain offers submitted following the end of the "go shop" period, (vii) provisions relating to Parent's and L Curve's obligations to obtain financing to consummate the merger, (viii) conditions to closing (including regulatory conditions to closing) and (ix) termination provisions, including related termination fees and payments for expenses. Pillsbury representatives responded to questions from members of the special committee and the other independent directors present relating to the terms of the Original Merger Agreement.

        Morgan Stanley then discussed with the special committee and the other independent directors participating in the meeting its financial analysis and presentation, a copy of which had been provided to the members of the special committee and the other directors participating in the meeting in advance of the meeting. Morgan Stanley then orally delivered its fairness opinion, stating that, in its opinion, based upon and subject to certain assumptions, qualifications and limitations set forth in its written opinion as of January 28, 2007 the consideration to be received by holders of shares of the Company's common stock pursuant to the Original Merger Agreement other than the Rollover

Investors and Parent and its subsidiaries was fair from a financial point of view to such holders. Morgan Stanley delivered its written opinion shortly after the conclusion of the meeting.

        Merrill Lynch then presented its financial analysis and presentation, a copy of which had been provided to the members of the special committee and the other independent directors participating in the meeting in advance of the meeting. Merrill Lynch then orally delivered its opinion to the special committee to the effect that, based upon and subject to certain assumptions, qualifications and limitations set forth in its written opinion as of January 28, 2007, the merger consideration of $60.50 in cash per share to be received by the holders of shares of the Company's common stock (other than Parent, the Investor Group and their respective affiliates) pursuant to the Original Merger Agreement was fair, from a financial point of view, to such holders. Merrill Lynch delivered its written opinion shortly after the conclusion of the meeting. Morgan Stanley, Merrill Lynch and Pillsbury responded to questions from members of the special committee and the other independent directors participating in the meeting. After this exchange, the independent directors (other than the members of the special committee), Mr. Zentz and the representatives of DLA Piper departed from the meeting.

        Following a discussion of the matters presented by the special committee's legal and financial advisors earlier in the meeting, the special committee unanimously adopted resolutions recommending that the board of directors approve and declare advisable the Original Merger, the Original Merger Agreement and the transactions contemplated thereby.

        Shortly thereafter, Ms. Aguilera and Messrs. Hengst, Miller and Riley, as well as Mr. Zentz and the representatives of DLA Piper, returned to the meeting, which reconvened as a meeting of the board of directors. The board of directors, by unanimous action of the directors present (other than Mr. Miller, who abstained on the grounds that he is a limited partner in the general partner of SCP II), voted to adopt resolutions approving and declaring advisable the Original Merger, the Original Merger Agreement and the transactions contemplated thereby and recommending that such matters be submitted to the Company's stockholders for their approval. Mr. Becker did not participate in the meeting or the vote. Mr. Hoehn-Saric also did not participate in the meeting or the vote because he is affiliated with Sterling Partners.

        After the conclusion of the meeting, the Company, Parent and L Curve executed the Original Merger Agreement and issued a press release announcing the Original Merger and describing the "go shop" period.

        Beginning on January 29, 2007, at the instruction and under the supervision of the special committee, representatives of Morgan Stanley and Merrill Lynch contacted 67 potential acquirors, which consisted of 58 financial parties and nine strategic parties. The financial parties were identified based on the amount of funds under management, prior investment experience in the education sector and an ability to consummate a transaction. The strategic parties were identified based on the operations and industries in which such parties participate. The special committee's representatives provided 57 parties with marketing materials, which consisted of a description of the key terms of the Original Merger, key investment considerations for a potential acquiror and extensive publicly available information on the Company and the for-profit education industry, including the Company's filings with the Securities and Exchange Commission (the "SEC"), equity research reports and the Original Merger Agreement. Over the following weeks, four parties expressed interest in obtaining additional information on the Company and exploring a potential transaction. The Company entered into confidentiality agreements with two private equity firms, each of which was granted access to confidential legal and financial information regarding the Company. Neither of the two private equity firms submitted an indication of interest during the "go shop" period and, to the knowledge of the special committee and its advisors, both firms have ceased further review of a potential acquisition of the Company. During the "go shop" period, Morgan Stanley and Merrill Lynch continued to encourage other parties to explore a transaction and updated the special committee on a regular basis regarding the status of the solicitation. The "go shop" period concluded on March 14, 2007 without the submission of a proposal to the special committee. The reasons cited by the potential acquirors approached by the special committee's representatives for declining to pursue or explore an acquisition of the Company included, among others, the high multiple of EBITDA and high share price being paid by Parent in the merger, the size of the equity funding required to pay more than $60.50 per share, process considerations and potential acquirors' own differing strategic focus.

        On March 16, 2007, the Company filed a preliminary proxy statement with the SEC relating to the Original Merger. The Company filed revised preliminary proxy statements on April 17, 2007 and April 26, 2007.

        Over a period of several weeks beginning on March 28, 2007, Messrs. Wilson, McGuire and Becker met with approximately 13 institutional stockholders to review the transaction and gauge the likely support for the transaction among such institutions.

        Following the April 26, 2007 announcement of the acquisition of Harman International Industries, Incorporated by GS Capital Partners and KKR, in which a transaction structure that enabled minority stockholders of the target to receive interests in the entity that will own the target's common stock was utilized, representatives of Morgan Stanley made inquiries with Goldman Sachs as to whether Parent would be willing to restructure the transaction to include aspects of the Harman structure. Goldman Sachs responded that Parent would not be willing to restructure the transaction in this manner.

        In early May 2007, representatives of Goldman Sachs contacted representatives of Morgan Stanley to propose a revised transaction structure under which L Curve would make a tender offer for any and all of the Company's outstanding shares, with such an offer conditioned on the receipt by L Curve of at least a majority of the Company's outstanding shares. Morgan Stanley responded that the special committee would only be interested in entertaining such a proposal if there were an increase in the price per share to be offered to the Company's stockholders. Goldman Sachs affirmed that if Parent determined to propose a restructuring, it would provide for an unspecified price increase but also stated that any proposal that would be submitted would be conditioned upon all of the disinterested directors agreeing to enter into tender agreements under which they would be obligated to tender all of their shares of Company common stock into the Offer. The special committee discussed these developments with its legal and financial advisors at telephonic meetings held on May 10 and 11, 2007 and the special committee's legal and financial advisors kept the members of the special committee informed of the progress of negotiations in the following weeks.

        On May 12, 2007, Simpson Thacher provided to Pillsbury a draft merger agreement that would be used in the event a proposal to revise the transaction structure were made by Parent, which draft merger agreement did not include a specific price term. During the ensuing three weeks, legal counsel negotiated the terms of the agreement. During the week of May 12, 2007, representatives of the Company and DLA Piper entered into discussions with the Company's lenders and their counsel regarding an amendment to the Company's credit agreement necessary to accommodate the revised structure.

        On June 1, 2007, Parent submitted a proposal to amend and restate the Original Merger Agreement and conduct a cash tender offer for any and all of the Company's outstanding shares at a price of $62.00 per share. On June 2, 2007, the special committee held a telephonic meeting to discuss the proposal. Representatives of Pillsbury, Morgan Stanley and Merrill Lynch also attended, as did Mr. Pollock's personal attorney. A representative of Pillsbury provided an update on the status of Parent's offer and provided a summary of the Merger Agreement and the related tender agreements, including a detailed summary of the terms of the Merger Agreement that differ from those of the Original Merger Agreement. Pillsbury representatives responded to questions from members of the special committee relating to the terms of the Merger Agreement.

        Shortly thereafter, at the invitation of the special committee, Ms. Aguilera and Messrs. Hengst, Miller and Riley joined the meeting. In addition, representatives of DLA Piper and Mr. Zentz joined the meeting at the invitation of the special committee.

        Morgan Stanley and Merrill Lynch then discussed with the special committee and the other independent directors participating in the meeting their respective financial analyses and presentations, copies of which had been provided to the members of the special committee and the other directors participating in the meeting in advance of the meeting. Morgan Stanley and Merrill Lynch then orally delivered their respective opinions to the special committee to the effect that, based upon and subject to the assumptions, qualifications and limitations set forth in their respective written opinions described under "Item 8—Opinions of the Special Committee's Financial Advisors" as of June 2, 2007, the consideration of $62.00 in cash per share to be received by holders of shares of the Company's common stock pursuant to the Offer and the Merger was fair from a financial point of view to such holders other than Parent, the Investor Group and their respective affiliates. Each financial advisor delivered its written opinion after the conclusion of the meeting.

        Morgan Stanley and Merrill Lynch responded to questions from members of the special committee and the other independent directors participating in the meeting. For the benefit of the other independent directors present at the meeting, a representative of Pillsbury provided a summary of the Merger Agreement and responded to the questions of the members of the special committee and the other independent directors participating in the meeting.

        Following a discussion of the matters presented by the special committee's legal and financial advisors, the special committee unanimously adopted resolutions recommending that the board of directors approve and declare advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

        At that point, the meeting reconvened as a meeting of the board of directors with all of the independent directors present, other than Ms. Aguilera, who was unable to participate in that portion of the meeting. The board of directors, by unanimous action of the directors present (other than Mr. Miller, who abstained on the grounds that he is a limited partner in the general partner of SCP II) voted to adopt resolutions approving and declaring advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. Each independent director (again, other than Mr. Miller) agreed to enter into an agreement obligating him or her to tender his or her shares of the Company's common stock into the tender offer. Mr. Miller agreed to enter into a voting agreement under which he would agree to vote his shares in favor of the Merger if a stockholder vote is required. Mr. Becker did not participate in the meeting or the vote. Mr. Hoehn-Saric also did not participate in the meeting or the vote because he is affiliated with Sterling Partners.

        On June 3, 2007, the Company, Parent and Merger Sub executed the Merger Agreement, the Company executed the amendment to the Company's credit agreement to accommodate the tender offer structure, each of Ms. Aguilera and Messrs. Hengst, McGuire, Pollock, Riley and Wilson delivered a signed tender agreement and Mr. Miller delivered a signed voting agreement. On June 4, 2007, the Company issued a press release announcing the intention of Purchasers to make the Offer and the execution of the Merger Agreement.

Reasons for the Offer and the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Offer and the Merger

  The Special Committee

        Immediately after receiving notice that on September 8, 2006 Mr. Becker intended to submit a proposal, the independent members of the board of directors established a special committee composed of three members, Messrs. Wilson (Chair), McGuire and Pollock, to consider the proposal and any alternate proposals that developed. Our board of directors determined that each person appointed to the special committee was a disinterested director with regard to the proposed transaction, as such term is used under Maryland law, and an independent director, as such term is defined in the rules of the Nasdaq Global Select Market. See "—Background of the Merger" for more information about the formation and authority of the special committee. The special committee retained Morgan Stanley and Merrill Lynch as its financial advisors, and Pillsbury as its legal advisor. The special committee met with members of the senior management team (including meetings without Mr. Becker present) and reviewed the overall outlook of the business, including upside opportunities and risks facing the Company's business for the next several years, oversaw financial and legal due diligence performed by its advisors, conducted an extensive review and evaluation of the proposal and conducted arms'-length negotiations with Mr. Becker and other representatives of the Investor Group with respect to both the Original Merger Agreement and various other agreements relating to the Original Merger, on one hand, and the Merger Agreement and various other agreements relating to the Offer and the Merger, on the other hand. On January 28, 2007, the special committee, acting with the assistance of its financial and legal advisors, among other things, unanimously determined that the Original Merger Agreement, the Original Merger and the other transactions contemplated thereby were fair to and in the best interests of the unaffiliated stockholders of the Company. The special committee also unanimously recommended to the board of directors that the board of directors approve and declare advisable the Merger, the Original Merger Agreement and the transactions contemplated thereby. On June 2, 2007, the special committee, acting with the assistance of its financial and legal advisors, among other things, unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby were fair to and in the best interests of the unaffiliated stockholders of the Company. The special committee also unanimously recommended to the board of directors that the board of directors approve and declare advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

        In the course of reaching the determinations and decisions, and making the recommendations, described above, the special committee considered the following substantive positive factors and potential benefits of the Original Merger Agreement, the Original Merger and the other transactions contemplated thereby, each of which the special committee believed supported its decision:

  •
  that the special committee viewed the Original Merger consideration of $60.50 per share as more favorable to the Company's unaffiliated stockholders than the potential value that might result from other alternatives reasonably available to the Company, including continuing with the Company's current business plan;

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  that the proposed Original Merger consideration was all cash, so that the transaction allowed the Company's unaffiliated stockholders to immediately realize a fair value, in cash, for their investment and provides such stockholders certainty of value for their shares, especially when viewed against the risks inherent in the Company's business plan, including the following:

  •
  the fact that the projections of the Company's management underlying the Company's business plan are predicated on continued acquisitions, which acquisitions may become more difficult to find, may not be of the same caliber as acquisitions to date and may become more complex, increasingly costly and more difficult to execute in future years;

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  the fact that in order to meet the earnings per share guidance given by the Company's management in its "Vision for 2010" presentation and in other management projections reviewed by the special committee, the Company would have to achieve an earnings-per-share growth rate in excess of the Company's recent historical earnings-per-share growth rate;

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  the likelihood that the Company will encounter increased competition in the key market segments in Latin America;

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    the chance that the Company's plans to enter new and emerging markets, such as China, may be delayed, may be unprofitable over the short-term and may result in lower than anticipated revenue per student and operating margins and may result in meaningful tax inefficiencies;

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    the trend in the for-profit education industry toward slower growth and, in particular, slower growth in online education, which may negatively affect the price of the Company's common stock;

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    the possible decline in revenue growth rates in Europe and Latin America as the markets become saturated;

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    the possible decline in the rate of growth of new student enrollments;

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    the likelihood that the Company's overall tax rate will increase over time as it tries to repatriate to the U.S. funds generated by its foreign operations;

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    the fact that the Company's business model is more capital-intensive than that of its for-profit education peers, which may place the Company at a competitive disadvantage;

    •
    the fact that the Company's Latin American operations represent a significant portion and the fastest growing segment of the Company's business, which makes the Company's financial results highly dependent on economic and political circumstances in that region;

    •
    the Company's recent management changes and senior management additions in Latin America have given the Company a management team that is highly experienced but unproven in successfully running the Company's Latin American operations, which may, among other things, make it more difficult for the Company to make and integrate profitable acquisitions in the region in the short term; and

    •
    the fact that, although the Company's results have historically been consistent with Company forecasts on a quarterly basis, the above listed factors increase the risk that the Company's results will not be consistent with Company forecasts in one or more future quarters, which could have a downward impact on the earnings multiple of the Company's stock price going forward;

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  that the special committee viewed the Original Merger consideration as fair in light of the Company's business, operations, financial condition, strategy and prospects, as well as the Company's historical and projected financial performance;

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  the current and historical market prices of the Company's common stock, including the market price of the Company's common stock relative to those of other participants in the Company's industries and general market indices, and the fact that the Original Merger consideration of $60.50 per share represented a premium of 23% over the closing price of the Company's common stock on January 4, 2007, the day before the special committee authorized its advisors to begin negotiation of a definitive agreement at a price of $60.50 per share. The $60.50 per share Original Merger consideration represented a premium of almost 20% over the 30-day average closing prices of the Company's common stock over the period preceding the announcement of the transaction on January 28, 2007;

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  the opinion (described under "Item 8—Opinions of the Special Committee's Financial Advisors") received by the special committee from its financial advisor, Morgan Stanley, delivered orally at the special committee meeting on January 28, 2007, and subsequently confirmed in writing, that, based upon and subject to the assumptions, qualifications and limitations set forth therein, as of that date, the merger consideration to be received by the holders of shares of the Company's common stock pursuant to the Original Merger Agreement

    (other than Parent and its subsidiaries and the Rollover Investors) was fair from a financial point of view to such holders, as described in the written opinion of Morgan Stanley;

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  the opinion (described under "Item 8—Opinions of the Special Committee's Financial Advisors") received by the special committee from its financial advisor, Merrill Lynch, delivered orally at the special committee meeting on January 28, 2007, and subsequently confirmed in writing, that, based upon and subject to the assumptions, qualifications and limitations set forth therein, as of that date, the merger consideration to be received by the holders of shares of the Company's common stock pursuant to the Original Merger Agreement (other than Parent, the Investor Group and their respective affiliates) was fair from a financial point of view to such holders, as described in the written opinion of Merrill Lynch;

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  the presentations of Morgan Stanley and Merrill Lynch on January 28, 2007 in connection with the foregoing opinions;

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  the special committee's belief at that time that $60.50 per share was the highest consideration that could be obtained, subject to confirmation in the "go shop" period;

  •
  the efforts made by the special committee and its advisors to negotiate and execute a merger agreement favorable to the unaffiliated stockholders under the circumstances and the fact that the negotiations regarding the Original Merger Agreement were held on an arms'-length basis;

  •
  the terms and conditions of the Original Merger Agreement, including:

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  the 45-day "go shop" period provision in the Original Merger Agreement that permitted the Company to solicit alternative acquisition proposals and, in the event the Company received any such proposal during that period that the special committee believed in good faith was or could have become superior to the $60.50 per share cash offer, to terminate the Original Merger Agreement and pay a reduced termination fee of $55 million;

  •
  the provision of the Original Merger Agreement allowing the board of directors or the special committee to withdraw or change its recommendation of the Original Merger Agreement, and to terminate the Original Merger Agreement, in certain circumstances relating to the presence of a superior proposal, subject, in certain cases, to a payment by the Company to Parent of a $110 million termination fee (or $55 million if the superior proposal was made by a party that submitted an acquisition proposal during the "go shop" period, with certain conditions);

  •
  the provision of the Original Merger Agreement denying Parent and L Curve the right to match any superior proposal submitted during the 45-day "go shop" period or, in certain circumstances, within 15 calendar days following the end of the "go shop" period; and

  •
  although the Original Merger Agreement was conditioned on the availability of debt and equity financing to Parent, the debt and equity financing commitment letters contained limited conditions, Parent and L Curve were obligated to use their reasonable best efforts to obtain the debt and equity financing, including by drawing on committed bridge financing after having had an opportunity to market their high-yield debt, and the Company had certain third-party enforcement rights with respect to the equity financing commitment letters; and

  •
  the special committee's belief that it was adequately informed about the extent to which the interests of certain directors and members of management in the Original Merger differed from those of the Company's other stockholders.

        In the course of reaching the determinations and decisions, and making the recommendations, described above, the special committee considered the following risks and potentially negative factors relating to the Original Merger Agreement, the Original Merger and the other transactions contemplated thereby:

  •
  that, to the knowledge of the special committee, the Company's stockholders, including the Company's employees, other than the Rollover Investors and members of the Investor Group who hold the Company's common stock, would have no ongoing equity participation in the Company following the Original Merger, and that such stockholders would cease to participate in the Company's future earnings or growth, if any, or to benefit from increases, if any, in the value of the Company's common stock, and would not participate in any potential future sale of the Company to a third party;

  •
  that, on a historical basis, the Company's management has excelled in creating stockholder value, has executed its business plan and is held in high regard by the special committee;

  •
  the possible conflicts of interest of certain of the current directors and executive officers of the Company who will be or may have the opportunity to become equity owners in Parent and/or the surviving corporation following the Original Merger;

  •
  the risk that the proposed Original Merger might not be consummated in a timely manner or at all, including the risk that the proposed Original Merger would not occur if the financing contemplated by the acquisition financing commitments were not obtained, as Parent does not on its own possess sufficient funds to consummate the transaction;

  •
  the fact that the approval of the Original Merger and the Original Merger Agreement did not require the vote of at least a majority of the shares held by the Company's unaffiliated stockholders and that the representatives of the Investor Group were unwilling to agree to such a requirement;

  •
  the possibility that Parent could, at a later date, engage in transactions that create value, including restructuring efforts or the sale of some or all of Parent or the surviving corporation or their respective assets to one or more purchasers at a valuation higher than that available in the Original Merger;

  •
  that the special committee did not conduct a formal auction for the acquisition of the Company;

  •
  the Original Merger Agreement restrictions on the conduct of the Company's business prior to the consummation of the Original Merger, generally requiring the Company to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending consummation of the Original Merger;

  •
  the risks and costs to the Company if the Original Merger were not consummated including the diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

  •
  that the receipt of cash in exchange for shares of the Company common stock pursuant to the Original Merger would be a taxable transaction for U.S. federal income tax purposes;

  •
  the Original Merger Agreement's limitations, following the expiration of the "go shop" period, on the Company's ability to solicit other offers;

  •
  the possibility that, under the Original Merger Agreement, the Company could have been required to pay a termination fee of $110 million (which could have been $55 million under certain circumstances) or reimburse up to $15 million of Parent's expenses, which would be credited against the termination fee to the extent it became due; and

  •
  that Parent's obligation to consummate the Original Merger was subject to certain conditions outside of the Company's control, including Parent obtaining debt financing and the receipt of certain responses from the DOE to the pre-acquisition review filed with that department with respect to the participation by Walden University in the DOE's Title IV student financial assistance programs.

        In the course of reaching the determinations and decisions, and making the recommendations, described above, the special committee also considered the following factors relating to the procedural safeguards that the special committee believed were present to ensure the fairness of the Original Merger and to permit the special committee to represent the Company's unaffiliated stockholders without retaining an unaffiliated representative to act solely on behalf of the unaffiliated stockholders, each of which the special committee believed supported its decision and provided assurance of the fairness of the Original Merger to the Company's unaffiliated stockholders:

  •
  that the special committee consists solely of directors who are not officers or controlling stockholders of the Company, or affiliated with Mr. Becker, any other member of the Investor Group or any of their affiliates;

  •
  that the members of the special committee were adequately compensated for their services and that their compensation was in no way contingent on their approving the Original Merger Agreement;

  •
  that the members of the special committee will not personally benefit from the consummation of the merger in a manner different from the Company's stockholders (other than Parent and members of the Investor Group who hold the Company's common stock);

  •
  that the special committee retained and was advised by Pillsbury, its legal counsel;

  •
  that the special committee retained and was advised by Morgan Stanley and Merrill Lynch, its financial advisors;

  •
  in making its decision to retain Pillsbury, the special committee considered the fact that Pillsbury had represented another special committee of the Company's board of directors in connection with the Company's disposition of its K-12 assets in 2003 and determined that this prior assignment would not impede the ability of Pillsbury to render independent legal advice;

  •
  in making its decision to retain Morgan Stanley and Merrill Lynch, the special committee took into account potential conflicts that Morgan Stanley and Merrill Lynch might have, and the fact that neither Morgan Stanley nor Merrill Lynch has provided investment banking or other services to the Company in the last two years and determined that both Morgan Stanley and Merrill Lynch would be able to render independent financial advice;

  •
  that the special committee received the opinion of Morgan Stanley made as of January 28, 2007, that, as of that date, and based upon and subject to certain assumptions, qualifications and limitations set forth in the written opinion as of January 28, 2007, the merger consideration to be received by the holders of the Company's common stock pursuant to the Original Merger Agreement (other than the Rollover Investors, Parent and its subsidiaries) was fair from a financial point of view to such holders, as described in the written opinion of Morgan Stanley;

  •
  that the special committee received the opinion of Merrill Lynch made as of January 28, 2007, that, as of that date, and based upon and subject to certain assumptions, qualifications and limitations set forth in the written opinion as of January 28, 2007 the merger consideration to be received by the holders of the Company's common stock pursuant to the Original Merger Agreement (other than Parent, the Investor Group and their respective affiliates) was fair from a financial point of view to such holders, as described in the written opinion of Merrill Lynch;

  •
  that the special committee was involved in extensive deliberations over a period of approximately five months regarding the proposal, and was provided with access to the Company's management, both directly and in connection with the due diligence conducted by its advisors;

  •
  that the special committee, with the assistance of its legal and financial advisors, negotiated on an arms'-length basis with Mr. Becker and other representatives of the Investor Group, which, among other things, resulted in an increase in the offer price from Mr. Becker's original proposal of $55.00 per share to $60.50 per share;

  •
  that the special committee had ultimate authority to decide whether or not to proceed with a transaction or any alternative thereto, subject to the board of directors' approval of the Original Merger and the Original Merger Agreement, as required by Maryland law;

  •
  that the special committee was aware that it had no obligation to recommend any transaction, including the proposal put forth by Mr. Becker;

  •
  that the terms and conditions of the Original Merger Agreement and related agreements were designed to encourage a superior proposal, including:

  •
  a 45-day "go shop" period to solicit alternative acquisition proposals and, under certain circumstances after the expiration of the "go shop" period, to respond to inquiries regarding acquisition proposals and, upon payment of a termination fee, to terminate the Original Merger Agreement in order to enter into any agreement for a superior proposal;

  •
  an agreement from Mr. Becker to cooperate in the "go shop" process;

  •
  an agreement from Mr. Becker to work with third-party acquirors during a transitional period and that he reaffirms his obligations under his employment agreement not to compete with them in the event an alternative transaction was consummated;

  •
  provisions, during the "go shop" period, denying Parent and L Curve the right to match any superior proposal;

  •
  restrictions, during the "go shop" period, on the ability, subject to exceptions, of Parent, L Curve and the members of the Investor Group to retain additional financial advisors and exclusive debt financing sources;

  •
  restrictions, during the "go shop" period, on the ability, subject to exceptions, of Parent, L Curve and the members of the Investor Group to seek or obtain any additional equity commitments or financing in respect to the proposed merger and the related transactions; and

  •
  restrictions on the ability of Parent, L Curve or their affiliates, including members of the Investor Group, to enter into any arrangements with any member of the Company's management or any other Company employee on terms that prohibited or restricted such person from discussing or entering into any arrangements with any third party in connection with a transaction relating to the Company; and

  •
  that the board of directors made its evaluation of the Original Merger Agreement and the Original Merger based upon the factors discussed in this Schedule 14D-9, independent of Mr. Becker, who is a Rollover Investor, and with general knowledge of Mr. Becker's interests in the Original Merger, and independent of Mr. Hoehn-Saric, who is a partner in Sterling Partners.

        The special committee believes that these procedural safeguards were adequate to ensure procedural fairness of the Original Merger to the Company's unaffiliated stockholders and to enable it to represent the Company's unaffiliated stockholders, notwithstanding (i) the absence of a requirement that a majority of the Company's unaffiliated stockholders approve the Original Merger and the

Original Merger Agreement and (ii) the determination of the special committee not to retain an unaffiliated representative to act on behalf of the Company's unaffiliated stockholders. In making these determinations, the special committee noted the advice of its counsel that Maryland law does not require that a merger be approved by a majority of a corporation's unaffiliated stockholders and noted that shares held by unaffiliated stockholders represented more than 90% of the shares outstanding on the date that the Original Merger Agreement was approved by the board of directors, meaning that approval of the Original Merger and the Original Merger Agreement by the stockholders of the Company would necessitate approval by at least a substantial minority of the Company's unaffiliated stockholders. The special committee further noted that less than 3% of the shares outstanding on such date were obligated, pursuant to the voting agreement, to vote in favor of the Original Merger.

        In the course of reaching its decision to recommend to the Company's board of directors that it approve the Original Merger and the Original Merger Agreement, the special committee did not consider the liquidation value of the Company because it considered the Company to be a viable, going concern and therefore did not consider liquidation value to be a relevant methodology. Further, the special committee did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company's net book value per share as of September 30, 2006 (the latest date available to the special committee on January 5, 2007, the date it determined to negotiate with Mr. Becker on the basis of a $60.50 per share offer) was approximately $20.67, or approximately 66% lower than the $60.50 per share cash Original Merger consideration. The special committee considered the going concern value of the Company in making its determination regarding fairness. To measure the Company's going concern value, the special committee considered the analyses of discounted cash flow with respect to the Company (based on the projected financial information provided to Morgan Stanley and Merrill Lynch by the management of the Company) as well as a comparison of certain stock market data for selected publicly traded companies to similar information for the Company, each contained in the presentations provided by Morgan Stanley and Merrill Lynch. While the special committee considered current and historical trading prices of the Company's common stock, it did not review the recent purchase prices paid by officers, directors and affiliates of the Company, as substantially all of such purchases were made pursuant to existing stock option agreements. Other than the offers made by Mr. Becker and described under "—Background of the Merger", the special committee did not consider any other firm offers made for the Company during the last two years as there were no such offers of which the special committee or the Company was aware. The special committee adopted the analyses and the opinion of each of Morgan Stanley and Merrill Lynch, among other factors considered, in the course of reaching its decision to recommend to the Company's board of directors that the board of directors approve the Original Merger Agreement, the Original Merger, the Offer, the Merger and the Merger Agreement.

        In making its determinations and recommendation with respect to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, the special committee considered the information, factors and safeguards listed above, both positive and negative, other than those, such as contractual terms not present in the Merger Agreement (such as provisions relating to the "go shop" period), that were no longer relevant to the special committee's decision. In addition, the special committee considered the following factors that the special committee believed supported its decision:

  •
  the fact that the cash consideration of $62.00 per share to be paid under the Merger Agreement exceeds the consideration of $60.50 per share payable under the Original Merger Agreement and represents a premium of 26% over the closing price of the Company's common stock on January 4, 2007, the day before the special committee authorized its advisors to begin negotiation of a definitive agreement at a price of $60.50 per share;

  •
  the fact that the Offer price and the other terms of the Merger Agreement resulted from arms'-length negotiations between the special committee and Mr. Becker and representatives of the Investor Group, and the special committee's belief that as of that date $62.00 per share in cash for each share of the Company's common stock represented the highest per share consideration that could be obtained;

  •
  the timing contemplated by the revised transaction structure, in which those stockholders of the Company who choose to tender their shares will receive cash consideration for their shares more rapidly than they would in a merger;

  •
  the absence of any regulatory (including DOE) condition to closing of the Offer or the Merger in the Merger Agreement;

  •
  the "minimum condition" of the offer, which conditions the offer upon tender of a majority of the Company's outstanding shares on a fully diluted basis (other than any shares held by Parent and its subsidiaries), subject to amendment to a lower number permitted by the Merger Agreement, which means that the Offer may not be consummated unless stockholders determine to tender such minimum number of shares into the Offer;

  •
  the "top-up option" provisions in the Merger Agreement which, if exercised following the acceptance of the Offer such that as a result Parent controls 90% of the Company's outstanding shares of common stock, could result in quicker payment for shares held by stockholders who do not tender, as the Company would then be able to approve the Merger without a stockholder vote under Maryland law;

  •
  the opinions received by the special committee from its financial advisors, Morgan Stanley and Merrill Lynch, delivered orally at the special committee meeting on June 2, 2007, and subsequently confirmed in writing, that, based upon and subject to the assumptions, qualifications and limitations set forth in their respective written opinions described in "Item 8—Opinions of the Special Committee's Financial Advisors", as of June 2, 2007, the consideration of $62.00 in cash per share to be received by the holders of shares of the Company's common stock pursuant to the Offer and the Merger was fair from a financial point of view to such holders (other than Parent, the Investor Group and their respective affiliates), as described in the respective written opinions of Morgan Stanley and Merrill Lynch;

  •
  the presentations of Morgan Stanley and Merrill Lynch on June 2, 2007 in connection with their respective opinions, which are described under "Item 8—Opinions of the Special Committee's Financial Advisors"; and

  •
  the experience of the special committee with the "go shop" process set forth in the Original Merger Agreement, in which the special committee, after soliciting the interest of 67 potential acquirors, could not locate any potential acquiror willing to make an offer superior to the $60.50 Original Merger consideration in the Original Merger Agreement.

        In addition to the negative factors considered with respect to the Original Merger Agreement, the special committee considered the following negative factors in connection with its evaluation of the Merger Agreement:

  •
  if the Offer is accepted, the Company's remaining stockholders not affiliated with Parent will not have a meaningful opportunity to vote, as following acceptance of the Offer Parent will control a majority of the Company's shares of common stock outstanding, meaning Parent will control the votes required to approve the Merger and may be able to consummate the Merger without a stockholder vote if Parent with or without use of the "top-up option" controls more than 90% of the Company's outstanding shares of common stock;

  •
  if the minimum number of shares of the Company's common stock is not tendered, Purchasers may reduce the minimum condition to a number of shares of the Company's common stock that, when added to the number of shares of the Company's common stock beneficially owned by

    Parent, any of its partners or any of their respective affiliates and any person that is a party to the voting agreement described in the offer to purchase and filed as an exhibit to this Schedule 14D-9, represents a majority of the outstanding shares of the Company's common stock; and

  •
  the provisions in the Merger Agreement that empower Parent, in the event the offer is accepted, to appoint the Company's entire board of directors, meaning the current independent directors will not be able to protect the interests of remaining unaffiliated stockholders.

        The foregoing discussion of the information and factors considered by the special committee includes the material factors considered by the special committee. In view of the variety of factors considered in connection with its evaluation of the Original Merger, the Offer and the Merger, the special committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The special committee approved and recommends the Merger Agreement, the Offer and the Merger based upon the totality of the information presented to and considered by it.

  Our Board of Directors

        The Company's board of directors consists of nine directors, one of whom, Mr. Becker, will be a Rollover Investor, another of whom, Mr. Hoehn-Saric, along with Mr. Becker and Mr. Taslitz, is a founding member of Sterling Partners and another of whom, Mr. Miller, is a limited partner in the general partner of SCP II. The board of directors concluded that Messrs. Becker and Hoehn-Saric have interests in the Offer and the Merger different from the interests of the Company's unaffiliated stockholders. The board of directors established the special committee of independent directors and empowered it to study, review, evaluate, negotiate and, if appropriate, make a recommendation to the board of directors regarding the proposal from Mr. Becker. Periodically, the special committee and its advisors apprised the other independent directors of the special committee's work. On June 2, 2007, the Company's board of directors (without the participation of Messrs. Becker and Hoehn-Saric) met to consider the report and recommendation of the special committee. On the basis of the special committee's recommendation and the other factors described below, the Company's board of directors unanimously (without the participation of Messrs. Becker and Hoehn-Saric and with Mr. Miller abstaining and Ms. Aguilera unable to participate in the vote due to absence from the portion of the meeting at which the vote was taken):

  •
  determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, are advisable, fair to and in the best interests of, the unaffiliated stockholders of the Company;

  •
  exempted the Offer, the Merger and the other transactions contemplated by the Merger Agreement from the Maryland business combination statute and any acquisition of shares of the Company's common stock pursuant to the Offer, the Merger and transactions contemplated by the Merger Agreement from the Maryland control share acquisition act;

  •
  approved various related agreements; and

  •
  recommended that the stockholders tender their shares into the Offer and directed that, if required by applicable Maryland law, the approval of the Merger be submitted to a vote of the Company's stockholders and recommended, in that event, that the stockholders approve the Merger and the Merger Agreement and the transactions and matters contemplated thereby.

        Messrs. Becker and Hoehn-Saric did not participate in the board of directors' deliberations or the vote. Mr. Miller was present for the meeting, but abstained from voting on the grounds that he is a limited partner in the general partner of SCP II. Ms. Aguilera was present for most of the meeting, but was unable to participate in the vote due to absence from the portion of the meeting at which the vote was taken. The Company has been advised that Mr. Miller has arranged with Sterling Partners so that he will not participate in SCP II's investment in Parent and will not receive any economic benefit from the Merger realized by Sterling Partners, any of the Sterling Founders or any of their affiliates.

        In determining that the Merger Agreement is substantively and procedurally fair to, and is advisable to and in the best interests of, the Company's unaffiliated stockholders, and approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, and recommending that the Company's stockholders tender their shares into the Offer, if required by applicable Maryland law, vote for the approval of the Offer, the Merger and the Merger Agreement, the board of directors considered a number of factors, including the following material factors:

  •
  the unanimous determination and recommendation of the special committee;

  •
  that the special committee received the opinions of Morgan Stanley and Merrill Lynch made as of June 2, 2007, that, as of that date, and based upon and subject to the assumptions, qualifications and limitations set forth in their respective written opinions described under "Item 8—Opinions of the Special Committee's Financial Advisors", as of June 2, 2007, the consideration of $62.00 cash per share to be received by the holders of the Company's common stock pursuant to the Offer and the Merger was fair from a financial point of view to such holders (other than Parent, the Investor Group and their respective affiliates), as described in the respective written opinions of Morgan Stanley and Merrill Lynch;

  •
  the financial presentations of Morgan Stanley and Merrill Lynch in connection with the foregoing opinions that were delivered to the board of directors at the request of the special committee;

  •
  the fact that the Offer price and the other terms of the Merger Agreement resulted from arms'-length negotiations between the special committee and Mr. Becker and representatives of the Investor Group, and the board of directors' belief that as of that date $62.00 per share in cash for each share of the Company's common stock represented the highest per share consideration that could be obtained; and

  •
  the factors considered by the special committee, including the positive factors and potential benefits of the Merger Agreement, the risks and potentially negative factors relating to the Merger Agreement, and the factors relating to procedural safeguards.

In doing so, the board of directors adopted the analysis of the special committee with respect to the Original Merger, the Original Merger Agreement, the Offer, the Merger and the Merger Agreement, which is discussed above.

        The foregoing discussion of the information and factors considered by the Company's board of directors includes the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the Original Merger, the Offer and the Merger, the Company's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The board of directors approved and recommended the Merger Agreement, the Offer and the Merger based upon the totality of the information presented to and considered by it.

  Our board of directors recommends that you tender your shares into the Offer.

  Intent to Tender

        To the best of the knowledge of the Company, the Company's executive officers (other than Mr. Becker) currently intend either to tender shares held of record or beneficially owned by such persons for purchase pursuant to the Offer or to vote their Shares in favor of the Merger. The independent directors each have signed an agreement to tender their Shares into the Offer.

Messrs. Becker, Hoehn-Saric and Miller have agreed to vote their Shares in favor of the Merger and not tender into the Offer.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

  Solicitations or Recommendations

        The special committee retained Morgan Stanley to provide it with financial advisory services in connection with a possible sale, merger or other strategic business combination or a potential recapitalization or restructuring plan for Laureate. The special committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation as an advisor to special committees in affiliate transactions. Under the terms of its engagement letter with Morgan Stanley, Morgan Stanley agreed to provide the special committee of the board of directors with financial advisory services and a financial opinion in connection with a sale transaction, and Laureate agreed to pay Morgan Stanley a fee of $5 million, $1.5 million of which was paid at the beginning of the assignment and $3.5 million of which was paid upon delivery of Morgan Stanley's opinion with respect to the Original Merger on January 28, 2007. The fee was not contingent upon the outcome of Morgan Stanley's financial opinion. In addition, Morgan Stanley is entitled to earn an additional fee of up to $7.5 million, payable at the sole discretion of the special committee, upon closing of the transaction. Laureate has also agreed to reimburse Morgan Stanley for certain of its expenses, including attorneys' fees, incurred in connection with its engagement. In addition, Laureate has agreed to indemnify Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of its engagement and any related transactions. No additional fee was payable or paid in connection with the delivery of Morgan Stanley's opinion on June 2, 2007.

        The special committee also retained Merrill Lynch to act as its financial advisor in connection with the proposed Original Merger. The special committee selected Merrill Lynch as its financial adviser because of Merrill Lynch's qualifications, expertise and reputation. Under the terms of its engagement, the Company has agreed to pay Merrill Lynch a fee of $6 million for its services, two-thirds of which was payable upon completion of its due diligence and its rendering of an opinion in respect of the Original Merger, and the remaining portion of which is contingent upon the consummation of a sale transaction. Merrill Lynch may receive an additional fee from the Company of up to $3.5 million, payable at the sole discretion of the special committee, upon consummation of a sale transaction. In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with providing its services and to indemnify Merrill Lynch, its affiliates and related parties against certain liabilities arising out of Merrill Lynch's engagement. No additional fee was payable or paid in connection with the delivery of Merrill Lynch's opinion on June 2, 2007.

        The foregoing summary of the relationship between the Company and each of Morgan Stanley and Merrill Lynch is not intended to be complete and exhaustive and such summary and description is qualified in its entirety by reference to the Morgan Stanley opinion and Merrill Lynch opinion attached as Annex II and Annex III, respectively, to this Schedule 14D-9 and incorporated herein by reference.

        Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company

  Securities Transactions.

        Except as described below, during the past 60 days, no transactions with respect to the Company's common stock have been effected by the Company or, to the Company's best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

        The following table sets forth information regarding purchases of the Company's common stock by the Company's directors, officers, affiliates and subsidiaries of the Company (other than Messrs. Becker and Hoehn-Saric), showing the date of the transaction, the name of the director or executive officer, the number of shares of the Company's common stock purchased by such officer or director, the price paid for those shares and the sale price per share during the past 60 days. Ms. Singer's purchases were pursuant to option exercises under the Company's stock incentive plans and corresponding sales of all option shares acquired were consummated through previously arranged Rule 10b5-1 plans. Messrs. Dennis's and Miller's purchases were pursuant to option exercises under the Company's stock incentive plans. Mr. Miller retained ownership of the shares acquired through the exercise of these options.

Date	Name	Shares Acquired by Exercise of Stock Option	Strike Price	Sale Price
4/11/2007	Paula Singer	1,000	$12.31	$58.96
4/11/2007	Paula Singer	1,000	13.11	58.96
5/7/2007	William C. Dennis, Jr.	20,000	17.54	59.00
5/11/2007	Paula Singer	1,000	12.31	59.65
5/11/2007	Paula Singer	1,000	13.11	59.65
6/5/2007	John A. Miller	6,500	44.18	N/A
6/5/2007	John A. Miller	6,500	50.61	N/A
6/5/2007	John A. Miller	2,166	48.78	N/A

        The following table sets forth information regarding the disposition of shares of the Company's common stock acquired by Ms. Mecca, Ms. Singer and Messrs. Appadoo, Dennis and Zentz from the Company as equity compensation restricted stock grants. The dispositions were in connection with the lapse of restrictions as to a portion of the shares granted. Messrs. Zentz's and Appadoo's dispositions were sales pursuant to previously arranged Rule 10b5-1 plans. The dispositions of Ms. Mecca, Ms. Singer and Mr. Dennis were share withholdings to fulfill the tax liability associated with the restriction lapses.

Disposition Date	Name	Grant Date	Number of shares sold/ withheld for taxes	Sale Price
4/2/2007	Robert W. Zentz	12/13/2005	2,500	$58.99
4/2/2007	Paula Singer	12/13/2005	1,561	58.97
4/2/2007	William C. Dennis, Jr.	12/13/2005	2,390	58.97
4/2/2007	Rosemarie Mecca	12/13/2005	2,341	58.97
4/4/2007	Raph Appadoo	12/13/2005	7,500	58.64
4/30/2007	Paula Singer	4/30/2003	2,426	59.05
4/30/2007	William C. Dennis, Jr.	4/30/2003	6,561	59.05
4/30/2007	Raph Appadoo	4/30/2003	15,813	59.05

        On April 16, 2007, Ms. Singer sold 1,000 shares of the Company's common stock at $59.27 per share, and on May 16, 2007, Ms. Singer sold 1,000 shares of the Company's common stock at $59.80 per share. Both sales were consummated through Ms. Singer's previously arranged Rule 10b5-1 plan. On May 7, 2007, Mr. Dennis sold 11,439 shares of the Company's common stock at $59.05 per share. On May 11, 2007, Mr. Dennis sold 12,045 shares of the Company's common stock, 11,545 of which shares were sold at $59.60 per share and 500 of which shares were sold at $59.61 per share. The shares sold by Ms. Singer and Mr. Dennis in these transactions were previously acquired through option exercises or the lapse of restrictions on restricted share grants.

Item 7.    Purposes of the Transaction and Plans or Proposals

  Subject Company Negotiations.

        Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person. Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company's board of directors, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

  Other Material Information.

  No Dissenters' Rights

        Holders of the Company's common stock are not entitled to dissenting stockholders' appraisal rights or other similar rights in connection with the Offer and the Company expects that holders of the Company's common stock will not be entitled to dissenting stockholders' appraisal rights or other similar rights in connection with the Merger. The MGCL does not provide for appraisal rights or other similar rights to stockholders of a corporation in connection with a merger if the shares of the corporation are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. on the record date for determining stockholders entitled to vote on the merger or on the date on which notice of a short-form merger is given. Our common stock is listed on the Nasdaq Global Select Market, which is a national securities exchange, and the Company has been advised that Purchasers expect to maintain this listing until the effective time of the Merger.

  Short-form Merger

        Under Section 3-106 of the MGCL, if Parent acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares of the Company, pursuant to the Merger Agreement, Parent will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. If Parent acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares of the Company, the affirmative vote of the holders of a majority of the outstanding Shares of the Company will be required under the MGCL to effect the Merger.

  Section 14(f) Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchasers, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's board of directors, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

  Regulatory Approvals

        Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger cannot be consummated until Laureate and Parent file a notification and report form under the HSR Act and the applicable waiting period has expired or been terminated. Laureate and Parent filed notification and report forms under the HSR Act with the FTC and the Antitrust Division of the DOJ on February 23, 2007. Laureate and Parent were notified by the FTC that early termination of the waiting period had been granted as of March 6, 2007. At any time before or after consummation of the Merger, notwithstanding the early termination of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of Laureate or Parent. At any time before or after the consummation of the Merger, and notwithstanding the early termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of Laureate or Parent. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

        While there can be no assurance that the Merger will not be challenged by a governmental authority or private party on antitrust grounds, based on a review of information provided by Parent relating to the businesses in which it and its affiliates are engaged, Laureate believes that the Merger can be effected in compliance with federal and state antitrust laws. The term "antitrust laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

        The Company and Parent have made filings and taken other actions, and will continue to make filings and take actions, necessary to obtain approvals from all appropriate governmental and educational authorities in connection with the Merger.

        Regulatory approvals include approval by a number of the state authorizing agencies and accrediting agencies that currently approve or accredit Laureate's institutions and their educational programs. Laureate is in the process of obtaining approvals, or confirmation that approvals will not be required, from a number of these state authorizing agencies and accrediting agencies and is continuing to take actions to obtain all other required regulatory approvals. There are no education regulatory approvals or actions that are conditions to the obligations of Parent and L Curve under the Merger Agreement.

Opinions of the Special Committee's Financial Advisors

  Opinion of Morgan Stanley & Co. Incorporated

        The special committee retained Morgan Stanley to provide it with financial advisory services in connection with a possible sale, merger or other strategic business combination or a potential recapitalization or restructuring plan for Laureate. The special committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation as an advisor to special committees in affiliate transactions. At the meeting of the Laureate board of directors on June 2, 2007, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of June 2, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by holders of shares of the Company's common stock pursuant to the Merger Agreement (other than Parent, the Investor Group and their respective affiliates) was fair from a financial point of view to such holders. At the meeting of the Laureate board of directors on January 28, 2007, Morgan Stanley had previously rendered its oral opinion, subsequently confirmed in writing, that as of January 28, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration to be received by holders of shares of the Company's common stock pursuant to the Merger Agreement (other than the Rollover Investors and Parent and its subsidiaries) was fair from a financial point of view to such holders.

        The full text of the written opinion of Morgan Stanley, dated January 28, 2007, is attached as an exhibit to the Schedule 13E-3 Rule 13e-3 Transaction Statement filed by the Company in connection with the Offer and the Merger (the "Schedule 13E-3") and is incorporated by reference to this Schedule 14D-9. The full text of the written opinion of Morgan Stanley, dated as of June 2, 2007, is attached as Annex II to this Schedule 14D-9. Morgan Stanley's opinions set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinions. Stockholders are encouraged to read the opinions carefully and in their entirety. Morgan Stanley's opinions are directed to the special committee of Laureate's board of directors and address only the fairness from a financial point of view of the consideration to be received by holders of shares of the Company's common stock, other than, in the case of the June 2 opinion, Parent, the Investor Group and their respective affiliates or, in the case of the January 28 opinion, the Rollover Investors and Parent and its subsidiaries, pursuant to the applicable merger agreement as of the date of the applicable opinion. Neither opinion addresses any other aspects of the transactions, including the Offer to Purchase and the merger. The opinions, and the other views and analysis of Morgan Stanley referenced throughout this statement, do not constitute a recommendation to any holder of the Company's common stock as to whether to tender their shares of Laureate common stock into the Offer or how to vote at any stockholders' meeting to be held in connection with this transaction. The summary of the opinions of Morgan Stanley set forth in this statement is qualified in its entirety by reference to the full text of the opinions, which are incorporated herein by reference.

        In connection with rendering its opinions, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of Laureate;

  •
  reviewed certain internal financial statements and other financial and operating data concerning Laureate prepared by the management of Laureate;

  •
  reviewed certain financial projections prepared by the management of Laureate;

  •
  discussed the past and current operations and financial condition and the prospects of Laureate with senior executives of Laureate;

  •
  reviewed the reported prices and trading activity for the Company's common stock;

  •
  compared the financial performance of Laureate and the prices and trading activity of the Company's common stock with that of certain other comparable publicly-traded companies and their securities;

  •
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  •
  participated in discussions and negotiations among representatives of Laureate, Parent and their financial and legal advisors;

  •
  reviewed the Original Merger Agreement, the Merger Agreement, the tender agreements, the equity rollover commitments, the voting agreement between Parent, Messrs. Becker and Taslitz and the Becker Trusts, the financing commitments of Parent and L Curve, substantially in the form of the drafts dated June 1, 2007, in the case of the June 2 opinion, and January 28, 2007, in the case of the January 28 opinion, and certain related documents; and

  •
  performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinions, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley for the purposes of its opinions. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Laureate management regarding the future financial performance of Laureate. Morgan Stanley also assumed that the tender offer and the merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions including, among other things, that Parent will obtain financing for the tender offer and the merger in accordance with the terms set forth in the financing commitments and that the transactions contemplated by the equity rollover commitments will be consummated in accordance with their terms. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the tender offer and the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the tender offer and the merger. Morgan Stanley is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of Laureate and its legal, tax or regulatory advisors with respect to such matters.

        Morgan Stanley's opinions did not address the fairness of any consideration to be received by, in the case of the June 2 opinion, Parent, the Investor Group or their respective affiliates or, in the case of the January 28 opinion, the Rollover Investors or Parent and its subsidiaries pursuant to the applicable merger agreement or the equity rollover commitments, the relative merits of the tender offer and the merger as compared to the alternative transactions or strategies that might be available to Laureate, or the underlying business decision of Laureate to enter into the tender offer and the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Laureate, nor had they been furnished with any such appraisals. Morgan Stanley's opinions were necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its applicable opinion. Events occurring after such date may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinions.

        In arriving at its January 28 opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Laureate, nor did Morgan Stanley negotiate with any parties other than Parent, which expressed interest to Morgan Stanley with respect to a possible acquisition of Laureate or certain of its constituent businesses. Following execution of the Original Merger Agreement, subject to the terms, conditions and procedures set forth therein, Morgan Stanley was authorized for a period of time to solicit, and did solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving Laureate.

        Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of Laureate, its affiliates, affiliates of Parent or any other parties, commodities or currencies involved in the transactions. In the past two years, Morgan Stanley and its affiliates have provided financial advisory and financing services for certain members of the buyout group and their affiliates, and have received approximately $131 million in fees for rendering of these services. In addition, Morgan Stanley and its affiliates, directors, or officers, including individuals working with Laureate in connection with this transaction, may have committed and may commit in the future to invest in funds managed by investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., S.A.C. Capital Management, LLC, Moore Capital Management, LLC, Citi Private Equity, Makena Capital Management LLC, Torreal Sociedad de Capital Riesgo de Régimen Simplificado S.A., SPG Partners, LLC, Vulcan Capital Education Holdings LLC, Brenthurst Funds, Sterling Partners, Demeter Holdings Corporation, Stockwell Fund, L.P., and Morgan Creek Partners II, LP, as well as Bregal Europe Co-Investment L.P., Caisse de dépôt et placement du Québec and Citigroup Global Markets. Certain investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., S.A.C. Capital Management, LLC, Moore Capital Management, LLC, Citi Private Equity, Makena Capital Management LLC, Torreal Sociedad de Capital Riesgo de Régimen Simplificado S.A., SPG Partners, LLC, Vulcan Capital Education Holdings LLC, Brenthurst Funds, Sterling Partners, Demeter Holdings Corporation, Stockwell Fund, L.P., and Morgan Creek Partners II, LP, as well as Bregal Europe Co-Investment L.P., Caisse de dépôt et placement du Québec, and Citigroup Global Markets from time to time have and may co-invest with certain funds affiliated with Morgan Stanley.

        Under the terms of its engagement letter, Morgan Stanley agreed to provide the special committee of the board of directors with financial advisory services and a financial opinion in connection with a transaction, and Laureate agreed to pay Morgan Stanley a fee of $5 million, $1.5 million of which was paid at the beginning of the assignment and $3.5 million of which was paid upon delivery of Morgan Stanley's January 28 opinion. The fee was not contingent upon the outcome of Morgan Stanley's financial opinion. In addition, Morgan Stanley is entitled to earn an additional fee of up to $7.5 million, payable at the sole discretion of the special committee, upon closing of the transaction and the special committee has the discretion to agree to pay higher fees than are provided for in the engagement letter, subject to any required approvals. Laureate has also agreed to reimburse Morgan Stanley for certain of its expenses, including attorneys' fees, incurred in connection with its engagement. In addition, Laureate has agreed to indemnify Morgan Stanley and any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of its engagement and any related transactions. No additional fee was payable or paid in connection with the delivery of Morgan Stanley's opinion on June 2, 2007.

        The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinions and the preparation of its written opinion letters dated January 28, 2007 and June 2, 2007. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

        No company or transaction utilized in the analyses is identical to Laureate or the Offer or the Merger. In evaluating the companies and transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Laureate, such as the impact of competition on the businesses of Laureate or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Laureate or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

        The estimates contained in Morgan Stanley's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

        Projected Financial Performance Cases.    Morgan Stanley reviewed Laureate's projected financial performance based on publicly available equity research estimates through calendar year 2011, which is referred to in this section as the "Research Case." In addition, Morgan Stanley reviewed management estimates of Laureate's projected financial performance through calendar year 2012 assuming no future acquisitions (referred to in this section as the "Management Base Case") and assuming several unidentified acquisitions from 2007 through 2010 (referred to in this section as the "Management Case with Acquisitions"). Morgan Stanley also noted that the Management Base Case and the Management Case with Acquisitions are both based on Company management projections and subject to uncertainties, all of which are difficult to predict, and, as a result, the Company may not be able to execute its business plan and/or achieve its projections and there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. See "Item 8—Projected Financial Information."

        Historical Share Price Analysis.    Morgan Stanley performed a historical share price analysis to provide background and perspective with respect to the historical share prices of the Company's common stock. Morgan Stanley reviewed the historical price performance and average closing price of the Company's common stock for various periods ending on January 28, 2007, the day the Original Merger Agreement involving a price of $60.50 per share was publicly announced, and compared them to the Original Merger consideration of $60.50, in the case of the January 28 opinion, and the Offer price of $62.00, in the case of the June 2 opinion. Morgan Stanley observed the following:

	Average Closing Price	Offer Price as Compared to Laureate's Common Stock Prices, Implied Premium Based on $62.00 Offer Price
Since 1/25/07	$53.92	15%
Since 1/5/07 (the date the special committee authorized negotiations on the basis of $60.50)	$49.45	25%
Last 30-Days Trading Average (prior to 1/28/07, the date the Original Merger consideration of $60.50 per share was publicly announced)	$50.82	22%
Since 30 Days Prior to 1/28/07 (the date the Original Merger consideration of $60.50 per share was publicly announced)	$48.63	27%
Since 9/8/06 (last close before initial confidential offer)	$46.97	32%
Last 12 Months—High (prior to 1/28/07, the date the Original Merger consideration of $60.50 per share was publicly announced)	$55.22	12%
Last 12 Months—Low (prior to 1/28/07, the date the Original Merger consideration of $60.50 per share was publicly announced)	$40.52	53%

        Morgan Stanley also analyzed the historical share price performance of Laureate's common stock over various periods of time ending on January 25, 2007. Morgan Stanley noted the performance of the

Nasdaq 100 index and similar companies (as described below under the caption "Comparable Company Analysis") over the same time periods:

Company	Since 9/8/06	Last 12 Months	Last Two Years
Laureate	15%	1%	25%
DeVry	33%	47%	80%
ITT Educational Services	14%	33%	66%
Strayer Education	3%	25%	5%
Corinthian Colleges	11%	13%	-29%
Nasdaq 100 Index	13%	6%	19%
Career Education	45%	-10%	-30%
Apollo Group	-14%	-24%	-47%

        Equity Research Analysts' Price Targets.    Morgan Stanley reviewed and analyzed future public market trading price targets for the Company's common stock prepared and published by equity research analysts. These targets reflect each analyst's estimate of the future public market trading price of the Company's common stock. The range of undiscounted analyst price targets for Laureate was $53.00 to $62.00 with an average price target of $58.00. Morgan Stanley discounted only those future price targets identified by the equity research analysts to be 12-month price targets using a 14% equity discount rate, resulting in a discounted analyst price target range of $48.00 to $56.00. Morgan Stanley compared this range to the Original Merger consideration price of $60.50, in the case of the January 28 opinion, and Offer price of $62.00, in the case of the June 2 opinion

        The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for the Company's common stock and these estimates are subject to uncertainties, including the future financial performance of Laureate and future financial market conditions.

        Comparable Company Analysis.    Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies. Morgan Stanley compared certain financial information of Laureate with publicly available consensus equity research estimates for other companies that shared similar business characteristics of Laureate. Although none of the selected companies is directly comparable to Laureate, the companies included were chosen because they are publicly traded companies with operations that for purposes of this analysis may be considered similar to certain operations of Laureate. Morgan Stanley also considered the amount of each company's revenue and the size of their market capitalization in determining the comparable companies. The companies used in this comparison included the following for profit post-secondary companies:

  •
  Apollo Group

  •
  Career Education

  •
  Corinthian Colleges

  •
  DeVry

  •
  ITT Educational Services

  •
  Strayer Education

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

  •
  the ratio of price to earnings per share, defined as net income divided by fully diluted shares outstanding, for the last twelve reported months prior to June 2, 2007 (based on publicly filed company earnings) and estimates for calendar years 2007 and 2008 (or, in the case of the January 28 opinion, the ratio of price to estimated earnings per share for the calendar years 2006, 2007 and 2008) (based on publicly available equity research estimates);

  •
  in the case of the January 28 opinion, the ratio of price to estimated calendar year 2007 earnings per share (based on publicly available equity research estimates) divided by the long-term earnings per share growth rate (based on the publicly available I/B/E/S mean estimate);

  •
  the ratio of aggregate value, defined as market capitalization plus total debt (including minority interests) less cash and cash equivalents, to the last twelve reported months' EBITDA (based on publicly filed company earnings) and estimated calendar years 2007 and 2008 EBITDA, defined as earnings before interest, taxes, depreciation and amortization (or, in the case of the January 28 opinion, to estimated calendar years 2006, 2007 and 2008 EBITDA), reflecting 100% consolidation, including minority interests (based on publicly available equity research estimates); and

  •
  in the case of the January 28 opinion, the ratio of aggregate value to estimated calendar year 2007 EBITDA (based on publicly available equity research estimates) divided by the compounded annual growth rate of calendar years 2006-2008 EBITDA.

        Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of the aggregate value to 2007 estimated EBITDA multiple for the comparable companies and applied this range of multiples to the relevant Laureate financial statistic. For purposes of calculating the implied value per share based on a range of aggregate value to EBITDA ratios, Morgan Stanley multiplied expected calendar year 2007 estimated EBITDA by the representative ranges of aggregate value to EBITDA ratios, added Laureate's net cash balance, and divided by Laureate's fully diluted shares outstanding. Based on Laureate's outstanding shares and options as of June 2, 2007 (or, in the case of the January 28 opinion, January 25, 2007), Morgan Stanley estimated the implied value per Laureate common share as of June 2, 2007 (or, in the case of the January 28 opinion, January 25, 2007) as follows for the Research Case, the Management Base Case and the Management Case with Acquisitions:

        June 2 Opinion:

Aggregate Value to 2007E EBITDA	Laureate Financial Statistic	Comparable Company Multiple Range	Implied Value Share of Per Laureate	Implied Transaction Multiple
	($ in millions)
Research Case	$253	10.0x–15.0x	$39–$62	15.1x
Management Base Case	$270	10.0x–15.0x	$40–$65	14.5x
Management Case with Acquisitions	$292	10.0x–15.0x	$44–$70	13.5x

        January 28 Opinion:

Aggregate Value to 2007E EBITDA	Laureate Financial Statistic	Comparable Company Multiple Range	Implied Value Share of Per Laureate	Implied Transaction Multiple
	($ in millions)
Research Case	$253	8.0x–13.0x	$29–$53	14.7x
Management Base Case	$273	8.0x–13.0x	$32–$57	13.6x
Management Case with Acquisitions	$310	8.0x–13.0x	$38–$66	12.0x

Morgan Stanley compared these ranges to the Original Merger consideration of $60.50, in the case of the January 28 opinion, and the Offer price of $62.00, in the case of the June 2 opinion.

        Premia Paid Analysis.    Morgan Stanley performed a premia paid analysis based upon the premia paid in precedent merger and acquisition transactions identified that were announced since 2004. Morgan Stanley considered several hundred precedent transactions which were composed of two sub-sets:

  •
  all U.S. cash transactions with aggregate values greater than $100 million, and

  •
  all U.S. leveraged buyout transactions with an aggregate value greater than $100 million.

        Morgan Stanley analyzed the transactions to determine the premium paid for the target as determined using the stock price on the date that was four weeks prior to the earliest of the deal announcement, announcement of a competing bid, or market rumors. Based on this analysis, Morgan Stanley selected a representative premia range and applied this range to the stock price 30 days prior to January 28, 2007, the day the Original Merger consideration of $60.50 per share was publicly announced, to derive the implied value per Laureate common share:

	Premia Range	Implied Value Per Share of Laureate
Precedent Premia Paid	20%–30%	$58–$63

Morgan Stanley compared this range to the Original Merger consideration of $60.50, in the case of the January 28 opinion, and the Offer price of $62.00, in the case of the June 2 opinion.

        Analysis of Precedent Transactions.    Morgan Stanley performed a precedent transaction analysis, which is designed to imply a value of a company based on publicly available financial terms and premiums of selected transactions that share certain characteristics with the merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for eight selected for-profit education transactions between March 2003 and May 2007 (in the case of the June 2 opinion) or January 2007 (in the case of the January 28 opinion). These transactions (listed by target / acquirer and month and year of announcement) included:

  •
  Educate / Sterling Partners (September 2006)

  •
  Concorde Career Colleges / Liberty Partners (June 2006)

  •
  Education Management Corp. / Providence and Goldman Sachs (March 2006)

  •
  American Education Centers, Inc. / Education Management Corp. (June 2003)

  •
  CDI Education Corporation / Corinthian Colleges (June 2003)

  •
  Career Choices and East Coast Aero Tech. / Corinthian Colleges (June 2003)

  •
  Whitman Education Group, Inc. / Career Education (March 2003)

  •
  Dominica Management, Inc. (Ross University) / DeVry University (March 2003)

        For each transaction listed above, Morgan Stanley noted the aggregate value to last twelve months EBITDA, defined as earnings before interest, taxes, depreciation and amortization. For purposes of calculating the implied value per share based on a range of precedent aggregate value to last twelve months EBITDA ratios, Morgan Stanley multiplied Laureate's 2006 EBITDA by the representative ranges of precedent aggregate value to last twelve months EBITDA ratios, added the net cash balance (including minority interests) as of March 31, 2007 (in the case of the June 2 opinion) or December 31, 2006 (in the case of the January 28 opinion), and divided by Laureate's fully diluted shares outstanding. For purposes of the January 28 opinion, Morgan Stanley utilized publicly available equity research projections as of January 25, 2007 for Laureate's calendar year 2006 EBITDA. Laureate's EBITDA estimates reflect 100% consolidation, including minority interests. The following tables summarize Morgan Stanley's analysis:

        June 2 Opinion:

	Reference Range	Implied Value Per Share of Laureate	Laureate Merger Statistic
Aggregate Value to Trailing EBITDA	11.0x–12.0x	$35–$41	18.1x

        January 28 Opinion:

	Reference Range	Implied Value Per Share of Laureate	Laureate Merger Statistic
Aggregate Value to Trailing EBITDA	11.0x–118.1x	$34–$41	12.0x

Morgan Stanley compared these ranges to the Original Merger consideration of $60.50, in the case of the January 28 opinion, and the Offer price of $62.00, in the case of the June 2 opinion.

        Discounted Future Stock Price Analysis.    Morgan Stanley performed a discounted future stock price analysis, which is designed to provide insight into the future value of a company's common equity as a function of the company's future EBITDA, net debt, and fully diluted shares and its current forward aggregate value to EBITDA multiples. The resulting value is subsequently discounted to arrive at a present value for the company's stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share for Laureate's common stock on a standalone basis. To calculate the discounted future stock price, Morgan Stanley first derived implied per share future values for the common shares at year-end 2008, 2009 and 2010 by calculating Laureate's aggregate value (based on applying forward EBITDA multiples ranging from 10.0x to 12.0x to Research Case projections for EBITDA, and multiples ranging from 9.0x to 11.0x to the Management Base Case and the Management Case with Acquisitions projections) less the projected book value of debt at 2008, 2009 and 2010 year-end, respectively, plus projected cash at year-end, divided by a projected number of fully diluted common shares provided by Laureate's management. Morgan Stanley then discounted this range of future values per share by a discount rate of 14.0% to derive a range of present values per share.

        The following tables summarize Morgan Stanley's analysis:

        June 2 Opinion:

	Laureate Financial Statistic
Calendar Year 2009E-2011E EBITDA				Forward Aggregate Value to EBITDA Multiple Range	Implied Present Value Per Share of Laureate
	2009E	2010E	2011E
Research Case	$398	$465	$538	10.0x–12.0x	$54–$70
Management Base Case	$425	$517	$612	9.0x–11.0x	$48–$68
Management Case with Acquisitions	$543	$679	$816	9.0x–11.0x	$59–$86

        January 28 Opinion:

	Laureate Financial Statistic
Calendar Year 2009E-2011E EBITDA				Forward Aggregate Value to EBITDA Multiple Range	Implied Present Value Per Share of Laureate
	2009E	2010E	2011E
Research Case	$391	$457	$511	10.0x–12.0x	$50–$63
Management Base Case	$424	$515	$587	9.0x–11.0x	$45–$60
Management Case with Acquisitions	$542	$677	$790	9.0x–11.0x	$55–$77

Morgan Stanley compared these ranges to the Original Merger consideration of $60.50, in the case of the January 28 opinion, and the Offer price $62.00, in the case of the June 2 opinion.

        Discounted Cash Flow Analysis.    Morgan Stanley performed an illustrative discounted cash flow analysis using equity research projections and estimates provided by Laureate's management of Laureate's free cash flow, defined for the purpose of this analysis as EBITDA minus cash taxes, minus capital expenditures, minus change in net working capital, minus acquisitions. Morgan Stanley derived illustrative indications of net present value per common share by applying discount rates ranging from 11.0% to 13.0% to the projected free cash flows for the second half of fiscal year 2007 and fiscal years 2008 through 2011 (in the case of the June 2 opinion) and for fiscal years 2007 through 2011 (in the case of the January 28 opinion) and a terminal EBITDA multiple of 8.5x, which implied perpetual growth rates of 5%-8%. This analysis resulted in a range of implied present values per share that are detailed below:

        June 2 Opinion:

Discounted Cash Flow Analysis Forecast Case	Implied Perpetual Growth Rate	Implied Value Per Share of Laureate
Research Case	6%–8%	$49–$53
Management Base Case	5%–7%	$56–$61
Management Case with Acquisitions	5%–7%	$69–$75

        January 28 Opinion:

Discounted Cash Flow Analysis Forecast Case	Implied Perpetual Growth Rate	Implied Value Per Share of Laureate
Research Case	7%–9%	$42–$46
Management Base Case	5%–7%	$52–$57
Management Case with Acquisitions	6%–7%	$64–$70

        Morgan Stanley sensitized the discounted cash flow analysis for the Management Case with Acquisitions by varying the annual tax rate from 10.0% to 35.0%. Morgan Stanley calculated illustrative net present values per common share by applying discount rates ranging from 11.0% to 13.0% to the projected free cash flows for the second half of fiscal year 2007 and fiscal years 2008 through 2011 (in the case of the June 2 opinion) and for fiscal years 2007 through 2011 (in the case of the January 28 opinion) and a terminal EBITDA multiple ranging from 8.0x to 9.0x. This analysis produced the following range of present values per share:

        June 2 Opinion:

Tax Rate	Implied Value Per Share of Laureate
10%	$65–$81
20%	$63–$78
30%	$60–$76
35%	$59–$75

        January 28 Opinion:

Tax Rate	Implied Value Per Share of Laureate
10%	$61–$75
20%	$58–$73
30%	$56–$70
35%	$54–$69

        For purposes of the January 28 opinion, Morgan Stanley also sensitized the discounted cash flow analysis for the Management Case with Acquisitions by assuming annual shortfalls in key operational statistics between 5.0% to 20.0%. Morgan Stanley calculated net present values per common share by applying a 12.0% discount rate to the projected free cash flows for fiscal years 2007 through 2011 based on a terminal EBITDA multiple of 8.5x. This analysis resulted in the following present values per share:

	Implied Present Value Per Share of Laureate
Yearly Shortfall in Operating Metric	Average Enrollment	Revenue / Student	Revenue from Acquisitions	EBITDA Margin
5%	$64	$64	$66	$63
10%	$60	$60	$65	$58
15%	$57	$57	$64	$54
20%	$53	$53	$63	$50

Morgan Stanley compared this range to the Original Merger consideration of $60.50, in the case of the January 28 opinion, and the Offer price of $62.00, in the case of the June 2 opinion.

        Leveraged Buyout Analysis.    Morgan Stanley also analyzed Laureate from the perspective of a potential purchaser that was primarily a financial buyer that would effect a leveraged buyout of Laureate using a debt capital structure consistent with the transaction. Morgan Stanley extrapolated Laureate's EBITDA, cash balance and debt outstanding through calendar year 2011 from the Research Case, the Management Base Case and the Management Case with Acquisitions. Morgan Stanley assumed that a financial sponsor would exit its Laureate investment at calendar year-end 2011 at an aggregate value range that represented a multiple of 8.5x-9.5x forecasted calendar year 2012 estimated EBITDA. Morgan Stanley added Laureate's forecasted calendar year-end 2011 cash balance and subtracted Laureate's forecasted calendar year-end 2011 debt outstanding to calculate Laureate's calendar year-end 2011 equity value range. Based on Laureate's assumed calendar year-end 2011 equity value range and Morgan Stanley's assumption that financial sponsors would likely target 5-year internal rates of return of 20% to 25%, Morgan Stanley derived a range of implied values per share that a financial sponsor might be willing to pay to acquire Laureate. These ranges are detailed below:

        June 2 Opinion:

Leveraged Buyout Analysis Forecast Case	Internal Rate of Return Range	Implied Value Per Share of Laureate
Research Case	20%–25%	$40–$48
Management Base Case	20%–25%	$46–$56
Management Case with Acquisitions	20%–25%	$57–$71

        January 28 Opinion:

Leveraged Buyout Analysis Forecast Case	Internal Rate of Return Range	Implied Value Per Share of Laureate
Research Case	20%–25%	$38–$45
Management Base Case	20%–25%	$45–$55
Management Case with Acquisitions	20%–25%	$55–$69

Morgan Stanley compared this range to the offer price of $60.50, in the case of the January 28 opinion, and $62.00, in the case of the June 2 opinion.

        In connection with the review of the Offer and the Merger by the special committee of Laureate's board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinions. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinions, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinions. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Laureate.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the applicable merger agreement from a financial point of view to holders of shares of the Company's common stock other than, in the case of the June 2 opinion, Parent, the Investor Group and their respective affiliates or, in the case of the January 28 opinion, the Rollover Investors and Parent and its subsidiaries, and in connection with the delivery of its opinions dated June 2, 2007 and January 28, 2007 to the special committee of Laureate's board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Laureate might actually trade.

        The consideration pursuant to the applicable merger agreement was determined through negotiations between the special committee of the board of directors of Laureate and Parent and was recommended by the special committee for approval by Laureate's board of directors and approved by Laureate's board of directors (interested directors did not vote). Morgan Stanley provided advice to the special committee of Laureate's board of directors during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to Laureate, the special committee of its board of directors or its board of directors or that any specific consideration constituted the only appropriate consideration for the offer or the merger.

        In addition, Morgan Stanley's opinions and its presentations to the special committee of Laureate's board of directors were one of many factors taken into consideration by the special committee of Laureate's board of directors in deciding to approve the Original Merger, the Original Merger Agreement, the Offer, the Merger and the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the special committee of Laureate's board of directors or of Laureate's board of directors with respect to the consideration or of whether the special committee of Laureate's board of directors or Laureate's board of directors would have been willing to agree to different consideration. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

        A copy of Morgan Stanley's written presentations to the special committee of Laureate's board of directors have been attached as exhibits to the Schedule 13E-3 and are incorporated by reference to this Schedule 14D-9. The opinions and written presentations will be available for any interested Laureate stockholder (or any representative of the stockholder who has been so designated in writing) to inspect and copy at our principal executive offices during regular business hours. Alternatively, you may inspect and copy the opinions and presentations at the office of, or obtain them by mail from, the SEC.

  Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated

        The special committee retained Merrill Lynch to act as its financial advisor in connection with the proposed Original Merger. On January 28, 2007, Merrill Lynch delivered its oral opinion to the special committee, which was subsequently confirmed in writing, that, as of that date, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion (which are described below), the consideration of $60.50 in cash per share, or the per share merger consideration, to be received by holders of the Company's common stock pursuant to the Original Merger Agreement was fair, from a financial point of view, to those holders, other than Parent, the Investor Group and their respective affiliates. In connection with the amendment and restatement of the Original Merger Agreement, the special committee requested that Merrill Lynch deliver an opinion with respect to the consideration to be received pursuant to the Offer and the proposed Merger. On June 2, 2007 Merrill Lynch delivered its oral opinion, which was subsequently confirmed in writing, that, as of that date, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion (which are described below), the Offer price of $62.00 in cash per share, or the per share consideration, to be received by holders of the Company's common stock pursuant to the Offer and the proposed Merger was fair, from a financial point of view, to those holders, other than Parent, the Investor Group and their respective affiliates.

        The full text of Merrill Lynch's written opinion dated January 28, 2007, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as an exhibit, with Merrill Lynch's consent, to the Schedule 13E-3 and is incorporated by reference to this Schedule 14D-9. The full text of Merrill Lynch's written opinion dated June 2, 2007, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached, with Merrill Lynch's consent, as Annex III to this Schedule 14D-9. The following summary of Merrill Lynch's opinions is qualified in its entirety by reference to the full text of the opinions.

        The Merrill Lynch opinions were addressed to the special committee for its use and benefit and only address the fairness, from a financial point of view, as of the date of the opinion, of the per share consideration to be received by holders of the Company's common stock pursuant to the Offer and the proposed Merger (other than the Parent, the Investor Group and their respective affiliates). Merrill Lynch's opinions do not address the merits of the underlying decision by the Company to engage in the transaction, and neither opinion constitutes, nor should it be construed as, a recommendation to any holder of the Company's common stock as to whether the holder should tender its shares of common stock pursuant to the Offer or how such stockholder should vote with respect to the proposed Merger or any other matter. In addition, Merrill Lynch was not asked to address nor do its opinions address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company's common stock.

        In arriving at its January 28, 2007 and June 2, 2007 opinions, Merrill Lynch, among other things:

  •
  reviewed certain publicly available business and financial information relating to the Company that Merrill Lynch deemed to be relevant;

  •
  reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by the Company;

  •
  conducted discussions with members of senior management of the Company concerning the matters described in the preceding two bullet points;

  •
  reviewed the market prices and valuation multiples for the Company's common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  •
  reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  •
  compared the proposed financial terms of the Original Merger, in the case of the January 28, 2007 opinion, or the Offer and the Merger, in the case of the June 2, 2007 opinion, in each case with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

  •
  participated in certain discussions and negotiations among representatives of the special committee and Parent and their financial and legal advisors;

  •
  in the case of the June 2, 2007 opinion, reviewed drafts as of June 2, 2007 of the Merger Agreement, the tender agreements to be entered into between certain stockholders of the Company and Parent, a cooperation agreement between the Company and Mr. Becker, a voting agreement by and among Parent, Messrs. Becker and Taslitz and certain other stockholders of the Company and related trusts, the Offer to Purchase and other ancillary offer documents and instruments, the equity rollover commitment letters provided by Messrs. Becker and Taslitz and certain trusts affiliated with them to Parent, the equity financing commitments provided by certain members of the Investor Group to Parent and certain related documents and a debt financing commitment letter, to be dated June 3, 2007, to L Curve executed by certain lenders;

  •
  in the case of the January 28, 2007 opinion, reviewed drafts as of January 28, 2007 of the Original Merger Agreement, the cooperation agreement between the Company and Mr. Becker, the voting agreement between Parent, Messrs. Becker and Taslitz and certain trusts affiliated with Mr. Becker, the equity rollover commitment letters provided by Messrs. Becker and Taslitz and certain trusts affiliated with them to Parent, the equity financing commitments provided by certain members of the Investor Group to Parent and certain related documents and a debt financing commitment letter, dated January 28, 2007, to L Curve executed by certain lenders; and

  •
  reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

        In preparing its opinions, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or that was publicly available. Merrill Lynch did not assume any responsibility for independently verifying such information and did not undertake any independent evaluation or appraisal of any of the assets or liabilities of the Company and it was not furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that this information had been reasonably prepared and reflected the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. Merrill Lynch expresses no opinion as to such financial forecast information or the assumptions on which it was based. Merrill Lynch assumed that the final form of the Merger Agreement and related transaction documents would be substantially similar to the last drafts reviewed by it.

        The Merrill Lynch opinions are necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of the respective dates of its written opinions. Merrill Lynch has no obligation to update its opinions to take into account events occurring after the date that its opinions were delivered to the special committee. Circumstances could develop prior to consummation of the proposed transaction that, if known at the time Merrill Lynch rendered its opinion, would have altered its opinion.

        At the January 28, 2007 and the June 2, 2007 meetings of the special committee, Merrill Lynch presented financial analyses accompanied by written materials in connection with the delivery of its opinion on such respective dates. The following is a summary of the material financial analyses performed by Merrill Lynch in arriving at its opinions. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

        The estimates of future performance of the Company in or underlying Merrill Lynch's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Estimates of the financial values of companies do not purport to be appraisals or reflect the prices at which such companies actually may be sold.

        The management base case projections and the management acquisitions case projections referenced below are estimates of the Company's future over the fiscal years 2007 through 2011 prepared by the Company's management. The management base case projections reflect management's estimates as to the future performance of the Company assuming the Company completes only limited unidentified acquisitions. The management acquisitions case projections reflect management's estimates of the future performance of the Company assuming significant unidentified acquisitions by the Company. These projections were not prepared with a view toward compliance with SEC published guidelines or under generally accepted accounting principles in the United States. Merrill Lynch also noted that the management base case projections and the management acquisitions case projections are both based on Company management projections and subject to uncertainties, all of which are difficult to predict, and, as a result, the Company may not be able to execute its business plan and/or achieve its projections and there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. See "Item 8—Projected Financial Information."

  Consideration to be Received by Holders of the Company's Common Stock

        Implied Premium Analysis.    Merrill Lynch reviewed the average trading price of the Company's common stock for the one-month, three-month, six-month and one-year periods ended January 4, 2007, the last trading day before the special committee authorized negotiations on the basis of the $60.50 cash offer submitted by Mr. Becker. The following table reflects the implied percentage premium that the $62.00 per share consideration, in the case of the June 2, 2007 opinion, and the $60.50 per share merger consideration, in the case of the January 28, 2007 opinion, represents to these various average closing prices and to the $49.15 closing price for Company's shares on January 4, 2007:

	Price	Implied Premium (Jan. 28 opinion)	Implied Premium (June 2 opinion)
Closing Price on January 4, 2007	$49.15	23.1%	26.1%
1 Month Average	$50.38	20.1%	23.1%
3 Month Average	$50.86	19.0%	21.9%
6 Month Average	$48.45	24.9%	28.0%
1 Year Average	$48.13	25.7%	28.8%

        Implied Multiple Analysis.    Based on the $62.00 per share consideration or, in the case of the January 28, 2007 opinion, the $60.50 per share merger consideration, and the number of outstanding shares and options of the Company as of such dates as provided by the Company's management, Merrill Lynch calculated an equity value of the Company of $3,404 million as of June 2, 007 and of $3,336 as of January 28, 2007. Merrill Lynch also calculated a transaction or enterprise value of $3,907 million, in the case of the June 2, 2007 opinion and of $3,741 million, in the case of the January 28, 2007 opinion, by adding to the calculated equity value of the Company the amount of the Company's net debt (debt less cash) and minority interests as of June 30, 2007 (or, in the case of the January 28, 2007 opinion, as of December 31, 2006), as provided by the Company's management. Using management base case projections, Merrill Lynch calculated the following implied multiples for the transaction:

  •
  the transaction or enterprise value as a multiple of both 2006 actual (or, in the case of the January 28, 2007 opinion, 2006 estimated) and 2007 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the Company, which we refer to as EBITDA Multiples;

  •
  the transaction or enterprise value as a multiple of both 2006 actual (or, in the case of the January 28, 2007 opinion, 2006 estimated) and 2007 estimated earnings before interest and taxes, or EBIT, for the Company, which we refer to as EBIT Multiples; and

  •
  the $62.00 per share consideration, in the case of the January 28, 2007 opinion, and the $60.50 per share merger consideration, in the case of the January 28, 2007 opinion, as a multiple of both 2007 and 2008 estimated earnings per share, or EPS, and as a multiple of 2007 estimated EPS assuming a tax rate for the Company of 20%, rather than the 10% rate reflected in the other EPS Estimates. We refer to these multiples as P/E Multiples.

        Merrill Lynch also calculated similar implied multiples using an enterprise value and a share price for the Company based on the Company's closing share price of $49.15 as of January 4, 2007, the last trading day before the special committee authorized negotiations on the basis of the $60.50 cash offer submitted by Mr. Becker.

        In addition, Merrill Lynch calculated similar multiples for DeVry Inc., ITT Educational Services, Inc. and Strayer Education, Inc., three publicly-traded for-profit education companies that engage in businesses and have operating profiles reasonably similar to those of the Company, using their respective share prices as of January 4, 2007, enterprise values calculated based on these share prices and each company's net debt as reflected in its most recent publicly available balance sheet, and estimates of EBITDA, EBIT and EPS for these companies derived from estimates published by selected Wall Street research analysts.

        Merrill Lynch also calculated similar implied transaction multiples for Education Management Corporation, or EDMC, a for-profit education company that agreed in March 2006 to be acquired by financial investors, based on the per share merger consideration paid in that transaction, a transaction value for EDMC calculated using the merger consideration and EDMC's net debt as reflected in its most recent publicly available balance sheet at the time of the announcement of that transaction, and estimates of EDMC's EDITDA, EBIT and EPS as derived from estimates published by selected Wall Street research analysts.

        As part of its analysis, Merrill Lynch compared the implied transaction multiples it calculated for the Company based on the $62.00 per share consideration, in the case of the June 2, 2007 opinion, or the $60.50 per share merger consideration, in the case of the January 28, 2007 opinion, the Company's $49.15 closing share price on January 4, 2007, the average of implied multiples it calculated for DeVry Inc., ITT Educational Services, Inc. and Strayer Education, Inc., and the transaction multiples it calculated for the EDMC transaction. The results of Merrill Lynch's comparison are reflected in the following table:

        June 2, 2007 Opinion:

Financial Measure	Implied Multiples Based on January 4 Share Price	Implied Multiples Based on $62.00 Consideration	Implied Multiples for Three Public Comparables	Implied Multiples of EDMC Transaction
2006A EBITDA Multiple	15.1x	18.5x	—	11.6x
2007E EBITDA Multiple	11.8x	14.5x	16.5x	—
2006A EBIT Multiple	21.4x	26.3x	—	15.3x
2007E EBIT Multiple	16.5x	20.3x	20.9x	—
2007E P/E Multiple	20.1x	25.4x	30.6x	27.6x
2008E P/E Multiple	15.4x	19.4x	25.7x	—
2007E P/E Multiple (Tax Adjusted)	23.4x	29.5x	30.6x	27.6x

        January 28, 2007 Opinion:

Financial Measure	Implied Multiples Based on January 4 Share Price	Implied Multiples Based on $60.50 Merger Consideration	Implied Multiples for Three Public Comparables	Implied Multiples of EDMC Transaction
2006E EBITDA Multiple	14.6x	17.7x	—	11.6x
2007E EBITDA Multiple	11.4x	13.7x	13.4x	—
2006E EBIT Multiple	20.7x	25.0x	—	15.3x
2007E EBIT Multiple	15.8x	19.1x	16.4x	—
2007E P/E Multiple	20.0x	24.6x	26.1x	27.6x
2008E P/E Multiple	15.5x	19.0x	—	—
2007E P/E Multiple (Tax Adjusted)	23.3x	28.6x	—	—

  Company Valuation Analyses

        Historical Stock Trading Analysis.    In connection with the January 28, 2007 opinion, Merrill Lynch reviewed the historical trading performance of the Company common stock. Merrill Lynch observed that the low and high trading prices for shares of Company common stock over the 52-week period before January 4, 2007, the last trading day before the special committee authorized negotiations on the basis of the $60.50 cash offer submitted by Mr. Becker, were $40.52 and $55.22, respectively. Merrill Lynch observed that the $60.50 per share merger consideration was in excess of the highest trading price of the Company's shares during the 52-week period before January 4, 2007.

        Research Analyst Stock Price Targets.    Merrill Lynch reviewed price targets for the Company's shares as of January 25, 2007 published by Wall Street research analysts and observed that these price targets ranged from $53.00 to $62.00. Merrill Lynch discounted these price targets to present value using a discount rate of 14.0% based on Merrill Lynch's estimate of the equity cost of capital of the Company and observed that the discounted price targets ranged from $46.49 to $54.39. Merrill Lynch observed that the $62.00 per share consideration, in the case of the June 2, 2007 opinion, and the $60.50 per share merger consideration, in the case of the January 28, 2007 opinion, were above this range of discounted price targets for the Company's shares, and the $49.15 closing price for Company's shares on January 4, 2007 was below this range.

        Analysis of Selected Comparable Publicly Traded Companies.    Using publicly available information, Merrill Lynch compared financial and operating information and ratios for the Company with the corresponding information for a selected group of publicly traded companies. Merrill Lynch selected these companies because they engage in businesses and have operating profiles reasonably similar to those of the Company. The selected companies were:

  •
  Apollo Group, Inc.;

  •
  Anhanguera Educacional;

  •
  Career Education Corporation;

  •
  Corinthian Colleges, Inc.;

  •
  DeVry Inc.;

  •
  ITT Educational Services, Inc.;

  •
  Lincoln Educational Services Corporation;

  •
  Strayer Education, Inc.; and

  •
  Universal Technical Institute, Inc.

        Merrill Lynch calculated an equity value for each of these companies based on their respective closing share prices as of May 31, 2007, in the case of the June 2, 2007 opinion, and as of January 25, 2007, in the case of the January 28, 2007 opinion, and the number of shares, options and convertible securities outstanding as of such dates, respectively, as reflected in publicly available information. Using these equity values, Merrill Lynch calculated an enterprise value for each company by adding to these equity values the amount of each company's net debt as reflected in its most recent publicly available balance sheet.

        Using estimates of EBITDA, EPS and the EPS growth rate for each of these companies derived from estimates published by selected Wall Street research analysts, Merrill Lynch calculated the following multiples for each company:

        In the case of the June 2, 2007 opinion:

    •
    EBITDA Multiples based on 2007 and 2008 estimated EBITDA and enterprise values calculated as described above;

    •
    P/E Multiples based on 2007 and 2008 estimated EPS and the closing share price as of May 31, 2007; and

    •
    2007 and 2008 P/E Multiples as multiples of estimated EPS growth;

and, in the case of the January 28, 2007 opinion:

    •
    EBITDA Multiples based on 2006 and 2007 estimated EBITDA and enterprise values calculated as described above;

    •
    P/E Multiples based on 2006 and 2007 estimated EPS and the closing share price as of January 25, 2007; and

    •
    2006 and 2007 P/E Multiples as multiples of estimated EPS growth.

        Merrill Lynch also calculated similar implied multiples for the Company using an enterprise value and a share price for the Company based on the Company's closing share price of $49.15 as of January 4, 2007, the last trading day before the special committee authorized negotiations on the basis of the $60.50 cash offer submitted by Mr. Becker, and estimates of EBITDA, EPS and EPS growth rates reflected in Wall Street research.

        Merrill Lynch compared the maximum, mean, median and minimum implied multiples it calculated for the comparable companies to the implied multiples it calculated for the Company. The results of Merrill Lynch's comparison are reflected in the following tables:

        June 2, 2007 Opinion:

	2007 EBITDA Multiple	2008 EBITDA Multiple	2007 P/E Multiple	2008 P/E Multiple	2007 P/E Multiple to EPS Growth	2007 P/E Multiple to EPS Growth
Maximum	18.2x	14.9x	33.5x	26.7x	2.14x	1.69x
Mean	13.0x	10.9x	28.2x	23.3x	1.75x	1.44x
Median	12.4x	10.2x	29.7x	24.9x	1.65x	1.37x
Minimum	8.4x	7.5x	18.6x	15.8x	1.46x	1.24x
Company	12.2x	10.6x	19.7x	15.8x	0.87x	0.69x

        January 28, 2007 Opinion:

	2006 EBITDA Multiple	2007 EBITDA Multiple	2006 P/E Multiple	2007 P/E Multiple	2006 P/E Multiple to EPS Growth	2007 P/E Multiple to EPS Growth
Maximum	16.4x	13.9x	38.6x	31.4x	2.1x	2.3x
Mean	11.4x	10.2x	25.8x	24.1x	1.6x	1.5x
Median	10.1x	9.1x	26.3x	25.0x	1.6x	1.5x
Minimum	7.2x	6.9x	16.7x	16.7x	1.1x	1.1x
Company	15.0x	12.2x	24.5x	19.7x	1.07x	0.87x

        Based on the foregoing and Merrill Lynch's analyses of the various comparable companies and on qualitative judgments involving non-mathematical considerations, Merrill Lynch applied multiples ranging from 23.0x to 25.0x, in the case of the June 2, 2007 opinion, and from 19.0x to 21.0x, in the case of the January 28, 2007 opinion, to the Company management's estimates of the Company's 2007 EPS. In the case of the June 2, 2007 opinion, Merrill Lynch calculated implied per share values for the Company ranging from $56.22 to $61.11 based on the 2007 EPS estimate derived from the management base case projections and ranging from $56.91 to $61.86 based on the 2007 EPS estimate derived from the management acquisition case projections. Merrill Lynch observed that the $62.00 per share consideration was in excess of these ranges of implied per share values and that the $49.15 closing price for the Company's shares on January 4, 2007 was below these ranges of implied per share values. In the case of the January 28, 2007 opinion, Merrill Lynch calculated implied per share values for the Company ranging from $46.67 to $51.59 based on the 2007 EPS estimate derived from the management base case projections and ranging from $49.44 to $54.64 based on the 2007 EPS estimate derived from the management acquisition case projections. Merrill Lynch observed that the $60.50 per share merger consideration was in excess of these ranges of implied per share values and that the $49.15 closing price for the Company's shares on January 4, 2007 was within the range of implied share values derived based on the management base case projections and below the range of implied share values derived based on the management acquisition case projections.

        None of the selected comparable companies, including the companies referred to above under "Consideration to be Received by Holders of the Company's Common Stock—Implied Multiple Analysis", is identical to the Company. Accordingly, a complete analysis of the results of the foregoing calculations and the calculations described under "Consideration to be Received by Holders of the Company's Common Stock—Implied Multiple Analysis" cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected comparable companies and other factors that could affect the public trading dynamics of the selected comparable companies, as well as those of the Company.

        Analysis of Selected Comparable Acquisitions.    Using publicly available information, Merrill Lynch calculated the multiple of estimated EBITDA reflected by the transaction value of each of the transactions listed below.

Date Announced	Acquiror	Target
March 2003	Kaplan, Inc.	Financial Training Company
March 2003	Career Education Corporation	Whitman Education Group, Inc.
April 2003	Education Management Corporation	South University, Inc.
May 2003	DeVry Inc.	Dominica Management, Inc. (Ross University)
June 2003	Corinthian Colleges, Inc.	East Coast Aero Tech, LLC and Career Choices, Inc.
June 2003	Education Management Corporation	American Education Centers
March 2006	Providence Equity Partners and Goldman Sachs Capital	Education Management Corporation Partners
June 2006	Liberty Partners	Concorde Career Colleges
September 2006	Sterling Capital Partners	Educate Inc.

        Merrill Lynch calculated the transaction value for each transaction by multiplying the amount of the announced per share consideration paid or payable in each transaction by the number of fully-diluted outstanding shares of the target company based upon publicly available information and adding to the result the amount of the Company's net debt as of the date of the target company's most recent balance sheet prior to announcement of the transaction.

        For each of the transactions, Merrill Lynch calculated the transaction value as a multiple of EBITDA for the most recently reported 12 months prior to the date of announcement of the transaction, which we refer to as the LTM EBITDA Multiple. The average LTM EBITDA Multiple for all the transactions was 11.3x.

        Based on the foregoing and Merrill Lynch's analyses of the various transactions and on qualitative judgments involving non-mathematical considerations, Merrill Lynch applied multiples ranging from 11.5x to 13.5x to the Company managements' estimates of the Company's last twelve months EBITDA, in the case of the June 2, 2008 opinion, and the Company's 2006 EBITDA, in the case of the January 28, 2007 opinion, to derive a range of implied enterprise values for the Company. Merrill Lynch derived ranges of implied equity values for the Company by deducting from the implied enterprise values the amount of the Company's net debt (debt less cash) and minority interests as of June 30, 2007 (in the case of the June 2, 2007 opinion) or December 31, 2006 (in the case of the

January 28, 2007 opinion), in each case as provided by the Company's management. Using the implied equity values and numbers of outstanding shares and options of the Company provided by the Company's management, Merrill Lynch calculated implied per share values for the Company ranging from $42.17 to $50.65, in the case of the June 2, 2007 opinion, and from $38.63 to $46.46, in the case of the January 28, 2007 opinion. In the case of the June 2, 2007 opinion, Merrill Lynch observed that the $62.00 per share consideration was in excess of the range of implied per share values calculated and the Company's closing share price of $49.15 as of January 4, 2007 was within the range of implied per share values calculated. In the case of the January 28, 2007 opinion, Merrill Lynch observed that the $60.50 per share merger consideration and the Company's closing share price of $49.15 as of January 4, 2007 were both in excess of the range of implied per share values calculated.

        None of the transactions analyzed by Merrill Lynch is identical to the proposed transaction. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies party to those transactions as well as the transactions and other factors that could affect the transactions and the Offer and proposed Merger.

        Analysis of Discounted Future Share Price.    Merrill Lynch calculated ranges of implied share prices for the Company in 2010 by applying hypothetical forward price-to-earnings multiples ranging from 18.0x to 20.0x, in the case of the June 2, 2007 opinion, or 17.0x to 19.0x, in the case of the January 28, 2007 opinion, to management's estimates of the Company's 2010 EPS as reflected in or derived from: (a) the management base case projections, (b) the management acquisitions case projections, and (c) the public guidance given by management as part of its "Vision for 2010" presentation. Merrill Lynch discounted the 2010 implied per share values to present value using a discount rate of 14.0%. The following table reflects the ranges of implied present values for a share of the Company derived by Merrill Lynch based on these analyses:

        June 2, 2007 Opinion:

2010 EPS Estimates	Range of Implied Present Values Per Share
Management Base Case	$61.58–$68.42
Management Acquisitions Case	$68.84–$76.49
"Vision for 2010"	$60.75–$67.50

        January 28, 2007 Opinion:

2010 EPS Estimates	Range of Implied Present Values Per Share
Management Base Case	$58.30–$65.16
Management Acquisitions Case	$65.39–$73.08
"Vision for 2010"	$57.37–$64.12

        In the case of the June 2, 2007 opinion, Merrill Lynch observed that the $62.00 per share consideration was within the range of implied present values per share derived based on the management base case projections and the "Vision for 2010" presentation and below the range of implied present values per share derived based on the management acquisition case projections. In the case of the January 28, 2007 opinion, Merrill Lynch observed that the $60.50 per share merger consideration was within the range of implied present values per share derived based on the management base case projections and the "Vision for 2010" presentation and below the range of implied present values per share derived based on the management acquisition case projections. In each case, Merrill Lynch also observed the Company's closing share price of $49.15 as of January 4,

2007 was below all of the ranges of implied present values per share derived under this analysis. Merrill Lynch further noted that the underlying 2010 EPS on which the above analyses was predicated was the result of significant expected EPS growth in projected years beyond 2007, specifically 2008 and 2009 in the management base case, and in 2008 and 2010 in the management acquisitions case. Had the Analysis of Discounted Future Share Price been conducted on an earlier year than 2010 in either case the Range of Implied Values Per Share would have been lower than those presented above.

        The estimates of the Company's 2010 EPS reflected in both the management base case projections and the management acquisitions case projections assumed that the Company would be subject to a 10% tax rate in 2010. Merrill Lynch noted that Company management had indicated that the Company's tax rate of approximately 10% could be continued indefinitely, so long as cash was not withdrawn from the countries in which the Company currently has operations, for example to finance significant acquisitions, to repay indebtedness or to finance cash distributions to shareholders. To the extent that the Company was to pursue a significant acquisition, was required to repay indebtedness or was to return cash to shareholders, according to Company management the Company's effective tax rate could go up to a more normalized tax rate. Merrill Lynch performed a sensitivity analysis to assess the impact of the assumed tax rate on its analysis and derived the ranges of implied present values per share of the Company using estimates of the Company's 2010 EPS derived from the management base case projections and the management acquisitions case projections assuming tax rates in 2010 of 20% and 30%. The following table reflects the implied ranges of present values for a share of the Company derived by Merrill Lynch based on these analyses:

        June 2, 2007 Opinion:

	Range of Implied Present Values Per Share
Tax Rate
	20%	30%
Management Base Case	$54.09–$60.09	$46.60–$51.77
Management Acquisitions Case	$63.97–$71.07	$54.74–$60.82

        January 28, 2007 Opinion:

	Range of Implied Present Values Per Share
Tax Rate
	20%	30%
Management Base Case	$51.21–$57.24	$44.12–$49.31
Management Acquisitions Case	$60.27–$67.36	$51.57–$57.64

        Discounted Cash Flow Analysis.    Merrill Lynch performed discounted cash flow analyses of the estimated free cash flows of the Company reflected in both the management acquisition case projections and the management base case projections.

        In performing its discounted cash flow analyses, Merrill Lynch calculated ranges of the present value as of June 30, 2007 (as of December 31, 2006 in the case of the January 28, 2007 opinion) of the estimated free cash flows of the Company over the period of the second half of 2007 and fiscal years 2008 through 2011 (for fiscal years 2007 through 2011 in the case of the January 28, 2007 opinion) by applying discount rates ranging from 12.0%—14.0% to those estimates. Merrill Lynch also calculated ranges of terminal value amounts for the Company as of the end of 2011 by applying multiples ranging from 10.5x to 12.5x (in the case of the June 2, 2007 opinion) or 10.0x to 12.0x (in the case of the January 28, 2007 opinion) to the estimated 2011 EBITDA of the Company. Merrill Lynch calculated the present value as of June 30, 2007, in the case of the June 2, 2007 opinion, and as of December 31, 2006, in the case of the January 28, 2007 opinion, of these terminal amounts by applying discount rates ranging from 12.0%—14.0%. In the case of the June 2, 2007 opinion, Merrill Lynch added together the ranges of June 30, 2007 values it derived for the Company's estimated free cash flows over the period of the second half of 2007 through 2011 and for the Company's 2011 terminal value amounts to derive a range of implied enterprise values for the Company as of June 30, 2007. In the case of the January 28, 2007 opinion, Merrill Lynch added together the ranges of December 31, 2006 values it derived for the Company's 2007-2011 estimated free cash flows and for the Company's 2011 terminal value amounts to derive a range of implied enterprise values for the Company as of December 31, 2006.

        Merrill Lynch subtracted the amount of the Company's net debt (debt less cash) and minority interests as of June 30, 2007 (in the case of the June 2, 2007 opinion) or December 31, 2007 (in the case of the January 28, 2007 opinion) provided by the Company's management from the enterprise values it derived to derive a range of implied equity values for the Company. Merrill Lynch derived ranges of implied equity values per share of the Company by dividing these equity values by the number of fully diluted outstanding shares of the Company provided by management. The ranges of implied equity values per share derived by Merrill Lynch based on the management base case projections and the management acquisition case projections are reflected below.

        June 2, 2007 Opinion:

	Implied Equity Value per Share
	Low	High
Management Base Case	$66.35	$85.05
Management Acquisitions Case	$80.64	$105.24

        January 28, 2007 Opinion:

	Implied Equity Value per Share
	Low	High
Management Base Case	$57.52	$74.69
Management Acquisitions Case	$69.43	$92.17

        In the case of the June 2, 2007 opinion, Merrill Lynch observed that the $62.00 per share consideration was below the range of implied equity values per share derived based on the management base case projections and based on the management acquisition case projections. In the case of the January 28, 2007 opinion, Merrill Lynch observed that the $60.50 per share merger consideration was within the range of implied equity values per share derived based on the management base case projections and below the range the range of implied equity values per share derived based on the management acquisition case projections. Merrill Lynch also observed the Company's closing share price of $49.15 as of January 4, 2007 was below both of the ranges of implied equity values per share derived under this analysis.

        As noted above, the estimates reflected in the management base case projections and the management acquisitions case projections assumed that the Company would be subject to a 10% tax rate. Merrill Lynch noted that Company management had indicated that the Company's tax rate of approximately 10% could be continued indefinitely, so long as cash was not withdrawn from the countries in which the Company currently has operations, for example to finance significant acquisitions, to repay indebtedness or to finance cash distributions to shareholders. To the extent that the Company was to pursue a significant acquisition, was required to repay indebtedness or was to return cash to shareholders, according to Company management the Company's effective tax rate could go up to a more normalized tax rate. Merrill Lynch performed a sensitivity analysis to assess the impact of the assumed tax rate on its analysis and derived ranges of implied equity values per share from the management base case projections and the management acquisitions case projections assuming tax rates in perpetuity of 20% and 30%. The following table reflects the implied ranges of equity values per share derived by Merrill Lynch based on these analyses:

        June 2, 2007 Opinion:

	Implied Equity Value per Share
Tax Rate
	20%	30%
Management Base Case	$61.87–$80.57	$57.39–$76.08
Management Acquisitions Case	$74.81–$99.41	$68.98–$93.58

        January 28, 2007 Opinion:

	Implied Equity Value per Share
Tax Rate
	20%	30%
Management Base Case	$53.02–$70.18	$48.51–$65.68
Management Acquisitions Case	$63.59–$86.32	$57.74–$80.48

        The discount rates utilized in these analyses were based on Merrill Lynch's estimate of the weighted average cost of capital of the Company and the terminal multiples used were based upon Merrill Lynch's judgment and expertise, as well as its review of publicly available business and financial information and the respective financial and business characteristics of the Company and the comparable companies.

        Leveraged Buyout Analysis.    Merrill Lynch performed an analysis of the theoretical maximum consideration that would be paid in an acquisition of the Company by a financial buyer using both the management base case projections and the management acquisitions case projections In each case, Merrill Lynch assumed that a financial buyer would be subject to the following debt financing constraints, equity return requirements and exit valuation assumptions:

        June 2, 2007 Opinion:

  •
  a targeted five-year equity return of 25%; and

  •
  a 2011 exit valuation ranging from 10.5x to 12.5x LTM EBITDA.

        Based on these assumptions, Merrill Lynch derived an estimate of the theoretical maximum consideration that could be paid in an acquisition of the Company by a financial buyer ranging from $53.00 to $61.00 per share using the management base case projections and $63.00 to $74.00 per share using the management acquisition case projections. Merrill Lynch observed that the $62.00 per share consideration was above the range of maximum theoretical per share consideration derived based on the management base case projections and below the range of maximum theoretical per share consideration derived based on the management acquisition case projections. Merrill Lynch also observed the Company's closing share price of $49.15 as of January 4, 2007 was below the range of maximum theoretical per share consideration derived based on both the management base case projections and the management acquisition case projections.

        January 28, 2007 Opinion:

  •
  a maximum ratio of total debt to estimated 2006 EBITDA of 7.0x;

  •
  a targeted five-year equity return of 25%; and

  •
  a 2011 exit valuation ranging from 10.0x to 12.0x LTM EBITDA.

        Based on these assumptions, Merrill Lynch derived an estimate of the theoretical maximum consideration that could be paid in an acquisition of the Company by a financial buyer ranging from

$44.00 to $51.00 per share using the management base case projections and $52.00 to $62.00 per share using the management acquisition case projections. Merrill Lynch observed that the $60.50 per share merger consideration was above the range of maximum theoretical per share consideration derived based on the management base case projections and within the range of maximum theoretical per share consideration derived based on the management acquisition case projections. Merrill Lynch also observed the Company's closing share price of $49.15 as of January 4, 2007 was within the range of maximum theoretical per share consideration derived based on the management base case projections and below the range of maximum theoretical per share consideration derived based on the management acquisition case.

        General.    The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch. The preparation of a fairness opinion is a complex and analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. Merrill Lynch believes that selecting any portion of its analyses or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the process underlying Merrill Lynch's opinion. Merrill Lynch used the methodologies summarized above because it deemed those valuation methodologies to be the most relevant and appropriate in connection with the preparation of its opinions. In arriving at its opinions, Merrill Lynch considered the results of all its analyses and did not attribute any particular weight to any analysis or factor considered by it. Merrill Lynch made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. The analyses performed by Merrill Lynch include analyses based upon forecasts of future results, which results may be significantly more or less favorable than those suggested by Merrill Lynch's analyses. The analyses do not purport to be appraisals or to reflect the prices at which the Company's common stock may trade at any time after announcement of the proposed transaction. The analyses were prepared for purposes of Merrill Lynch providing its opinions to the special committee. Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Merrill Lynch nor any other person assumes responsibility if future results or actual values are materially different from those forecasted. In addition, as described above, Merrill Lynch's opinions were among several factors taken into consideration by the special committee in making its determination to approve the Original Merger, the Original Merger Agreement, the Offer, the proposed Merger and the Merger Agreement and the transactions contemplated thereby. Consequently, Merrill Lynch's analyses should not be viewed as determinative of the decision of the special committee and management with respect to the fairness of the consideration in the Original Merger, the Offer or the proposed Merger.

        Merrill Lynch is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Merrill Lynch is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The special committee selected Merrill Lynch as its financial adviser because of Merrill Lynch's qualifications, expertise and reputation. Under the terms of its engagement, the Company has agreed to pay Merrill Lynch a fee of $6 million for its services, two-thirds of which was payable upon completion of its due diligence and its rendering of an opinion, and the remaining portion of which is contingent upon the consummation of the merger. Merrill Lynch may receive an additional fee from the Company of up to $3.5 million, payable at the sole discretion of the special committee, upon consummation of the transaction, and the special committee has the discretion to agree to pay higher fees than are provided for in the engagement letter, subject to any required approvals. In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with providing its services and to indemnify Merrill

Lynch, its affiliates and related parties against certain liabilities arising out of Merrill Lynch's engagement. No additional fee was payable in connection with the delivery of Merril Lynch's opinion on June 2, 2007. Merrill Lynch may in the future provide financial advisory and financing services to the Company and/or its affiliates and Merrill Lynch may in the future receive fees for the rendering of any such services. Merrill Lynch has not received any fees from the Company for financial advisory, financing or other services during the last two years. In the past two years, Merrill Lynch and its affiliates have provided financial advisory and financing services to certain of the private investment firms whose affiliates are members of the Investor Group and have received approximately $46.3 million in fees for the rendering of such services. Merrill Lynch may continue to provide financial advisory and financing services to certain members of the Investor Group and/or their affiliates and may in the future receive fees for the rendering of any such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade shares of the Company's common stock and the debt and equity securities of certain affiliates of the private investment firms whose affiliates are members of the Investor Group (or related derivative securities and limited partnership interests), for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        The consideration pursuant to the Offer and the proposed Merger was determined through negotiations between the special committee of the board of directors of Laureate and Parent and was recommended by the special committee for approval by Laureate's board of directors and was approved by Laureate's board of directors (interested directors did not vote). Merrill Lynch provided advice to the special committee of Laureate's board of directors during these negotiations. Merrill Lynch did not, however, recommend any specific consideration to Laureate, the special committee of its board of directors or its board of directors or that any specific consideration constituted the only appropriate consideration for the Offer or the proposed Merger.

        A copy of Merrill Lynch's June 2, 2007 and January 28, 2007 written presentations to the special committee of Laureate's board of directors have been attached as exhibits to the Schedule 13E-3 and which are incorporated by reference as exhibits to this Schedule 14D-9. The written presentations will be available for any interested Laureate stockholder (or any representative of the stockholder who has been so designated in writing) to inspect and copy at our principal executive offices during regular business hours. Alternatively, you may inspect and copy the presentations at the office of, or obtain them by mail from, the SEC.

Projected Financial Information

        Laureate's senior management does not as a matter of course make detailed public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended earnings periods due to the unpredictability of the underlying assumptions and estimates. However, Laureate's senior management provided internal financial forecasts to the special committee, the board of directors, Morgan Stanley and Merrill Lynch in connection with their consideration of a possible transaction involving the Company. We have included a subset of these forecasts and resultant projections to give our stockholders access to certain nonpublic information deemed material by the special committee and board of directors for purposes of considering and evaluating the Offer and the Merger. The inclusion of this information should not be regarded as an indication that the special committee, our board of directors, Morgan Stanley, Merrill Lynch, the Investor Group or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results. The projections set forth below include both the base operations of the Company on a standalone basis and upon giving effect to unidentified acquisitions. The assumptions used in the acquisition model are set forth at the bottom of the table below.

        Laureate advised the recipients that its internal financial forecasts, upon which the projections were based, are subjective in many respects. The projections reflect numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and beyond Laureate's control. The projections also reflect numerous estimates and assumptions related to the business of Laureate that are inherently subject to significant economic, political, and competitive uncertainties, all of which are difficult to predict and many of which are beyond Laureate's control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

        The internal financial forecasts were prepared for internal use and to assist the financial advisors to the special committee and the Investor Group with their respective due diligence investigations of Laureate and not with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Laureate's independent registered public accounting firm has not examined or compiled any of the financial projections, expressed any conclusion or provided any form of assurance with respect to the financial projections and, accordingly, assumes no responsibility for them. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Projections of this type are based on estimates and assumptions that are inherently subject to factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of Laureate, including the factors described under "Special Note Regarding Forward-Looking Statements" on page 58, which factors may cause the financial projections or the underlying assumptions to be inaccurate. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year.

        Laureate has made publicly available its actual results of operations for the fiscal year ended December 31, 2006. You should review the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2006 to obtain this information. Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the specific portions of the financial projections set forth below. No one has made or makes any representation to any stockholder regarding the information included in these projections. Laureate does not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        For the foregoing reasons, as well as the bases and assumptions on which the financial projections were compiled, the inclusion of specific portions of the internal financial forecasts and resultant projections in this Schedule 14D-9 should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, Laureate does not intend to update, or otherwise revise the financial projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

        The following projections were provided to each of Morgan Stanley and Merrill Lynch and substantially similar projections were provided to certain members of the Investor Group and their financial advisors, in each case in connection with the Offer and the Merger:

	2006	07/01/07– 12/31/07	2007	2008	2009	2010	2011	2012	CAGR '06–'10	CAGR '06–'12
SUMMARY OF KEY ITEMS: BASE VS. ACQ
REVENUE
Base Operations	1,146	695	1,307	1,494	1,768	2,060	2,365	2,688	15.8%	15.3%
Unidentified Acquisitions	—	96	96	300	489	653	786	930	nm	nm

Total	1,146	791	1,403	1,794	2,257	2,713	3,151	3,618	24.0%	21.1%
EBITDA, 100%, Pre-FAS 123(1)(2)
Base Operations	220	180	277	341	430	522	617	718	24.4%	22.0%
Unidentified Acquisitions	—	22	22	67	118	162	204	250	nm	nm

Total	220	202	299	408	548	684	821	968	33.1%	28.2%
EBITDA 100% Margin
Base Operations	19.2%	25.9%	21.2%	22.8%	24.3%	25.3%	26.1%	26.7%
Unidentified Acquisitions	nm	22.9%	23.0%	22.3%	24.1%	24.8%	26.0%	26.9%

Total	19.2%	25.5%	21.3%	22.7%	24.3%	25.2%	26.1%	26.8%
EBIT, Pre-FAS 123 100%(2)
Base Operations	155	140	200	247	317	386	462	540	25.6%	23.1%
Unidentified Acquisitions	—	15	16	45	80	109	137	169	nm	nm

Total	155	155	216	292	397	495	599	709	33.7%	28.8%
EBIT Margin
Base Operations	13.5%	20.1%	15.3%	16.5%	17.9%	18.7%	19.5%	20.1%
Unidentified Acquisitions	nm	15.6%	16.7%	15.0%	16.3%	16.7%	17.4%	18.2%

Total	13.5%	19.6%	15.4%	16.3%	17.6%	18.2%	19.0%	19.6%
EPS, Post-FAS 123(2)(3)(4)
Base Operations	2.08	1.78	2.44	3.20	4.22	5.07	5.98	6.85	24.8%	21.9%
Total, including Unidentified Acquisitions	2.08	1.81	2.47	3.50	4.22	5.67	7.22	8.43	28.3%	26.2%
EPS Growth
Base Operations	nm	nm	16.7%	31.1%	31.9%	20.1%	17.9%	14.5%
Total, including Unidentified Acquisitions	nm	nm	18.2%	41.7%	20.6%	34.4%	27.3%	16.8%
									Total
									'07–'10	07–'12
CAPEX
Base Operations	175	100	199	213	204	223	251	264	839	1,354
Unidentified Acquisitions	—	19	30	53	82	101	109	114	266	489

Total	175	119	229	266	286	324	360	378	1,105	1,843

CASH PAID FOR ACQUISITIONS(5)
Base Operations	239	0	0	0	0	0	0	0	0	0
Unidentified Acquisitions	—	100	125	100	100	50	0	0	375	375

Total	239	100	125	100	100	50	0	0	375	375

PAYMENT OF DEFERRED CONSIDERATION(5)
Base Operations	0	2	3	21	23	0	8	0	47	55
Unidentified Acquisitions	—	10	10	10	—	—	—	—	20	20

Total	0	12	14	31	23	0	8	0	67	75

(1)
"EBITDA, 100%" refers to the consolidated EBITDA of Laureate's operations.
(2)
In 2006, the Company changed its method of accounting for stock-based compensation upon the adoption of Statement of Financial Accounting Standards No. 123(R), "Shared-Based Payment." "Pre-FAS 123" EBITDA and EBIT projections exclude the financial impact of expensing stock options under SFAS No. 123R. "Post-FAS 123" EPS projections include the financial impact of expensing stock options under SFAS No. 123R.
(3)
In 2007, The Company formally implemented Accounting Series Release 268 ("ASR 268") and EITF Issue No. 00-4 ("EITF 00-4"). The Company has revised its projections for 2007 but has not revised its projections for 2008 and beyond given the uncertainty and timing of the calls for the minority ownership put call rights. The Company has estimated an EPS impact of ($0.51) for 2007.
(4)
The EPS calculations presented by the Company's senior management reflect a number of assumptions regarding the financial impact of repatriating to the U.S. funds generated from its foreign operations. The Company has not previously executed such a repatriation strategy, so the actual financial impact could vary significantly from the assumptions underlying the forecast.
(5)
Cash paid for acquisitions in 2006 includes payment of deferred consideration.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Schedule 14D-9, and the documents to which we refer you in this Schedule 14D-9, contain forward-looking statements based on estimates and assumptions. Forward-looking statements include information concerning possible or assumed future results of operations of the Company, the expected consummation and timing of the Offer and the Merger and other information relating to the Offer and the Merger. There are forward-looking statements throughout this Schedule 14D-9, including, without limitation, under the headings "Item 2—Identity and Background of Filing Person", "Item 4—The Solicitation or Recommendation" and "Item 8—Projected Financial Information" and in statements containing the words "believes," "plans," "expects," "anticipates," "intends," "estimates" or other similar expressions. You should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized or, even if realized, that they will have the expected effects on the business or operations of Laureate. These forward-looking statements speak only as of the date on which the statements were made, and we undertake no obligation to update publicly or revise any forward-looking statements made in this Schedule 14D-9 or elsewhere as a result of new information, future events or otherwise. In addition to other factors and matters contained or incorporated in this document, we believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

  •
  The Company's operations can be materially affected by competition in its target markets and by overall market conditions, among other factors; and

  •
  The Company's foreign operations, in particular, are subject to political, economic, legal, regulatory and currency-related risks.

        Certain additional factors could affect the outcome of the matters described in this Schedule 14D-9. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company and others following announcement of the Merger Agreement; (3) the inability to complete the Offer due to the failure to satisfy other conditions required to complete the Offer; (4) the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the Offer and the Merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Offer and the Merger; (6) the ability to recognize the benefits of the Merger; (7) the amount of the costs, fees, expenses and charges related to the Offer and the Merger and the actual terms of certain financings that will be obtained for the Offer and the Merger; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the Offer and the Merger.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Summary Advertisement dated June 8, 2007 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(a)(1)(H)	Tender Offer Instruction Form (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(1)(I)	Press Release issued by Company on June 4, 2007 (incorporated by reference to Schedule 14D-9 filed on June 4, 2007).
(a)(1)(J)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(1)(K)	Letter to Stockholders from the Chairman of the Special Committee of Laureate Education, Inc., dated June 8, 2007 (filed herewith).
(a)(1)(L)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).
(a)(1)(M)	Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts (incorporated by reference to Exhibit (1)(5)(B) to the Schedule TO).
(a)(5)(A)	Fairness Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of Laureate Education, Inc., dated January 28, 2007 (incorporated by reference to the Schedule 13E-3).
(a)(5)(B)	Presentation of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007 (incorporated by reference to the Schedule 13E-3).
(a)(5)(C)	Fairness Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of Laureate Education, Inc., dated June 2, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).
(a)(5)(D)	Presentation of Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007 (incorporated by reference to the Schedule 13E-3).

(a)(5)(E)	Fairness Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated to the Board of Directors of Laureate Education, Inc., dated January 28, 2007 (incorporated by reference to the Schedule 13E-3).
(a)(5)(F)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated January 28, 2007 (incorporated by reference to the Schedule 13E-3).
(a)(5)(G)	Fairness Opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated to the Board of Directors of Laureate Education, Inc., dated June 2, 2007 (incorporated by reference to Annex III attached to this Schedule 14D-9).
(a)(5)(H)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007 (incorporated by reference to the Schedule 13E-3).
(e)(1)	Amended and Restated Agreement and Plan of Merger, dated as of June 3, 2007, among Laureate Education, Inc., a Maryland corporation, Wengen Alberta, Limited Partnership, an Alberta limited partnership, and L Curve Sub Inc., a Maryland corporation (incorporated by reference to Exhibit 2.1 to the 8-K filed on June 4, 2007).
(e)(2)	Form of Retention Agreement between Laureate Education, Inc. and the Executive party thereto (incorporated by reference to the Schedule 13E-3).
(e)(3)(A)	Confidentiality and Non-Disclosure Agreement dated August 17, 2006 between Laureate Education, Inc. and Sterling Capital Partners II (incorporated by reference to the Schedule 13E-3).
(e)(3)(B)	Voting Agreement dated June 3, 2007 by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(3)(C)	Form of Tender Agreement (incorporated by reference to Exhibit (d)(11) to the Schedule TO).
(e)(3)(D)	Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)(E)	Amended and Restated Interim Investors Agreement, dated June 3, 2007, between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)(F)	Rollover Letter, dated June 3, 2007, between The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(3)(G)	Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(3)(H)	Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
(e)(3)(I)	Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(3)(J)	Commitment letter dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(9) to the Schedule TO).
(e)(3)(K)	Rollover Letter, dated June 3, 2007, between Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership (incorporated by reference to Exhibit (d)(12) to the Schedule TO).
(e)(3)(L)	Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership (incorporated by reference to Exhibit (d)(11) to the Schedule TO).
(g)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ROBERT W. ZENTZ
(Signature)
Robert W. Zentz, Senior Vice President and General Counsel
(Name and title)
June 8, 2007
(Date)

ANNEX I

LAUREATE EDUCATION, INC.
1001 FLEET STREET
BALTIMORE, MARYLAND 21202
(410) 843-6100

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about June 8, 2007 to holders of record of common stock, par value $0.01 per share, of the Company (the "Common Stock") as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Laureate Education, Inc. ("Laureate" or the "Company") with respect to the tender offer by L Curve Sub Inc. ("L Curve") and M Curve Sub Inc. ("M Curve"), each a Maryland corporation (collectively, the "Purchasers") and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), for all of the issued and outstanding shares of the Company's Common Stock. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to the Company's board of directors. Such election is to be made pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of June 3, 2007, as such may be amended from time to time (the "Merger Agreement"), by and among the Company, Parent and L Curve.

        Pursuant to the Merger Agreement, L Curve and M Curve commenced a tender offer to purchase, at a price of $62.00 per share, net to the seller in cash (subject to applicable withholding tax), without interest, all outstanding shares of the Company's Common Stock on the terms and subject to the conditions specified in the offer to purchase and related letter of transmittal (which, together with any supplements or amendments, collectively constitutes the "Offer"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on July 6, 2007, at which time if all conditions to the Offer have been satisfied or waived, Purchasers will purchase all shares of Common Stock validly tendered pursuant to the Offer and not validly withdrawn. Copies of the offer to purchase and the accompanying letter of transmittal have been mailed with the Schedule 14D-9 to Laureate stockholders and are filed as exhibits to the Schedule TO filed by Purchasers and the other parties thereto with the Securities and Exchange Commission (the "SEC") on June 8, 2007.

        The Merger Agreement provides that upon the payment by Parent or Purchasers for Shares pursuant to the Offer, Parent will be entitled to designate all of the members of the Company's board of directors.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchasers' designees to the Company's board of directors.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchasers and Parent's designees has been provided by Parent and not by the Company.

PARENT'S DESIGNEES

        Parent has informed the Company that it will choose its designees for the Company's Board of Directors from the list of persons set forth below. The following table, prepared from the information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of June 8, 2007, present principal occupation, employment history during the last five years and business address. Parent has informed the Company that each such individual (unless specified otherwise) is a U.S. citizen (Yves de Balmann is also a citizen of France), except Jonathan D. Smidt, who is a citizen of South Africa.

        Parent has informed the Company that none of the individuals listed below has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities law, or a finding of any violation of U.S. federal or state securities law.

Name	Age	Position and Business Address
Douglas L. Becker	41	Mr. Becker has been Chairman and Chief Executive Officer of Laureate Education, Inc. since February 2000 and a Director of Laureate Education, Inc. since 1986. From April 1993 until February 2000, Mr. Becker served as the President and Co-Chief Executive Officer of Laureate Education Inc. Mr. Becker is a Senior Managing Director of Sterling Partners, a private equity firm. Mr. Becker also serves as a director of Constellation Energy Group, Inc. The business address of Mr. Becker is 1001 Fleet Street, Baltimore, Maryland 21202.
Todd E. Benson	42	Mr. Benson has been a Senior Partner of Citigroup Private Equity LP for the last five years. The business address of Mr. Benson is 731 Lexington Avenue, New York, New York 10022.
Yves de Balmann	61
		Mr. de Balmann has been the Co-Chairman of Bregal Investments, Inc. since February 2003. Prior to that he was a Senior Advisor to the Chief Executive Officer of Deutsche Bank. Mr. de Balmann has been a Director of Constellation Energy Group, Inc. since 2003. The business address of Mr. de Balmann is 360 Madison Avenue 20th Floor, New York, New York 10017.
Brian F. Carroll	35
		Mr. Carroll has served as a member of KKR & Co. L.L.C. since 2006 and before that, an executive with Kohlberg Kravis Roberts & Co. LP since July 1999. Mr. Carroll has been a Director of Rockwood Holdings, Inc. since 2000 and the Sealy Corporation since 2004. The business address of Mr. Carroll is 9 West 57th Street, New York, New York 10019.

R. Christopher Hoehn-Saric	45
		Mr. Hoehn-Saric has been a Director of Laureate Education, Inc. since 1986. Mr. Hoehn-Saric has been the Chairman of the Board of Directors of Educate, Inc. since April 2003 and the Chief Executive Officer of Educate, Inc. since June 2003. From February 2000 to June 2003, Mr. Hoehn-Saric was the Chairman and Chief Executive Officer of Sylvan Ventures, LLC. Mr. Hoehn-Saric is a Senior Managing Director of Sterling Partners, a private equity firm. The business address of Mr. Hoehn-Saric is 1001 Fleet Street, Baltimore, Maryland 21202.
Jonathan D. Smidt	34	Mr. Smidt has been an executive at Kohlberg Kravis Roberts & Co. LP. since 2000. The business address of Mr. Smidt is 9 West 57th Street, New York, New York 10019.
Ian K. Snow	37
		Mr. Snow is the managing member of SPG GP, LLC. Mr. Snow became the Chief Executive Officer and Partner of SPG Partners, LLC upon its inception in April 2005. Prior to that Mr. Snow was employed by Ripplewood Holdings, LLC from its inception in 1995 and he became a Managing Director in January 2001. The business address of Mr. Snow is c/o SPG Partners, LLC, 667 Madison Avenue, 18th Floor, New York, New York 10021.
Steven M. Taslitz	48
		Mr. Taslitz is a manager and Senior Managing Director of Sterling Partners, a private equity firm, a position he has held since 1983. The business address of Mr. Taslitz is c/o Sterling Partners, 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062.
Craig W. Thomas	32
		Mr. Thomas is a Portfolio Manager at S.A.C. Capital Advisors, LLC and has held this position since 2006. From January 2005 to April 2006, Mr. Thomas was employed as a Director of C.R. Intrinsic Investors, LLC, an affiliate of S.A.C. Capital Advisors, LLC. From July 2003 to January 2005, Mr. Thomas was employed by S.A.C. Capital Advisors, LLC as an Investment Analyst and from June 2002 to August 2002 Mr. Thomas was employed by Sigma Capital Management, an affiliate of S.A.C. Capital Advisors, LLC, as an Investment Analyst. The business address of Mr. Thomas is 72 Cummings Point Road, Stamford, Connecticut 06902.

        Other than Mr. Becker and Mr. Hoehn-Saric, none of the designees is a director of, or holds any other position with the Company. Parent has advised the Company that, to its knowledge, except, as disclosed in the "Security Ownership of Certain Beneficial Owners", none of the designees beneficially owns any securities (or right to acquire securities) of the Company or has been involved with any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC, other than Mr. de Balmann, who beneficially owns 1,740 shares of the Company's common stock. Parent has advised the Company that, to its knowledge, none of its designees has any family relationship with any director, executive officer or key employee of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of the Company consists of 100,000,000 shares, divided into 90,000,000 shares of Common Stock, par value $0.01, and 10,000,000 shares of Preferred Stock, par value $0.01. As of June 5, 2007, there were 51,956,902 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

        The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Information Relating to Laureate Directors and Named Executive Officers

        The following information sets forth the names, ages and titles of the directors of the Company and the Company's Chief Executive Officer, Chief Financial Officer and other executive officers named in the Summary Compensation Table on page I-21 (collectively, the "Named Executive Officers") and our directors, their present principal occupations and their business experience during the past five years. During the last five years, none of Laureate, its Named Executive Officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. With the exception of Ms. Aguilera, who is a citizen of Spain, Mr. Appadoo, who is a citizen of the United Kingdom, and Mr. Pollock, who is a citizen of Canada, all of the directors and Named Executive Officers listed below are U.S. citizens. The business address of each director or officer listed below is c/o Laureate Education, Inc., 1001 Fleet Street, Baltimore, Maryland, 21202; (410) 843-6100.

Directors

Douglas L. Becker, 41, Director Since 1986

        Mr. Becker has been Chairman and Chief Executive Officer of Laureate since February 2000. From April 1993 until February 2000, served as the Company's President and Co-Chief Executive Officer. Mr. Becker also serves as a director of Constellation Energy Group, Inc.

R. Christopher Hoehn-Saric, 44, Director Since 1986

        Mr. Hoehn-Saric assumed the position of Chief Executive Officer and a Director of Educate, Inc. in June 2003. From February 2000 to June 2003, Mr. Hoehn-Saric was the Chairman and Chief Executive Officer of Sylvan Ventures, LLC, an affiliate of Laureate.

James H. McGuire, 63, Director Since 1995

        Mr. McGuire has served as President of NJK Holding Company since 1992.

R. William Pollock, 78, Director Since 1995

        Mr. Pollock serves as Chairman of the Board of Drake Holdings Limited, a company that owns interests in various businesses throughout the world, and has served in that capacity for more than the past five years. Mr. Pollock is also a director of DiscoverWare Inc. in Canada.

John A. Miller, 53, Director Since 2001

        Mr. Miller is the President and Chief Executive Officer of North American Corporation of Illinois. Mr. Miller has served in this capacity for more than the past five years. Mr. Miller is also a director of Atlantic Premium Brands, Inc. and Sally Beauty Holdings (previously Alberto Culver Company).

Richard W. Riley, 74, Director Since 2001

        Mr. Riley is currently a senior partner with the law firm of Nelson Mullins Riley & Scarborough, L.L.P. and has been a partner at that firm for the past five years. From 1993 until 2001, Mr. Riley served as U.S. Secretary of Education. Mr. Riley was Governor of South Carolina from 1979 through 1987.

David A. Wilson, 65, Director Since 2002

        Mr. Wilson has been President and Chief Executive Officer of the Graduate Management Admission Council, a not-for-profit education association which provides the GMAT (Graduate Management Admission Test), since 1995.

Wolf H. Hengst, 63, Director Since 2003

        Mr. Hengst was President of Worldwide Hotel Operations for Four Seasons Hotels and Resorts from 1998 until his retirement in December 2006.

Isabel Aguilera, 46, Director Since 2005

        Ms. Aguilera has been Managing Director of Google, Inc. for Spain and Portugal since January 2006. From May 2002 through July 2005, Ms. Aguilera was the Chief Operating Officer of NH Hoteles. For five years prior to that, Ms. Aguilera was Chief Executive Officer and Director of Dell Computer Corporation for Spain, Italy and Portugal. Ms. Aguilera also serves as a director and member of the Executive Committee for Indra Sistemas in Spain.

Executive Officers

Raph Appadoo, 57

        Mr. Appadoo has served as President of Laureate and President of Laureate's Campus-Based Europe division since June 2003. From February 2000 through May 2003, Mr. Appadoo served as President and Chief Executive Officer of Sylvan International Universities, Inc., a predecessor to Laureate's Campus-Based Europe division.

William C. Dennis, Jr., 63

        Mr. Dennis has served as President of Laureate's Campus-Based Latin America division since June 2003. From October 2001, when Mr. Dennis joined the Company, through May 2003, he served as Chief Operating Officer and Chief Financial Officer of Laureate's campus-based operations.

Rosemarie Mecca, 51

        Ms. Mecca joined Laureate on October 1, 2005 as its Executive Vice President and Chief Financial Officer. From September 2001 to September 2005, Ms. Mecca served as Executive Vice President, Chief Financial Officer and Chief Information Officer of the Shell Chemicals companies.

Paula R. Singer, 52

        Ms. Singer has been President and Chief Executive Officer of Laureate's On-Line Education division since July 2001.

Information Regarding the Laureate Board and Committees

        The Laureate Board has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each member of the Audit, Compensation, and Nominating and Corporate Governance Committees is independent as defined under current National Association of Securities Dealers Automated Quotation ("Nasdaq") Global Market listing standards.

        The Audit Committee meets with Laureate's independent auditors to: (i) review whether satisfactory accounting procedures are being followed by Laureate and whether its internal accounting controls are adequate, (ii) monitor audit and non-audit services performed by the independent auditors, (iii) approve fees charged by the independent auditors, and (iv) perform all other oversight and review of the Company's financial reporting process. The Audit Committee also reviews the performance of the independent auditors and annually selects the firm of independent auditors to recommend to the stockholders to audit the Company's financial statements. During 2006, independent directors David A. Wilson, James H. McGuire, and John A. Miller were the members of the Audit Committee. David A. Wilson serves as the Chairman of the Audit Committee, and the Board of Directors has determined that Mr. Wilson is a financial expert for purposes of SEC Regulation S-K, Item 407(d)(5). There were nine meetings of the Audit Committee during 2006. The Audit Committee Charter is available on the Laureate website at www.Laureate-inc.com.

        The Compensation Committee establishes the compensation for the Chief Executive Officer and approves recommendations for the other executive officers of Laureate and generally reviews benefits and compensation for all officers and employees. It also administers Laureate's stock option plans. During 2006, independent directors James H. McGuire (Chairman), John A. Miller, Wolf H. Hengst and Isabel Aguilera comprised the Compensation Committee. There were four meetings of the Compensation Committee during 2006. The report of the Compensation Committee required by the rules of the SEC follows beginning on page I-10. The Compensation Committee Charter is available on the Laureate website at www.Laureate-inc.com.

        The Nominating and Corporate Governance Committee screens and evaluates candidates for vacancies on the Laureate Board of Directors and committees thereof, reviews Board compensation matters, and reviews and monitors corporate governance matters. During 2006, independent directors Richard W. Riley (Chairman), R. William Pollock and David A. Wilson were the members of the Nominating and Corporate Governance Committee, which met on five occasions. The Nominating and Corporate Governance Committee Charter is available on the Laureate website at www.Laureate-inc.com.

        In evaluating and determining whether to nominate a candidate for a position on Laureate's Board, the Nominating and Corporate Governance Committee will consider the criteria outlined in the Company's corporate governance policy, which include high professional ethics and values, relevant management and/or educational experience and a commitment to enhancing shareholder value. In evaluating candidates for nomination, the Nominating and Corporate Governance Committee utilizes a variety of methods. The Nominating and Corporate Governance Committee regularly assesses the size of the Board, whether any vacancies are expected due to retirement or otherwise, and the need for particular expertise on the Board. Candidates may come to the attention of the Nominating and Corporate Governance Committee from current Board members, shareholders, professional search firms, officers or other persons. The Nominating and Corporate Governance Committee will review all candidates in the same manner regardless of the source of the recommendation, including a shareholder.

        Under the Bylaws, as amended, nominations for Director may be made only by the Board of Directors or a committee thereof or by a shareholder of record who delivers notice along with the additional information and materials required by the Bylaws to the Corporate Secretary not less than 90 days and no more than 120 days before the first anniversary date of the mailing date of the proxy statement for the preceding year's annual meeting. Interested parties may obtain a copy of the Bylaws by writing to the General Counsel/Corporate Secretary at Laureate Education, Inc., 1001 Fleet Street, Baltimore, Maryland 21202. A copy of the Bylaws, as amended, has been filed with the SEC. The Board has adopted Corporate Governance Guidelines drafted by the Nominating and Corporate Governance Committee. These guidelines are available on the Laureate website at www.Laureate-inc.com.

        Laureate has adopted a Code of Ethics and Conduct that applies to all of its Directors, officers (including its Chief Executive Officer, Chief Financial Officer, Controller and any person performing similar functions) and employees, generally. The Company has conducted training sessions at each of its locations and at each of its universities for all levels of employees and officers. The Company provides all of its significant vendors with a copy of the Code and maintains a hotline in four languages to allow for communication of any concerns. In satisfaction of the requirements of SEC Regulation S-K, Item 406(d), the Company intends to post on its website, www.Laureate-inc.com, any amendment to, or waiver of, any provision of the Code that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company has not granted any such waiver and does not anticipate ever granting such a waiver. Laureate has made the Code of Ethics and Conduct available on its website at www.Laureate-inc.com.

        During 2006, there were eight regular meetings and one special meetings of the Board of Directors. Eight members of the Board of Directors attended the Company's 2006 Annual Meeting of Stockholders. Each Director attended at least 75% of the total number of meetings of the Board and Board Committees of which the Director was a member.

  Audit Committee Report

        The following is the report of the Audit Committee with respect to Laureate's audited consolidated financial statements for the fiscal year ended December 31, 2006, which include the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended on December 31, 2006, and the notes thereto.

        The Audit Committee operates under a written charter adopted by the Board of Directors. The independent Directors, who are members of the Audit Committee, are James H. McGuire, John A. Miller and David A. Wilson. All have extensive financial knowledge, and the Chairman, Mr. Wilson, is an audit committee financial expert (as defined in the Sarbanes-Oxley Act of 2002). The Audit Committee Charter is available on Laureate's website at www.laureate-inc.com.

        Management has primary responsibility for the Company's financial statements and the overall reporting process, for maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. The Audit Committee met with management periodically during the year to consider the adequacy of the Company's internal controls, the objectivity of its financial reporting and all critical accounting policies and practices. The Audit Committee discussed these matters with the Company's independent auditors and with appropriate Company financial personnel. The Audit Committee also discussed with the Company's senior management and independent auditors the process used for certifications by the Chief Executive Officer and Chief Financial Officer required by the Sarbanes-Oxley Act of 2002 for certain of the Company's filings with the SEC. In addition, the Committee reviewed and discussed the Company's ongoing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 regarding the audit of internal control over financial reporting.

        Ernst & Young LLP ("E&Y"), the Company's independent auditors, audited the annual financial statements prepared by management, expressed an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles and discussed with the Audit Committee any issues they believed should be raised with the Audit Committee.

        The Audit Committee reviewed with management and E&Y the Company's quarterly 2006 financial statements and the year-end 2006 financial statements and met separately with both management and E&Y to discuss and review those financial statements and reports prior to issuance. Management has represented, and E&Y has confirmed to the Audit Committee that the financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee reviewed with E&Y their judgments as to the quality, not just the acceptability of the Company's accounting principles, and also discussed with management and E&Y their assessments of the Company's internal records. The Audit Committee met privately with the independent auditors who have unrestricted access to the Audit Committee.

        The Committee also reviewed management's report on its assessment of the effectiveness of the Company's internal control over financial reporting and the independent registered public accounting firm's report on management's assessment and the effectiveness of the company's internal control over financial reporting. The material weakness disclosed in the Company's year-end financial report was discussed and agreed on with E&Y and with management. The Committee discussed with management and the independent registered public accounting firm any significant deficiencies identified during the course of the assessment and the audit and management's plan to remediate those control deficiencies.

        The Audit Committee received from and discussed with E&Y the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to the firm's independence from the Company. The Audit Committee also discussed with E&Y matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90, of the Auditing Standards Board of the American Institute of Certified Public Accounts to the extent applicable. The Audit Committee reviewed the audit, audit related and tax services performed by and the fees paid for such services to E&Y. All audit and non-audit services performed by E&Y are subject to pre-approval by the Committee. The Committee received regular updates on the amount of fees and the tracking against the approved amount of fees and the scope of such services.

  Conclusion

        In reliance on these reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements and management's assessment of internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 as filed with the SEC.

David A. Wilson—Chairman James H. McGuire John A. Miller

Section 16(a) Beneficial Ownership Reporting Compliance

        Based upon the Company's records and other information, the Company believes all of its Directors and Executive Officers and other stockholders who may own 10% or more of Laureate Common Stock have complied with the requirements of the Securities and Exchange Commission to report ownership and transactions that change ownership, with the following exceptions. Ms. Aguilera and Ms. Mecca became subject to the requirements of Section 16(a) of the Securities Exchange Act, as amended in February 2005 and October 2005, respectively, and did not file the required Forms 3 until January 2007 and September 2006, respectively. Mr. Miller filed a Form 4 reporting changes in ownership on April 27, 2007 to disclose (i) Laureate common stock he held when he became a Laureate director but which had not been previously reported, (ii) two August 2005 open-market acquisitions of options to acquire Laureate common stock, (iii) his January 2006 annual non-employee director stock option grant, (iv) the February 2006 acquisition of Laureate common stock through exercise of his August 2005 market-purchased options, (v) the February 2007 acquisition of Laureate common stock through exercise of August 2006 market-purchased options and (vi) the January 2007 disposition of indirectly held shares of Laureate Common Stock. Additionally, Ms. Aguilera and Messrs. Hengst, McGuire, Hoehn-Saric, Riley and Wilson did not report their January 2006 annual non-employee director stock option grant until January 2007.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

        The Compensation Committee consists of Messrs. Hengst, McGuire and Miller and Ms. Aguilera. All of the members of the Compensation Committee as presently constituted are independent Directors and do not have compensation committee interlocks.

Compensation Committee Report

        The Compensation Committee of the Board of Directors of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement. This report is provided by the following independent directors, who comprise the committee:

THE COMPENSATION COMMITTEE
James H. McGuire, Chairman Isabel Aguilera Wolf H. Hengst John A. Miller

Compensation Discussion and Analysis

        The Compensation Committee is responsible for establishing, implementing and evaluating the Company's employee compensation and benefit programs. The Compensation Committee annually evaluates the performance of the Chief Executive Officer and the other executive officers of the Company. The Compensation Committee ensures that the total compensation paid to the Named Executive Officers as well as other senior officers of the Company (collectively with the Named Executive Officers, the "Executive Team") is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to the Named Executive Officers are similar to those provided to other members of the Executive Team.

Executive Compensation Strategy

        The goal of our executive compensation program is to create long-term value for our shareholders while at the same time rewarding our executives for superior financial and operating performance and encouraging them to remain with the Company for long, productive careers. The Compensation Committee believes that the most effective way to achieve this goal is to design an executive compensation program that rewards the achievement of specific annual, long-term and strategic goals by the Company, and which aligns executives' interests with those of the shareholders by rewarding performance above established goals, with the ultimate objective of improving shareholder value. This philosophy is used by the Compensation Committee as the foundation for evaluating and improving the effectiveness of the executive pay program. The following are the core elements of the Company's executive compensation strategy:

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  Market Competitive. Executive compensation levels and programs should be competitive with companies of similar size and performance to Laureate on a global basis;

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  Performance Based. A majority of executive compensation should be performance-based, resulting in pay that is "at risk," based on short-term and long-term goals and objectives;

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  Shareholder Aligned. Incentives should be structured to create a strong alignment between executives and shareholders on both a short-term and a long-term basis; and

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  Financially Efficient. Pay programs and features should attempt to minimize the impact on earnings and maximize tax benefits to the Company, all other things being equal.

By incorporating these elements, the Compensation Committee believes that the executive compensation program is responsible and effective in attracting, motivating and retaining the level of talent necessary to successfully grow and manage the Company's business.

Process for Determining Compensation

        The Compensation Committee is responsible for establishing the compensation policies for the Named Executive Officers and other members of the Executive Team, evaluating performance of the Executive Team and setting compensation for each of the Named Executive Officers based on those policies and the performance of each executive. In addition, the Compensation Committee approves all equity awards for the Named Executive Officers. Each year, the Company's compensation process begins in September, when the Company's senior management meets to set the next year's budgets. Ninety percent of the performance goals related to compensation are linked to the Company's annual budget. Using the budgets set in September, in December each year, the Board of Directors approves the Company's target Earnings per Share, Operating Income and Student Enrollment for the following year. In February, the Compensation Committee meets to review the Executive Team's past year's performance and to finalize new individual goals for the Company's Executive Team. In March, the Compensation Committee certifies the extent to which the prior year's performance goals have been achieved and authorizes the payment of any earned incentive compensation.

        Each year, prior to the February Compensation Committee meeting, the Chief Executive Officer and Executive Vice President—Director of Corporate Operations review the performance of each member of the Executive Team (other than the Chief Executive Officer, whose performance is reviewed only by the Compensation Committee). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are then presented to the Compensation Committee at its February meeting. The Compensation Committee reviews those recommendations and exercises its discretion in modifying any recommended adjustments or awards to executives. Decisions regarding the non-equity incentive compensation of other employees are made by the Chief Executive Officer and Executive Vice President—Director of Corporate Operations.

        The Compensation Committee works with Mercer Human Resource Consulting ("Mercer"), an outside global human resources consulting firm, for advice and perspective regarding market trends that may impact decisions the Company makes about its executive compensation program and practices. Some of the services Mercer provides to the Compensation Committee include meeting with senior executives of the Company to understand current and future business objectives and compensation design implications; reviewing existing equity compensation documents with the Compensation Committee and proposing changes, if necessary, to keep the Company current with industry trends and requirements and concerns of the Company's shareholders, including its institutional shareholders; assisting with the development of conceptual designs for future equity incentive programs; and providing the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for the Chief Executive Officer and other members of the Executive Team.

        In conducting its latest review of executive compensation levels, the Compensation Committee compared executive compensation against two different groups. The first group consisted of the following 7 U.S.-based education companies: Apollo Group, Inc.; Career Education Corporation, Corinthian Colleges, Inc.; Devry Inc.; Education Management Corporation; ITT Educational Services Inc.; and Strayer Education, Inc. However, the Compensation Committee believes that, as a general rule, the Company does not compete for talent among domestic education companies. Rather, the Compensation Committee believes the market for the Company's executive talent includes large international, financially complex companies with revenues between $500 million and $2 billion and double-digit growth and profitability over the last three years. Therefore, the second group studied consisted of the following 17 companies in various industry groups, each of which has significant global operations and high sustained growth rates, profitability and total shareholder returns (the "High-Performing Peer Group"):

High-Performing Peer Group

• Invitrogen Corporation	• MEMC Electronic Materials, Inc.
• Albemarle Corporation	• MKS Instruments, Inc.
• Sandisk Corporation	• Skyworks Solutions, Inc.
• Roper Industries Inc. / DE	• Mercury Interactive Corporation
• Littlefuse, Inc.	• Coach Incorporated
• Scientific Games Corporation	• Quiksilver, Inc.
• Tempur Pedic Intl. Inc.	• NII Holdings, Inc.
• Lincoln Electric Holdings, Inc.	• Western Wireless Corporation—Class A
• Schnitzer Steel Industries—Class A

        Given the Compensation Committee's expectation that, over the long term, Laureate will continue to generate shareholder returns in excess of the average of its peer group, the Compensation Committee set 2006 compensation for the Named Executive Officers at the 50th percentile of compensation paid to similarly situated executives of the companies comprising the High-Performing

Peer Group. A significant percentage of total compensation is allocated to variable compensation that is paid only upon achievement of performance objectives as a result of the Compensation Committee's "at-risk" philosophy. Based on the results of a competitive market study prepared by Mercer, the Compensation Committee believes that the total compensation opportunity for the Company's executives (including the Chief Executive Officer and the other Named Executive Officers in the Summary Compensation Table) is fully competitive while being responsible to the Company's shareholders.

Compensation Program Components and Performance Measures

        Laureate's executive compensation program consists of the following core components:

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  Base Salary

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  Annual Incentive Opportunity

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  Long-Term Incentive Opportunity

        When reviewing executive compensation levels, each component of compensation is reviewed independently, and the total pay package is reviewed in the aggregate. However, the Compensation Committee believes that an important component of aligning the interests of shareholders and executives is to place a strong emphasis on "at risk" compensation linked to Company performance. In 2006, the mix of the three components of executive compensation was: base salary, 23.8%; annual incentive opportunity, 24.8%; and long-term incentive opportunity, 51.4%. Therefore, in 2006, approximately 76.2% of the compensation for the Named Executive Officers was "at-risk."

        The Compensation Committee has identified several factors that are critical to the success of the business, including revenue growth, enrollment growth, earnings per share growth and return on invested capital. These types of measures, in various combinations, are incorporated into the Company's variable pay plans—including annual incentives, stock options, restricted stock and long-term cash incentives. Depending on the plan and the participant, performance is measured on both a short-term (typically one year) and a long-term (typically 3-4 years) basis, for the entire Company and for divisions within the Company (based on business and/or geography), and these factors are intended to address both absolute and relative performance.

        The Compensation Committee also reviews non-financial factors as part of the overall evaluation of performance. Such non-financial factors typically include customer outcomes (e.g. graduation rates), personal stretch objectives, leadership effectiveness, process excellence and talent management. The Compensation Committee believes that non-financial measures are often "leading indicators" of financial performance and are especially important to a rapidly growing and geographically dispersed company like Laureate.

        Base Salary.    The Company provides the Named Executive Officers and its other employees with base salary to compensate them for services rendered during the fiscal year. Base salary for each member of the Executive Team is determined for each executive based on his or her position and responsibility after considering the following primary factors:

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  market data provided by our outside consultant;

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  internal review of the executive's compensation, both individually and relative to other officers; and

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  individual performance of the executive.

        Salary levels are typically considered annually as part of the Company's performance review process as well as upon a promotion or other change in job responsibility. Merit-based increases to salaries of members of the Executive Team are based on the Compensation Committee's assessment of the individual's performance. Base salaries are the smallest component of executive compensation at Laureate. Current base salaries are believed to be competitive at the market median. In 2006, the average salary increase for the Named Executive Officers in the Summary Compensation Table, excluding the Chief Executive Officer, was 4.3%. The Chief Executive Officer's base salary increased by 4.0% from 2005 to 2006. A more complete discussion of the Chief Executive Officer's compensation follows on page I-18, under the heading "Chairman and Chief Executive Officer Compensation."

        Incentive Opportunity.    Company executives are given the opportunity to earn annual and long-term incentive compensation if certain business and individual performance goals are met. Each December, the Board of Directors approves the Company's official business plan for the coming year. The Board believes that the targets set in the business plan should be attainable, but only with considerable effort. Based on the Company's official business plan and the Company's short- and long-term "stretch" targets contained therein, the Compensation Committee sets annual and long-term threshold, target and maximum incentive compensation levels for each member of the Executive Team. The "threshold" level is that performance level below which the Compensation Committee has determined no incentive compensation should be paid. Therefore, the Compensation Committee sets the incentive threshold at a level it believes there is a 90% probability of achieving. Typically, the "target" level is that level which the Compensation Committee believes there is a 50%—60% probability of reaching. The "maximum" incentive level is that performance level which the Compensation Committee anticipates there is only a 10% probability of attaining. In determining the probabilities of achieving various performance goals, the Compensation Committee, with Mercer's assistance, studies historical performance and volatility, projected business plans, size of operation, anticipated market conditions and the opinions of the Company's operating and financial staffs.

        Annual Incentive Opportunity.    The 2006 Executive Annual Incentive Plan (the "AIP") is an annual cash incentive program designed to create a link between executive compensation and individual and business performance. The AIP provides guidelines for the calculation of annual non-equity incentive based compensation after assessing the executive's performance against pre-determined quantitative and qualitative measures within the context of the Company's overall performance.

        At its October meeting each year, the Compensation Committee considers whether an AIP should be established for the succeeding year and, if so, approves the group of employees eligible to participate in the AIP for that year. The AIP includes various incentive levels based on the participant's accountability and impact on Company operations, with target award opportunities that are established as a percentage of base salary. In 2006, these targets ranged from 75% of base salary to 120% of base salary for the Named Executive Officers and were competitive with annual incentives provided by other companies in the High-Performing Peer Group. Actual non-equity incentive awards are based on the assessment of each executive's individual performance for the year, the assessment of the Company's overall performance and/or the financial, operational and strategic performance of the business unit for which the executive is responsible.

        For the year ended December 31, 2006 ("fiscal 2006"), in addition to having to meet certain individual goals, the AIP required pre-set threshold, target or maximum levels for Earnings per Share, Enrollment Growth and Operating Income to have been met before any annual incentive compensation could be earned by the Executive Team. The impact each of these goals had on whether and how much a particular executive earned for his or her annual incentive compensation depended on the executive. In February and March 2007, the Compensation Committee approved annual incentive awards for the Named Executive Officers, each of whom met or exceeded the target Company and individual performance levels set for fiscal 2006. These incentive awards are included in the column of the Summary Compensation Table labeled "Non-Equity Incentive Plan Compensation" on page I-21. The Compensation Committee believes that these award levels appropriately reflect the performance of the Company and its executives given significant improvements in enrollment, operating income and earnings per share during the year.

        Below is information setting forth, for each of the Named Executive Officers, the weight of each of the components and the amount of incentive compensation earned in fiscal 2006, as a percentage of the Named Executive Officer's base salary, the amounts each of the Named Executive Officers earned using this formula and the amounts awarded to the Named Executive Officers for 2006 performance under the AIP:

Executive	Annual Bonus % of Base	EPS % of Bonus	Enrollment % of Bonus	Operating Income % of Bonus	Individual Goals % of Bonus	Calculated Bonus	Approved Bonus
Doug Becker	120%	50%	25%	0%	25%	$954,472	$900,000
Raph Appadoo	100%	25%	25%	25%	25%	$507,585	$507,000
Bill Dennis	120%	25%	25%	25%	25%	$797,939	$797,000
Rosemarie Mecca	75%	50%	0%	0%	50%	$572,464	$572,000
Paula Singer	100%	25%	25%	25%	25%	$414,131	$414,000

        The Compensation Committee determined that the Chief Executive Officer's bonus should be reduced from the calculated amount because the audit of the Company's financial statements resulted in the disclosure by management of certain material weaknesses in oversight functions. A more complete discussion of the Chief Executive Officer's compensation follows on page I-18, under the heading "Chairman and Chief Executive Officer Compensation."

        Long-Term Incentive Opportunity.    The use of long-term incentives creates a link between executive compensation and long-term performance and creates alignment between executive and shareholder interests. Long-term incentive awards are currently granted under Laureate's 2005 Stock Incentive Plan. The 2005 Stock Incentive Plan is an omnibus plan providing the flexibility to grant a variety of long-term incentive award types, including stock options, restricted stock, restricted stock units, stock appreciation rights and cash awards. A total of 5,250,000 shares have been approved by our shareholders for issuance under the 2005 Stock Incentive Plan, with a maximum of 1,312,500 shares to be granted in the form of non-option awards.

        The Compensation Committee considers the following criteria in determining the long-term incentive opportunities for the Executive Team: Performance orientation, shareholder alignment, shareholder dilution, annual share consumption, share availability, accounting cost, tax efficiency, retention power and overall program effectiveness. The following is a description of each element of the Company's long-term incentive program:

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  Stock Options. Historically, stock options have been a core element of long-term incentive opportunity at Laureate. Stock options granted under the 2005 Stock Incentive Plan have an exercise price at least equal to fair market value on the date of grant, have a 7-year term and vest over a four year period, with 25% vesting on the one year anniversary of grant and an additional 6.25% vesting each quarter thereafter for the remaining three years. The value of stock options to each grantee is entirely dependent on stock price appreciation beyond the date of grant. With the exception of options granted to new hires, which are generally granted effective the date employment begins, stock options are granted to the Executive Team and all other employees only at regularly scheduled Compensation Committee or Board meetings. In light of factors such as share constraints, option expensing and equity overhang, beginning in 2006, the Compensation Committee is committed to following a "portfolio" approach toward long-term compensation. As a result, stock options are now a smaller part of long-term executive compensation, with 2006 stock option value representing, as of December 31, 2006, only 33.1% of total targeted long-term compensation opportunities.

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  Performance-Based Vesting Restricted Stock. In late 2005 and, in the case of the Chief Executive Officer, in June 2006, the Compensation Committee granted members of the Executive Team, including the Named Executive Officers, an aggregate of 140,000 shares of performance-based vesting restricted stock (collectively, the "restricted shares"). This equity compensation is deemed to be "restricted" because, although the grantees can vote the restricted shares, the restricted shares cannot be transferred and are subject to forfeit unless and until certain financial goals are achieved. Generally, the restrictions on the restricted shares lapse ratably on March 31 each year, beginning in 2007, assuming the Company's financial results for the immediately preceding year met the goals stated in the executive's grant agreement. The restrictions lapse for Named Executive Officer-restricted shares if earnings per share and total revenue goals for 2006, 2007, 2008 and 2009 are met. These goals were based on the Company's business plan adopted in December 2005. The four-year goals for certain other executives are, in many cases, more directly related to division operating goals, also as set forth in the Company's December 2005 business plan. On March 21, 2007, the Compensation Committee certified that the 2006 goals for all restricted shares had been met, and all transfer and forfeitability restrictions on 25% of the restricted shares lapsed on March 31, 2007. In the event restrictions do not lapse as to 25% of the restricted shares in either March 2008 or 2009 because performance goals are not achieved in 2007 or 2008, respectively, the restrictions for that share tranche will lapse on the first to occur of March 31, 2009, 2010 or 2011, if the financial goals for 2008, 2009 or 2010, as applicable, are achieved. If the financial goals for 2010 are not achieved, any restricted shares for which restrictions have not lapsed will be forfeited. The value of the restricted shares represented, as of December 31, 2006, 31.7% of the total 2006 targeted long-term compensation opportunities. The Compensation Committee believes that disclosing the actual targets in this Amendment would put the Company at a competitive disadvantage; however, the performance objectives which must be met in order for the restrictions to lapse each year parallel the performance objectives in the AIP and the Cash LTIP.

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  Cash LTIP. In early 2006, the Compensation Committee approved for the members of the Executive Team and other key employees a cash award opportunity (expressed as a percent of 2006 base salary) tied to a combination of three financial and operating goals over a 3-year period, ending December 31, 2008 (the "Cash LTIP"). A targeted long-term incentive value is allocated among the various elements of the Cash LTIP for each participant. The mix of elements determining a participant's award depends on his or her scope of responsibility, performance impact and geography. For certain key employees, including the Named Executive Officers, the targeted value used to determine current award levels reflects approximately four times the targeted annualized long-term incentive value. This essentially "front-loads" the long-term incentive grants into the current year in lieu of receiving equity grants in each of the next four years. The Compensation Committee believes the front-loaded grant allocation is consistent with its pay strategy and the Company's business imperatives because of the strong performance-orientation of the program, the focus this creates on performance over the next four years, the proven ability of the core leadership team and the need to motivate and retain these key leaders. Maximum award levels under the Cash LTIP are capped at 200% of target for each participant. The value of the Cash LTIP represented, as of December 31, 2006, 35.2% of the total 2006 targeted long-term compensation opportunities. The Compensation Committee believes that disclosing the actual targets would put the Company at a competitive disadvantage.

        For the Named Executive Officers, the Cash LTIP goal combination and proportionate weighting of those goals is set forth below:

Performance Criteria	Criteria Definition	Bonus Weighting	Bonus Factor
Earnings per Share	The Company's Earnings Per Share for the year- ended December 31, 2008.	50%	Maximum: Target: Threshold:	200% 100% 50%
Enrollment Growth	Net enrollment growth from January 1, 2006 through December 31, 2008	30%	Maximum: Above Target: Target: Threshold:	200% +5% for every [xx] above target 100% 50%
Return on Invested Capital	Return on capital invested in Board approved projects through 2008	20%	Maximum: Above-Target: Target: Threshold:	200% +5% for every [xx] above target 100% 50%

        While the Compensation Committee originally determined to adjust award levels up or down over the 3-year period based on Laureate's performance relative to the S&P Super 1500 Index, the Compensation Committee later concluded that the difficulty and expense to administer this component outweighed its benefits. Therefore, the Compensation Committee removed total shareholder return as a component of the Cash LTIP, thereby making those awards ineligible for deductibility under Section 162(m) of the Internal Revenue Code. See "Tax and Accounting Implications" beginning on page I-20 for a discussion of deductibility of compensation, generally. Despite this result, the Compensation Committee believes the amendments to the Cash LTIP were advisable to reduce expense variability and simplify administration of the Cash LTIP.

Other Compensation.

        Deferred Compensation.    The Company offers an annual non-qualified deferred compensation plan, intended to promote executive retention by providing a long-term savings opportunity on a tax-efficient basis to approximately 64 eligible Company employees plus the members of the Board of Directors who are subject to U.S. federal income taxes. The Named Executive Officers are eligible to participate in the plan, but only the Chief Executive Officer and the Chief Financial Officer elected to participate during 2006. The plan allows executives to defer up to 85% of their salaries and up to 100% of their annual bonuses, with interest earned at market rates on deferred amounts and payout following employment termination. The Chief Executive Officer deferred $422,000.00 of his 2006 salary and annual bonus, and the Chief Financial Officer deferred $210,900.00 of her 2006 annual bonus. Because interest on contributions is earned at market rates, it is not disclosed as compensation in the Summary Compensation Table on page I-21. All amounts deferred under the plan are unfunded and unsecured obligations of the Company, receive no preferential standing and are subject to the same risks as any of the Company's other general obligations. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective yet, the Company believes it is operating in good faith compliance with the statutory provisions which were effective January 1, 2005.

        Benefits and Perquisites.    The Company provides various employee benefit programs to our executive officers, including medical, dental and life insurance benefits and our 401(k) Retirement Savings Plan. These benefit programs are generally available to all of our employees. Executives, including the Named Executive Officers, also receive a car allowance and access to the Pinnacle Care Health Consulting Service, benefits not available to the employees, generally. Pinnacle Care is a medical concierge service which provides advice and other assistance with health care decisions. Additionally, the Company pays the premium on a $2.5 million life insurance policy for the Chief Executive Officer and allows him personal use of a plane in which the company owns a 20% time-share interest. A more complete description, and the value to the Chief Executive Officer, of these items is included below under the heading "Chairman and Chief Executive Officer Compensation" and in the Summary Compensation Table under the "All Other Compensation" column on page I-21.

        Severance and Change in Control Benefits.    In connection with the proposed Merger between the Company and L Curve Sub, Inc., an entity owned by an investment group of which the Company's Chief Executive Officer is a part, the Company entered into executive retention agreements with the Executive Team, including the Named Executive Officers ("Executive Retention Agreements"). The Executive Retention Agreements provide certain severance payments and benefits, including payments and benefits in connection with the executive's termination and/or a change of control, and supersede any prior agreements any member of the Executive Team may have entered into with the Company. The proposed Offer and Merger qualify as a "change of control" for purposes of the Executive Retention Agreements. A detailed explanation of the severance and change of control benefits included in the Executive Retention Agreements follows on page I-27 under the heading "Change of Control and Severance Agreements." As of June 4, 2007, the Chief Executive Officer had not executed an Executive Retention Agreement.

Chairman and Chief Executive Officer Compensation

        The terms of Mr. Becker's employment are set forth in an employment agreement dated June 30, 2004, which expires on June 30, 2007. Pursuant to the terms of this agreement, Mr. Becker (i) receives an annual base salary of at least $500,000.00, (ii) is eligible for annual incentive bonuses targeted at 100% of his base salary, (iii) received a grant of 166,000 performance share units which vested between December 31, 2004 and January 1, 2007 upon achievement of specified performance goals, (iv) is reimbursed for up to $50,000.00 of travel expenses incurred by his family each year when they accompany him on business trips and (v) is the beneficiary of a $2.5 million life insurance policy for which the Company pays the premiums. In reviewing and approving 2006 compensation actions for the Company's Chairman and Chief Executive Officer, the Compensation Committee evaluated Laureate's performance in 2006 versus goals identified for both financial and non-financial factors. Notable Company financial accomplishments in 2006 included revenue growth of 31%, earnings per share growth of 18%, and new enrollment growth of 24% from 2005. This level of achievement in 2006 is consistent with sustained performance improvements over the last three years; with 3-year revenue growth of 33%, earnings per share growth of 11%, and new enrollment growth of 24%.

        In addition to strong financial and shareholder results, the Compensation Committee assessed the performance of the Chairman and Chief Executive Officer against non-financial factors. Notable non-financial accomplishments in 2006 included continued success in recruiting top talent to Laureate in critical executive roles, the integration of several strategic acquisitions in key geographies around the world, expansion into China and Brazil and the launch of key network initiatives. In its review of the Chief Executive Officer's 2006 performance, the Compensation Committee took note of the fact that the Company's management concluded that as of both December 31, 2006 and December 31, 2005, the Company had not maintained effective internal control over financial reporting related to the Company's accounting for income taxes and that this control deficiency resulted in a material weakness disclosed in the Company's 2006 audited financial statements. This was a factor in determining the Chief Executive Officer's 2006 annual incentive compensation.

        Overall, the Compensation Committee believes that the financial and non-financial performance of the Chairman and Chief Executive Officer has been and continues to be exceptional and that with his continued leadership the Company is well positioned for continued growth and shareholder value creation. Based on this assessment, and competitive market data from the High-Performing Peer Group, the Compensation Committee took the following actions with respect to Mr. Becker's compensation in 2006 and 2007:

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  An annual incentive award in the amount of $900,000.00 was approved for Mr. Becker under the Company's annual incentive plan for 2006 performance.

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  Mr. Becker's annual incentive target for 2007 was set at 120% of base salary, with a maximum opportunity of 240% of base salary if maximum performance results are achieved.

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  Mr. Becker's base salary was increased to $645,840.00 in 2007, only a 3.5% increase from his 2006 base salary.

The Compensation Committee believes that the Chief Executive Officer compensation package, as described above and throughout this report, is market-based and performance-aligned and that it facilitates the retention and motivation of the Chief Executive Officer, which is critical to the Company's continued success. In determining the mix of cash and equity incentive compensation for Mr. Becker, the Compensation Committee determined that it was appropriate for Mr. Becker's incentive compensation to be more heavily weighted toward cash rather than equity when compared to the other Named Executive Officers due to Mr. Becker's longstanding and significant shareholdings in the Company.

Stock Ownership Guidelines

        In February 2006, the Compensation Committee adopted stock ownership guidelines for the Executive Team as well as for other less senior officers of the Company. The stock ownership guidelines are share-denominated and set forth a minimum stock ownership level that must be achieved and maintained by each executive. The specific ownership requirements are based on the executive's level of responsibility, accountability and role within the Company. The Compensation Committee believes that the share retention policy lengthens the relevant performance horizon of long-term incentive awards and further aligns executive and shareholder interests. The Compensation Committee will annually review compliance with the policy and will consider this information when reviewing and approving any changes to executive compensation arrangements, including any subsequent long-term incentive awards.

        Under this policy, the Chief Executive Officer and each of the other Named Executive Officers were required to own 60,000 shares and 40,000 shares of Laureate Common Stock, respectively, by March 31, 2006. Other officers of the Company are required to own up to 10,000 shares of Common Stock by the end of 2008, with the number dependent on the officer's responsibility level. Under this policy, shares owned outright by the executive or his or her immediate family members residing in the same household, shares held by the executive in the Company's 401(k) Retirement Savings Plan, shares of restricted stock (vested and non-vested) held by the executive, shares acquired and held upon stock option exercises and shares held in trust for the benefit of the executive or their families all are counted in determining whether the executive has met the Compensation Committee's stock ownership policy. Compliance with all company policies is the expected behavior for all employees. An executive's failure to abide by these guidelines may result in adverse consequence to the employee, including but not limited to the reduction of subsequent equity incentive awards or removal from participation in the

Company's equity incentive program(s). As of December 31, 2006, each of the Named Executive Officers was in compliance with the stock ownership guidelines.

Tax and Accounting Implications

        As part of its role, the Compensation Committee considers the tax and accounting impact reflected in the Company's financial statements when establishing the Company's compensation plans. The forms of compensation selected are intended to be cost-efficient. Under accounting standards, the cash AIP and LTIP awards result in "accrual" accounting, which means that the estimated payout of the award, along with any changes in that estimate, are recognized over the performance period. The Company's ultimate expense will equal the value earned by/paid to the executives. Therefore, the ultimate expense is not determinable until the end of the one or three-year performance period, as applicable.

        Beginning on January 1, 2006, Laureate began accounting for equity compensation under Statement of Financial Accounting Standards 123, as revised in 2004, Share-Based Payment ("SFAS 123R"). Under this accounting standard, stock options result in "equity" accounting, which means that the grant date fair value is a fixed charge measured at the date of grant and is generally expensed over the service/vesting period based on the number of options that vest. Restricted stock and performance share units also result in SFAS 123R equity accounting, under which the fair value of the award is recognized over the service/vesting period based on the number of shares or units that vest. The expense recognized in 2006 in accordance with SFAS 123R, which is based on the grant date fair value, is presented in the Grants of Plan-Based Awards in Fiscal 2006 table on page I-23. The ultimate value of the stock options that will be realized by the grantee, if any, is not determinable until the options are exercised.

        Section 162(m) of the Internal Revenue Code generally limits the deductibility of compensation paid by a public company to its Chief Executive Officer and certain other highly compensated executive officers to $1,000,000.00 in the year the compensation becomes taxable to the executive. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. The Compensation Committee considers the impact of this rule when developing and implementing our executive compensation programs. The AIP and Cash LTIP awards, stock option grants and performance-based restricted stock grants are designed to be deductible by the Company for federal income tax purposes under Section 162(m) of the Internal Revenue Code, except as noted in the following paragraph. Accordingly, when executives earn and receive cash incentive awards, exercise stock options or have restriction lapses on restricted stock, they are taxed at ordinary income rates (subject to withholding) and the Company is subject to potential tax deduction limitations under Section 162(m).

        The Compensation Committee believes it is important to preserve flexibility in administering compensation programs in a manner designed to promote varying corporate goals. Accordingly, the Compensation Committee has not adopted a policy that all compensation must qualify as deductible under Section 162(m), and we retain the right to authorize payments that are not tax-deductible when viewed as appropriate and necessary to ensure competitive levels of total compensation for its executive officers. On December 29, 2006, the Compensation Committee amended the terms of the Cash LTIP, thereby making the compensation earned under the Cash LTIP subject to potential tax deduction limitations under Section 162(m). Despite this result, the Compensation Committee believes the amendments to the Cash LTIP were advisable to protect the interests of the Company and its shareholders.

Executive Compensation Tables

        The following table sets forth for each of the Named Executive Officers: (i) the dollar value of base salary and bonus earned during fiscal 2006; (ii) the portion of the aggregate grant date fair value of stock and option awards which was recognized for fiscal 2006 financial statement purposes, computed in accordance with SFAS 123R; (iii) the dollar value of earnings for services pursuant to awards granted under non-equity compensation plans; (iv) the change in non-qualified deferred compensation earnings during fiscal 2006; (v) all other compensation for fiscal 2006; and, finally (vi) the dollar value of total compensation for fiscal 2006.

        In January 2004, the Company entered into an employment agreement with Mr. Becker which expires on June 30, 2007. In September 2005, the Company entered into an employment agreement with Ms. Mecca, which can be terminated by either party without cause upon thirty days' notice. The employment agreements provide a minimum annual base salary, annual incentive targets, and long-term incentive targets. The terms of the Executive Retention Agreement Ms. Mecca executed in connection with the proposed Merger supersede, with respect to termination and change of control payments, the terms of her employment agreement. These terms are discussed below under the heading "Change of Control and Severance Arrangements," beginning on page I-27. The process followed by the Compensation Committee in setting total compensation for each Named Executive Officer is described in the Compensation and Discussion Analysis section beginning on page I-11.

Summary Compensation Table

Name and Principal Position	Year	Salary($)		Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)(4)		Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(6)		Total ($)
Douglas Becker Chairman of the Board and Chief Executive Officer	2006	$620,000	(1)	$—	$2,036,818	$565,872	$1,900,000	(1)	$—	$61,537	(7)	$5,184,227
Rosemarie Mecca Executive Vice President and Chief Financial Officer	2006	$466,392		$—	$1,538,621	$353,808	$738,667	(5)	$—	$118,324	(8)	$3,215,811
William Dennis President, Latin America Operations	2006	$516,667		$—	$730,095	$847,752	$1,097,000		$—	$21,672		$3,213,186
Raph Appadoo President	2006	$516,667		$—	$691,726	$717,192	$807,000		$—	$32,789		$2,765,373
Paula Singer President, Laureate Online Education	2006	$345,833		$—	$381,490	$132,036	$536,500		$—	$33,707		$1,429,566

(1)
Mr. Becker has deferred $62,000.00 in salary and $360,000.00 in non-equity incentive payments during 2006, as part of the Company's deferred compensation plan.

(2)
This column represents the dollar amounts recognized for financial statement reporting purposes for fiscal 2006, in accordance with SFAS 123R, for the fair value of restricted stock and stock unit awards granted in 2006 as well as prior fiscal years. Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures. For restricted stock and stock unit awards the fair value is calculated using the closing price of the Company's stock on the grant date. For additional information refer to Note 3 of the Company's audited consolidated financial statements for fiscal 2006, included in the Company's Annual Report on Form 10-K, as filed with the SEC.

(3)
This column represents the dollar amounts recognized for financial statement reporting purposes for fiscal 2006, in accordance with SFAS 123R, for the fair value of stock options granted to each of the named executives, in 2006 as well as prior fiscal years. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the valuation calculation of this amount for fiscal years ended December 31, 2004, 2005 and 2006 are included in Note 3 to the Company's audited consolidated financial statements for fiscal 2006, included in the Company's Annual Report on Form 10-K as filed with the SEC. Assumptions used in the valuation calculation for the fiscal years ended December 31, 2003 and 2002 are included under the heading of "Stock Based Compensation" in Note 2 to the Company's audited consolidated financial statements for the fiscal years ended December 31, 2003 and 2002, included in the Company's Annual Report on Form 10-K, as filed with the SEC.

(4)
The amounts in this column represent the amount earned under the Company's annual bonus and Cash LTIP programs, which are discussed in further detail beginning on page I-14, under the heading "Incentive Opportunity."

(5)
Ms. Mecca has deferred $210,900.00 in non-equity incentive payments during 2006, pursuant to the Company's deferred compensation plan.

(6)
The amounts in this column reflect the following for each Named Executive Officer:

•
Company contributions to the employee's 401(k) account ($6,150.00 to each of Messrs. Becker and Appadoo and Ms. Singer)

•
Company sponsored enrollment into an executive medical advisory board program ($12,625.00 per person plus the amount necessary to reimburse each of these executives for the taxes payable as a result of the healthcare benefits received.)

•
Company paid car allowance

(7)
In addition to the items described above in footnote (6) this amount reflects:

•
The cost of personal use of Company paid aircraft and insurance premiums paid for Mr. Becker's benefit. Neither of such amounts exceeds the greater of $25,000.00 or 10% of Mr. Becker's perquisites

•
The cost of personal items reimbursed by the Company during travel of $17,037.00.

(8)
In addition to the items described above in footnote (6) this amount reflects:

•
Relocation payments of $89,172.00, of which $20,263.00 was given to Ms. Mecca in order to reimburse her for the taxes payable as a result of the relocation compensation she received.

Grants of Plan-Based Awards in Fiscal 2006

        The 2006 annual incentive awards were approved by the Compensation Committee at its meeting held on December 29, 2005, effective for the performance period beginning January 1, 2006. Details regarding the financial targets established under the Annual Executive Incentive Plan and the individual goals for 2006 as well as the payouts provided at each level of target/goal attainment, can be found on pages I-14 through I-15 under the heading "Incentive Opportunity—Annual Incentive Opportunity." Performance-based restricted stock and long-term cash incentive compensation were awarded under the 2005 Stock Incentive Plan, of which the Cash LTIP is a part. The size and other terms and conditions of the awards were approved by the Compensation Committee at its meeting held on February 23, 2006. Additional information about these awards, including information about how the size of the awards is determined and the performance criteria applicable to performance based awards can be found on pages I-15 through I-16, under the heading "Incentive Opportunity—Long-Term Incentive Opportunity."

        The following table provides information about equity and non-equity awards granted to the Named Executive Officers in fiscal 2006: (1) the grant date; (2) the estimated future payouts under non-equity incentive plan awards, which consist of potential payouts deemed to have been earned under the AIP and the Cash LTIP based on 2006 financial results, although no determination will be made as to whether a payout has been earned under the Cash LTIP until the end of the 2006-2008 performance period; (3) estimated future payouts under equity incentive plan awards, which consist of performance-based restricted stock awards; (4) the number of shares underlying all other stock awards, which consist of restricted stock awarded to the Named Executive Officers; (5) all other option awards, which consist of the number of shares underlying stock options awarded to the Named Executive Officers; and (6) the exercise price of the stock option awards, which reflects the closing price of Laureate common stock on the date of grant.

								All Other Stock Awards: Number of Shares of Stock or Units (#)
									All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)					Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Douglas Becker	6/28/2006 —PBRS					30,000					1,312,500
	1/1/2006—A	$599,040	$748,800	$1,497,600
	1/1/2006—LT	$800,000	$1,000,000	$2,000,000
Rosemarie Mecca	1/1/2006—A	$280,602	$350,753	$701,506
	1/1/2006—LT	$133,334	$166,667	$333,334
William Dennis	1/1/2006—A	$499,200	$624,000	$1,248,000
	1/1/2006—LT	$240,000	$300,000	$600,000
Raph Appadoo	1/1/2006—A	$416,000	$520,000	$1,040,000
	1/1/2006—LT	$240,000	$300,000	$600,000
Paula Singer	1/1/2006—A	$280,000	$350,000	$700,000
	1/1/2006—LT	$98,000	$122,500	$245,000

PBRS—Performance-Based Restricted Stock award

A—2006 Annual Incentive Plan award

LT—2006 Long-Term Incentive Plan award

(1)
The amounts in these columns represent the potential value of the payout for each Named Executive Officer under the 2006 AIP and Cash LTIP plans. The Company's AIP is an annual cash incentive program designed to create a link between executive compensation and individual and business performance. The Company's Cash LTIP uses long-term incentives to create a link between executive compensation and long-term performance. For more details refer to the AIP and Cash LTIP discussions in the Compensation Discussion and Analysis beginning on page I-14 under the heading "Incentive Opportunity."

(2)
The amounts shown in these columns represent potential future share payouts for restricted stock awards in which the share number is set and the vesting is dependent upon performance measures. The performance measurement periods include 2006 through 2009.

Outstanding Equity Awards at 2006 Fiscal Year-End

        The following table provides information on the current holdings of stock option and stock awards by the Named Executive Officers. This table includes unexercised and unvested options and restricted stock awards with and without performance conditions that have not yet been satisfied. Each equity grant is shown separately for each of the Named Executive Officers. The vesting schedule for each grant is shown following this table, based on the option or stock award grant date. The market value of the stock awards is based on the closing market price of Laureate common stock as of December 31, 2006, which was $48.63. The performance-based restricted stock awards are subject to specified performance objectives over the performance period, all of which must be met each period in order for vesting to occur for that period. The time-based restricted stock awards vest ratably over the vesting period. The market value as of December 31, 2006, shown below assumes the satisfaction of these objectives. For additional information about the option awards and restricted stock awards, see the description of equity incentive compensation on page I-15.

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Douglas Becker	January 27, 1998	630,000			$24.33	January 27, 2008
	February 23, 1998	52,327			$28.67	February 23, 2008
	May 22, 1998	100,000			$31.25	May 22, 2008
	December 1, 1999	605,683			$3.59	December 1, 2009
	December 14, 2001	100,000			$19.43	December 14, 2011
	January 4, 2004						27,655	$1,344,863
	September 20, 2005	46,875	103,125		$46.37	September 20, 2012
	June 28, 2006								30,000	$1,458,900
Rosemarie Mecca	September 20, 2005	21,250	63,750		$46.37	September 20, 2012
	September 20, 2005						33,000	$1,604,790
	December 13, 2005								30,000	$1,458,900
William Dennis	October 1, 2001	1			$5.95	October 1, 2011
	April 30, 2003	45,000	30,000		$17.54	April 30, 2013
	April 30, 2003						18,000	$875,340
	September 20, 2005	43,750	81,250		$46.37	September 20, 2012
	December 13, 2005								30,000	$1,458,900
Raph Appadoo	February 1, 2000	349,741			$3.33	February 1, 2010
	April 30, 2003						15,813	$768,986
	April 30, 2003	104,062	34,688		$17.54	April 30, 2013
	September 20, 2005	31,250	68,750		$46.37	September 20, 2012
	December 13, 2005								30,000	$1,458,900
Paula Singer	December 13, 1999	11,500			$12.31	December 13, 2009
	December 13, 1999	36,500			$13.11	December 13, 2009
	April 30, 2003						12,000	$583,560
	September 20, 2005	10,937	24,063		$46.37	September 20, 2012
	December 13, 2005								20,000	$972,600

Option Awards Vesting Schedule

Grant Date	Vesting Schedule
January 27, 1998	33.33% vests per year, for 3 years, on the anniversary of the grant date
February 23, 1998	100% vest immediately on the grant date
May 22, 1998	100% vest immediately on the grant date
December 1, 1999	100% vest immediately on the grant date
December 13, 1999	20% vests per year, for 5 years, on the anniversary of the grant date
February 1, 2000	20% vests per year, for 5 years, on the anniversary of the grant date
October 1, 2001	33.33% vests per year, for 3 years, on the anniversary of the grant date
December 14, 2001	20% vests immediately on the grant date; 20% vests over 4 years, on the anniversary of the grant date
April 30, 2003	25% vests, per year, for 4 years on the anniversary of the grant date
September 20, 2005	25% vests in one year, on the grant date anniversary; 6.25% quarterly from years 2 through 4
September 20, 2005	25% vests, per year, for 4 years on the anniversary of the grant date (Mecca only)

Stock Awards Vesting Schedule

Grant Date	Vesting Schedule
April 30, 2003	25% vests, per year, for 4 years on the anniversary of the grant date
April 30, 2003	20% vests per year, for 5 years, on the anniversary of the grant date (Singer only)
September 20, 2005	11,000 shares vest in 12 months and 33,000 shares vest in 27 months from the grant date
December 13, 2005	Vests 25% on March 31, 2007, 2008, 2009 and 2010 upon the satisfaction of periodic performance measures
June 28, 2006	Vests 25% on March 31, 2007, 2008, 2009 and 2010 upon the satisfaction of periodic performance measures

Option Exercises and Stock Vested in Fiscal 2006

        The following table provides information, for the Named Executive Officers, on (1) stock option exercises during 2006, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the vesting of stock awards in the form of restricted shares and the value realized, each before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Douglas Becker(1)	666,250	$25,963,896	55,333	$1,708,693
Rosemarie Mecca	—	$—	11,000	$526,460
William Dennis	109,414	$3,983,380	18,000	$901,620
Raph Appadoo	100,000	$5,034,050	15,812	$792,023
Paula Singer	22,250	$622,526	6,000	$300,540

(1)
Mr. Becker's receipt of the vested shares under this stock award is deferred until the later of (a) six months after separation from the Company or (b) 30 days after termination or resignation from the Board.

Pension Benefits in Fiscal 2006

        The Company does not have any pension plans for its Named Executive Officers.

Nonqualified Deferred Compensation in Fiscal 2006

        The table below provides information on the non-qualified deferred compensation of the Named Executive Officers in 2006:

Name	Executive Contributions in Last FY ($)		Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Douglas Becker	2,130,693	(1)	—	242,746	—	2,373,439
Rosemarie Mecca	210,900		—	—	—	210,900
William Dennis	—		—	—	—	—
Raph Appadoo	—		—	—	—	—
Paula Singer	—		—	—	—	—

(1)
Represents the December 31, 2006 value of performance share units vested in fiscal 2006, which were deferred until the later of (a) six months after separation from the Company or (b) 30 days after termination or resignation from the Board of Directors, and $422,000.00 of Mr. Becker's 2006 salary and annual incentive compensation.

        The Named Executive Officers cannot withdraw any amounts from their deferred compensation balances until they either leave or retire from the company. No withdrawals or distributions were made in 2006.

Change of Control and Severance Arrangements

        In connection with the Offer, as of June 4, 2007, the Company had entered into Executive Retention Agreements with each of the Named Executive Officers (other than Mr. Becker) and the other members of the Executive Team. The Executive Retention Agreements provide certain severance payments and benefits, including payments and benefits in connection with the executive's termination and/or a change of control, and supersede any prior agreements any member of the Executive Team may have entered into with the Company. The acceptance of the shares in the Offer qualifies as a "change of control" for purposes of the Executive Retention Agreements.

        The terms of each Executive Retention Agreement provide that if the executive's employment is terminated by Laureate during the term of the Executive Retention Agreement other than due to "Disability" or for "Cause" (each as defined in the agreement), then the executive is entitled to receive, in addition to certain accrued amounts and subject to the execution of a release and restrictive covenants agreement, (i) a lump sum severance payment in an amount equal to one and one-half times the sum of the executive's annual salary and annual target bonus under Laureate's annual incentive compensation plan, (ii) continued health care coverage for 18 months, (iii) outplacement assistance and (iv) a lump sum payment under each of Laureate's annual incentive plan and long-term incentive plan assuming the applicable target had been attained, which payments shall be pro-rated for the number of months of the performance period that have elapsed.

        In addition, the terms of each Executive Retention Agreement provide that if, during the period commencing six months prior to the execution of an agreement, the Company enters into a transaction the consummation of which would result in a "change of control" and ending upon the earlier of (i) the expiration of the 18-month period which commenced on the date of the "change of control" or (ii) the abandonment of the "change of control" by the parties, the executive voluntarily terminates his or her employment with Laureate due to a "material alteration" of his or her employment, then the Executive is also entitled to receive the aforementioned severance payments and benefits.

        In addition to the payments and benefits described above, each Executive Retention Agreement provides that the executive will be provided with an additional payment in the event that the aggregate present value of payments made to the Executive in connection with a change of control exceed, by more than 10%, the executive's safe harbor amount under Section 280G of the Internal Revenue Code regarding golden parachute payments; otherwise payments made to the Executive would be capped at the safe harbor amount to prevent any excise tax from being assessed against the executive. The terms of each Executive Retention Agreement also provide that each Executive's outstanding stock option and restricted share awards vest immediately and fully upon the consummation of the change of control.

        The table below reflects the amount of compensation and benefits that would be paid to each of the Named Executive Officers in the event of termination of such Named Executive Officer's employment. The amounts shown assume that such termination was effective as of December 31, 2006 pursuant to the terms of the Executive Retention Agreements. In the case of Mr. Becker, the amounts shown are what would be paid to Mr. Becker pursuant to his June 30, 2004 employment agreement, as Mr. Becker had not yet executed an Executive Retention Agreement as of June 4, 2007. The amounts shown below are the amounts which would be paid to the executives upon their termination under the circumstances identified. The actual amounts to be paid out can only be determined at the time of the executive's separation from the Company. The amounts quantified below do not include benefits that each executive would receive following a termination of employment under the Company's deferred compensation plan. Except as noted below, the amounts the Named Executive Officers would receive in fiscal 2006 under that plan are the amounts reported in the "Aggregate Balance at Year End" column of the Nonqualified Deferred Compensation in Fiscal 2006 table on page I-26. For payments made in the form of shares, the December 31, 2006 closing price of $48.63 was used.

Name	Total Payment/ Benefits provided upon Death	Total Payments/ Benefits provided upon Termination without Cause(2)	Total Payments/ Benefits provided upon Retirement(3)	Total Payments/ Benefits provided following Change of Control(2)
Douglas L. Becker(4)(5)	$12,910,062	$11,288,359	$10,859,537	$62,377,668
Rosemarie Mecca	$697,643	$1,534,620	$1,336,890	$4,957,077
William Dennis	$500,000	$1,795,144	$2,243,390	$7,043,677
Raph Appadoo	$500,000	$1,628,320	$2,268,621	$24,539,211
Paula Singer	$336,340	$1,137,017	$554,705	$4,608,937

(1)
In the event of accidental death, total payments to each of the Named Executive Officers (other than Mr. Becker, for whom the payment would remain the same) would increase by the amount of his or her 2006 base salary.

(2)
Includes for Mr. Becker and Ms. Mecca, payment of compensation previously deferred, plus interest earned through December 31, 2006, in the amounts of $2,337,482.00 and $210,900.00, respectively. None of the other Named Executive Officers has deferred compensation.

(3)
Other than Mr. Becker, none of the Named Executive Officers were eligible for retirement benefits as of December 31, 2006; however, the amounts disclosed assume each of the Named Executive Officers was eligible to receive retirement benefits as of that date.

(4)
Includes $8,072,580.00, the December 31, 2006 value of the performance share units which would have been eligible to vest had Mr. Becker's employment been terminated as of that date.

(5)
In Mr. Becker's case, "termination without cause" includes Mr. Becker's resignation for "good reason," as that term is defined in his June 30, 2004 employment agreement and the non-renewal of his employment agreement by its termination date of June 30, 2007.

        The Named Executive Officers, as all other Company employees do, will receive insurance benefits equal to 60% of their base salaries, up to a maximum of $6,250.00 per month until the age of 65, in the event of termination due to long-term disability. In addition, the Company will pay the Named Executive Officers the difference between the insurance benefits received and the executive's salary while the executive is not working due to disability but prior to the time his or her employment is terminated due to disability.

Non-employee Directors' Compensation for Fiscal 2006

        The current compensation program for non-employee directors has been in effect since January 1, 2006 and is designed to achieve the following goals: compensation should fairly pay directors for work required for a company of Laureate's size and scope; compensation should align directors' interests with the long-term interests of shareholders; and the structure of the compensation should be simple, transparent and easy for shareholders to understand. The table below on non-management directors' compensation includes the following compensation elements:

        Cash Compensation.    In 2006, annual compensation of $30,000.00 was paid to each non-employee director other than Mr. Pollock who does not receive any compensation for his service on the Board or any of its Committees, payable in one lump sum in the first quarter of 2006. Compensation of $2,000.00 and $1,500.00 is paid to non-employee directors for each Board and Committee meeting attended in person, respectively; and compensation of $1,000.00 and $750.00 is paid to non-employee directors for each Board and Committee meeting attended by telephone, respectively. Committee attendance fees are paid quarterly. Non-employee directors have the option of deferring some or all of their cash compensation under the Company's deferred compensation plan. Messrs. Hengst and Riley deferred the compensation they earned as directors in 2006.

        Committee Chair and Lead Director Compensation.    Additional compensation of $10,000.00 was paid to each non-employee director serving as Lead Director, chairman of the Audit Committee and chairman of the Compensation Committee. This additional compensation is in recognition of the workload and broad-based responsibilities of these positions. This additional compensation was paid in one lump sum to each of Messrs. Miller, Wilson and McGuire, respectively, in the first quarter of 2006.

        Equity Compensation.    On January 3, 2006, each non-employee director other than Mr. Pollock received options to purchase 6,500 shares of the Company's common stock at an exercise price equal to the closing price of the Company's common stock on the first trading day of 2006. These options vested equally over the 12 months following grant.

Name(1)	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Options Awards ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(5)	Total ($)
Isabel Aguilera	46,000		—	88,920	—	—	134,920
Wolf Hengst	48,000	(3)	—	88,920	—	—	136,920
Christopher Hoehn-Saric	45,000		—	88,920	—	—	133,920
James McGuire	68,750		—	88,920	—	105,000	262,670
John Miller	70,750		—	88,920	—	—	159,670
R. William Pollock(2)	—		—	—	—	—	—
Richard Riley	56,750	(3)	—	88,920	—	—	145,670
David Wilson	73,750		—	88,920	—	130,000	292,670

(1)
Douglas Becker, the Company's Chief Executive Officer is not included in this table, as he is an employee of the Company and thus receives no compensation for his service as a Director. The compensation received by Mr. Becker as an employee of the Company is shown in the Summary Compensation Table.

(2)
Mr. Pollock serves on the Company's board without receiving any compensation.

(3)
All payments made to Mr. Hengst and Mr. Riley were contributed to the Company's deferred compensation plan. Interest on contributions is earned at market rates and, therefore, is not included as compensation for these directors.

(4)
Reflects the dollar amount recognized for financial statement reporting purposes for fiscal 2006 in accordance with SFAS 123R. Due to the Company's vesting schedule and the SFAS 123R rules, these amounts reflect awards granted in 2006. Directors were granted shares on January 3, 2006 with a grant date fair value of $13.68 computed in accordance with option pricing rules within SFAS 123R. As of December 31, 2006, each Director had the following number of options outstanding: Isabel Aguilera, 13,000; Wolf Hengst, 24,500; Christopher Hoehn-Saric, 1,029,511; James McGuire, 49,500; John Miller, 13,000; Richard Riley, 24,500; and David Wilson, 29,500.

(5)
Messrs. Wilson, McGuire and Pollock were elected to serve on a special committee of the Board of Directors charged with the responsibility of evaluating the proposed Merger. Mr. Wilson serves as the Chairman of this committee. The amounts represent the fees earned for services provided in 2006 by Messrs. Wilson and McGuire as members of the special committee. Mr. Pollock does not receive compensation for his service as a member of the special committee but will be reimbursed for expenses, including reasonable legal expenses, he incurs in connection with his service on the special committee.

        Laureate also provides liability insurance coverage for its directors and officers in the aggregate amount of $50 million. Various carriers, all of which have a Best Rating of at least A:XI, underwrite the current coverage, which extends until May 15, 2008 and is currently being negotiated for an annual renewal term. The annual cost of this coverage is approximately $800,000.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information regarding the beneficial ownership of our common stock as of June 5, 2007 (unless otherwise noted), by:

  •
  each person or entity that Laureate knows to beneficially own more than 5% of the Company's common stock;

  •
  each of our current directors and executive officers;

  •
  all of our directors and executive officers as a group;

  •
  Mr. Taslitz; and

  •
  each of the Sponsors (as defined in the Offer to Purchase) who beneficially owns outstanding shares of the Company's common stock and each person controlling such entities, together with each associate and majority-owned subsidiary thereof, in each case who beneficially owns outstanding shares of the Company's common stock.

        The percentages of shares outstanding provided in the tables are based on 51,956,902 shares of the Company's common stock outstanding as of June 5, 2007. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of stock listed as owned by that person. The number of shares shown does not include the interest of certain persons in shares held by family members in their own right. Shares issuable upon the exercise of options that are exercisable within 60 days of June 5, 2007 are considered outstanding for the purpose of calculating the percentage of outstanding shares of the Company's common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares held by any other individual. The address of each of our directors and executive officers listed below is c/o Laureate Education, Inc., 1001 Fleet Street, Baltimore, Maryland 21202.

Name of Beneficial Owner	Number of Shares		Percent
Select Equity Group	5,051,076	(1)	9.74%
William Blair & Company, L.L.C.	3,602,046	(2)	6.93%
T. Rowe Price Mutual Funds	4,233,402	(3)	8.16%
R. William Pollock	2,949,842	(4)	5.68%
Douglas L. Becker	1,964,324	(5)	3.67%
R. Christopher Hoehn-Saric	1,356,388	(6)	2.56%
Raph Appadoo	559,146	(7)	1.07%
William C. Dennis, Jr.	103,751	(8)	*
Paula R. Singer	84,758	(9)	*
Robert W. Zentz	94,625	(10)	*
Rosemarie Mecca	89,476	(11)	*
John A. Miller	83,942	(12)	*
Daniel M. Nickel	59,000	(13)	*
James H. McGuire	56,291	(14)	*
David A. Wilson	38,291	(15)	*
Richard W. Riley	34,291	(16)	*
Wolf H. Hengst	28,291	(17)	*
Isabel Aguilera	16,791	(18)	*
All Directors and Executive Officers as a Group (15 persons)	7,519,207		13.55%
Steven M. Taslitz	268,845	(19)	*
Sigma Capital Associates, LLC	42,800	(20)	*
Citigroup Private Equity LP	29,085	(21)	*

*
Less than one percent.

(1)
According to its Schedule 13D/A joint filing, as of April 12, 2007, Select Equity Group, Inc., Select Offshore Advisors, LLC and George S. Loening have sole investment and sole voting power with respect to 5,051,076 shares. As the President and controlling stockholder of Select and the Manager of Select Offshore, Mr. Loening has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the shares of the Company's common stock owned by Select and Select Offshore. Accordingly, Mr. Loening may be deemed to be the beneficial owner of 5,051,076 shares of the Company's common stock, or 9.74% of the outstanding shares of the Company's common stock.

(2)
According to its Schedule 13F filing made with the SEC on May 15, 2007, as of April 30, 2007, William Blair & Company, L.L.C. had sole investment power to 3,602,046 shares and shared voting power to 2,189,498 shares.

(3)
According to its Schedule 13D filing as of March 2, 2007, T. Rowe Price Associates, Inc. ("Price Associates") had sole investment power to 4,233,402 shares and sole voting power with respect to 844,000 shares. These securities are owned by various individual and institutional investors including T. Rowe Price Mutual Funds (which owns 4,233,402 shares, representing 8.16% of the shares outstanding), for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4)
Represents 2,555,211 shares held indirectly through Drake Holdings Limited and 394,631 shares held indirectly through Drake Personnel (New Zealand).

(5)
Includes options to purchase 1,553,635 shares of the Company's common stock, 3,098 shares allocated to Mr. Becker's Laureate 401(k) Plan account and 200,625 shares held by the Becker Trusts.

(6)
Includes options to purchase 1,033,302 shares of the Company's common stock and 2,378 shares allocated to Mr. Hoehn-Saric's Educate, Inc. 401(k) plan account.

(7)
Includes options to purchase 497,553 shares of the Company's common stock and 9,429 shares allocated to Mr. Appadoo's Laureate 401(k) Plan account.

(8)
Includes options to purchase 81,251 shares of the Company's common stock.

(9)
Includes options to purchase 53,312 shares of the Company's common stock and 1,020 shares allocated to Ms. Singer's Laureate 401(k) Plan account.

(10)
Includes options to purchase 87,125 shares of the Company's common stock.

(11)
Includes options to purchase 21,250 shares of the Company's common stock.

(12)
Includes options to purchase 1,625 shares of the Company's common stock and 5,000 shares held by the John A. Miller Family Foundation.

(13)
Includes options to purchase 28,000 shares of the Company's common stock.

(14)
Includes options to purchase 53,291 shares of the Company's common stock.

(15)
Includes options to purchase 33,291 shares of the Company's common stock.

(16)
Includes options to purchase 28,291 shares of the Company's common stock.

(17)
Includes options to purchase 28,291 shares of the Company's common stock.

(18)
Includes options to purchase 16,791 shares of the Company's common stock.

(19)
Includes 68,845 shares held by the KJT Trust.

(20)
Sigma Capital Associates, LLC, an Anguilla limited liability company, owns 40,000 shares of the Company's common stock. Sigma Capital Management, LLC serves as investment adviser to Sigma Capital Associates, LLC. Sigma Capital Management, LLC is an investment manager owned by S.A.C. Capital Management, LLC and Steven A. Cohen directly and indirectly owns all of the equity interests of S.A.C. Capital Management, LLC. A portfolio manager of Sigma Capital Management, LLC owns 2,400 shares of the Company's common stock for his personal account and an additional 100 shares of the Company's common stock are held in his IRA account. Further, this portfolio manager also has investment discretion over an account that holds an additional 300 shares of the Company's common stock. Sigma Capital Management, LLC, S.A.C. Capital Management, LLC and Steven A. Cohen each disclaims beneficial ownership of any of these securities except for the 40,000 shares of common stock owned directly by Sigma Capital Associates, LLC.

(21)
Citigroup Inc., through its subsidiaries, affiliates and managed accounts, beneficially owned 29,085 shares of the Company's common stock as of June 5, 2007. Citigroup Inc. disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interests therein.

Certain Relationships and Related Transactions and Director Independence

        The Board of Directors reviews all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest in any particular transaction. The Company's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's annual proxy statement. In addition, the Audit Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. In the course of the Audit Committee's review and approval or ratification of a disclosable related party transaction, the committee considers:

  •
  the nature of the related person's interest in the transaction;

  •
  the material terms of the transaction, including, without limitation, the amount and type of transaction;

  •
  the importance of the transaction to the related person;

  •
  the importance of the transaction to the Company;

  •
  whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and

  •
  any other matters the committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction. The following are related party transactions of which the Company was a part during 2006.

  Educate Shared Services Agreement.    As part of the 2003 sale of the K-12 segment to Educate, Inc. ("Educate"), Laureate entered into a management services agreement with Educate for the receipt of accounting, benefits, IT, human resources, purchasing and payroll services for a period of three years from July 1, 2003 through June 30, 2006 and pursuant to which Laureate provides certain tax and treasury services to Educate. The agreement is now in effect on a month-to-month basis and is expected to be terminated sometime during 2007. The annual net amount payable under this agreement by Laureate was approximately $3 million for each of three years ended December 31, 2004, 2005 and 2006, respectively. Laureate expects that the net amount payable under the agreement by Laureate from January 1, 2007 through the termination of the agreement will be approximately $140,000.00 per month. Messrs. Hoehn-Saric and Becker are Directors of Educate, and Mr. Hoehn-Saric is Educate's Chief Executive Officer.

  Agreement for Airplane Usage Costs.    In 2006, the Company paid an aggregate of $132,679.00 to Bravo Transportation, Inc. for the costs associated with Mr. Dennis flying to and from business meetings using an aircraft owned by this company. Mr. Dennis and his wife each own a 50% interest in Bravo Transportation, Inc. The Compensation Committee reviewed in detail the comparable costs of third party charter airlines and concluded that the amounts paid to Bravo Transportation, Inc. were no more than what would have been paid to any unaffiliated third party provider for this service.

  Merger Agreement.    Certain members of the board of directors and certain executive officers have relationships with members of the investor group proposing to acquire the Company and its affiliates or personal interests in the Merger that may be different from, or in addition to, those of the Company's shareholders generally. These interests include:

    •
    Messrs. Becker and Hoehn-Saric are affiliated with Parent and, among other things, will, following the Merger have an ownership interest in the entities through which several of the members of the Investor Group will be investing in Parent. Mr. Becker will contribute substantially all of his shares of the Company's common stock in exchange for a portion of the equity securities of Parent. Messrs. Becker and Hoehn-Saric have also committed to cancel their options to purchase shares of the Company's common stock, and in the case of Mr. Becker, his performance share units, in exchange for L Curve or the surviving corporation establishing a new deferred compensation plan for each of them, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Becker and Hoehn-Saric do not exercise any options prior to the consummation of the Merger. These contributions and cancellations will be made at a value per share of the Company's common stock of $60.50. Messrs. Becker and Hoehn-Saric are also founding managers of the general partner of another member of the Investor Group. These and other interests are described in the section of the Offer to Purchase entitled "Special Factors—Interests of the Company's Directors and Executive Officer in the Offer and the Merger.";

    •
    The Merger will result in the receipt by Messrs. Becker and Hoehn-Saric of $60.50 in cash, without interest and less any applicable withholding taxes, for each share of the Company's common stock owned by them and $62.00 in cash, without interest, and less any applicable withholding taxes for each share of the Company's common stock held by them in their respective 401(k) accounts and, subject to certain exceptions, the accelerated vesting and cash-out of all of the Company's stock options and restricted shares held by the Company's directors and executive officers;

    •
    Messrs. Wilson and McGuire will receive monthly compensation of between $15,000.00 and $40,000.00 for their service on the special committee of the Board of Directors formed by the Company to evaluate and negotiate the terms of the Merger Agreement; and Messrs. Wilson, McGuire and Pollock will be reimbursed for expenses they incur, including reasonable legal expenses, in connection with their service on the special committee of the Board of Directors given the authority to negotiate the proposed Merger;

    •
    The Named Executive Officers, as well as certain other Company officers expect to have continuing employment relationships with the surviving corporation that are substantially similar to their current employment relationships with Laureate. After consummation of the Merger, Mr. Becker expects to continue to serve as Chairman and Chief Executive Officer of the surviving corporation, and Messrs. Becker and Hoehn-Saric expect to serve on the board of directors of the surviving corporation and the general partner of Parent; and

    •
    The Merger Agreement provides for continued indemnification of current and former directors and officers of the Company and its subsidiaries in respect of liabilities for acts or omissions occurring at or prior to the consummation of the Merger. In addition, the Merger Agreement provides for continued coverage, for six years following consummation of the Merger, under directors' and officers' insurance.

        The Board of Directors has determined that each member of the Board of Directors, other than Douglas L. Becker, is independent in accordance with applicable rules of The Nasdaq Global Select Market.

ANNEX II

1585 Broadway New York, NY 10036

        June 2, 2007

Special Committee of the
Board of Directors
Laureate Education, Inc.
1001 Fleet Street
Baltimore, MD 21202

Members of the Special Committee of the Board:

        We understand that Laureate Education, Inc. (the "Company"), Wengen Alberta, Limited Partnership ("Parent") and L Curve Sub Inc., a direct subsidiary of Parent ("L Curve") propose to enter into an Amended and Restated Agreement and Plan of Merger, substantially in the form of the draft dated June 1, 2007 (the "Merger Agreement"), which provides, among other things, for (i) a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share of the Company (the "Company Common Stock") pursuant to which L Curve will pay $62.00 per share net to the seller in cash for each share of Company Common Stock accepted in the Tender Offer, and (ii) following the completion of the Tender Offer, the merger (the "Merger") of L Curve with and into the Company. Pursuant to the Merger, the Company will become a direct subsidiary of Parent and each outstanding share of the Company Common Stock, other than those shares held by Parent or L Curve, will be converted into the right to receive $62.00 per share in cash. We note that Douglas L. Becker, Steven Taslitz and certain trusts affiliated with each of them (collectively the "Rollover Investors") will contribute a portion of their shares of the Company Common Stock to Parent in exchange for shares of membership interests of Parent pursuant to their Equity Rollover Commitments (as defined in the Merger Agreement) immediately prior to the effective time of the Merger. We also note that certain funds and investors (collectively with the Rollover Investors, the "Investor Group") will invest in Parent. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement. We also note that the Rollover Investors and Parent intend to enter into a voting agreement (the "Voting Agreement") in connection with the Merger and that certain stockholders of the Company have agreed to tender their shares of the Company Common Stock pursuant to the Tender Offer on the terms and subject to the conditions set forth in certain tender agreements (the "Tender Agreements").

        You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement other than Parent, the Investor Group and their respective affiliates is fair from a financial point of view to such holders.

        For purposes of the opinion set forth herein, we have:

  i)
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  ii)
  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  iii)
  reviewed certain financial projections prepared by the management of the Company;

  iv)
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  v)
  reviewed the reported prices and trading activity for the Company Common Stock;

  vi)
  compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

  vii)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  viii)
  participated in discussions and negotiations among representatives of the Company, Parent and their financial and legal advisors;

  ix)
  reviewed the Merger Agreement, the Tender Agreements, the Equity Rollover Commitments, the Voting Agreement, the Financing Commitments of Parent and L Curve (as defined in the Merger Agreement), substantially in the form of the drafts dated June 1, 2007, and certain related documents; and

  x)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have also assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions including, among other things, that Parent will obtain financing for the Tender Offer and the Merger in accordance with the terms set forth in the Financing Commitments and that the transactions contemplated by the Equity Rollover Commitments will be consummated in accordance with their terms. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Tender Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Tender Offer and the Merger. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to such matters.

        This opinion does not address the fairness of any consideration to be received by Parent, the Investor Group or their respective affiliates pursuant to the Merger Agreement or the Equity Rollover Commitments, the relative merits of the Tender Offer and the Merger as compared to the alternative transactions or strategies that might be available to the Company, or the underlying business decision of the Company to enter into the Tender Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and have received a fee for our services, and may receive an additional fee at the sole discretion of the Special Committee of the Board of Directors of the Company upon closing of the transaction. Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by affiliates of Parent. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company, affiliates of Parent or any other company or any currency or commodity that may be involved in this transaction.

        It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether stockholders should tender their shares of Company Common Stock in the Tender Offer or how the stockholders of the Company should vote at any stockholders' meeting if held in connection with the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement other than Parent, the Investor Group and their respective affiliates is fair from a financial point of view to such holders.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
By:	/s/ RICHARD S. BRAIL Richard S. Brail Managing Director

ANNEX III

Global Markets & Investment Banking Group
4 World Financial Center North Tower 30th Floor New York, New York 10080 212 449 1000

June 2, 2007

Special Committee of the Board of Directors
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202

Members of the Special Committee of the Board of Directors:

        Laureate Education, Inc. (the "Company"), Wengen Alberta, Limited Partnership ("Parent") and L Curve Sub Inc., a newly formed, direct subsidiary of Parent ("Merger Sub"), propose to enter into that certain Amended and Restated Agreement and Plan of Merger, to be dated as of June 3, 2007 (the "Agreement"), pursuant to which (i) Merger Sub would commence a tender offer (the "Tender Offer") for all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Shares") for $62.00 per share, net to the seller in cash (the "Consideration") and (ii) Merger Sub would be merged with and into the Company in a merger (the "Merger") in which each Company share not acquired in the Tender Offer, other than Company Shares held in treasury or held by Parent or Merger Sub, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." We understand that, in connection with the Merger, Douglas L. Becker ("DLB"), Steven Taslitz ("ST") and other persons and entities (collectively, the "Parent Investors") will contribute Company Shares to, or otherwise invest in, Parent.

        You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than Parent, the Parent Investors and their respective affiliates.

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3)
  Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

  (4)
  Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

III-1

  (7)
  Participated in certain discussions and negotiations among representatives of the Special Committee of the Board of Directors and Parent and their financial and legal advisors;

  (8)
  Reviewed drafts as of June 2, 2007 of the Agreement, the Tender Agreements to be entered into between certain stockholders of the Company and Parent, a Cooperation Agreement between the Company and DLB, a Voting Agreement by and among Parent, DLB, ST, certain other stockholders of the Company and related trusts, the Offer to Purchase and other ancillary offer documents and instruments, equity rollover commitment letters to be provided by DLB, ST and certain related trusts to Parent, equity financing commitments to be provided by certain equity investors to Parent, and certain related documents (collectively, the "Transaction Documents") and a debt financing commitment letter to the Merger Sub to be executed by certain lenders; and

  (9)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final forms of the Transaction Documents will be substantially similar to the last drafts reviewed by us.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

        We are acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services, two-thirds of which is payable upon completion of our due diligence and our rendering an opinion, and the remaining portion of which is contingent upon the consummation of the Transaction. We may receive an additional fee from the Company, payable at the sole discretion of the Special Committee of the Board of Directors, upon consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we may actively trade the Company Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Company Shares pursuant to the Tender Offer or how such stockholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

III-2

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares, other than Parent, the Parent Investors and their respective affiliates.

Very truly yours,
/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

III-3

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TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SIGNATURE
PARENT'S DESIGNEES
CERTAIN INFORMATION CONCERNING THE COMPANY
Information Relating to Laureate Directors and Named Executive Officers
Information Regarding the Laureate Board and Committees
Section 16(a) Beneficial Ownership Reporting Compliance
Compensation Committee Interlocks and Insider Participation in Compensation Decisions
Compensation Committee Report
Compensation Discussion and Analysis
High-Performing Peer Group
Executive Compensation Tables
Option Awards Vesting Schedule
Stock Awards Vesting Schedule
Change of Control and Severance Arrangements
Non-employee Directors' Compensation for Fiscal 2006
Security Ownership of Certain Beneficial Owners and Management
Certain Relationships and Related Transactions and Director Independence